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As filed with the Securities and Exchange Commission on April 3, 2006

Registration No. 333-122725

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 7
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMPHASTAR PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	33-0702205 (I.R.S. Employer Identification Number)
11570 Sixth Street Rancho Cucamonga, California 91730 (909) 980-9484 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

David W. Nassif
Chief Financial Officer
Amphastar Pharmaceuticals, Inc.
11570 Sixth Street
Rancho Cucamonga, California 91730
(909) 980-9484
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Cynthia A. Rotell, Esq. Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, California 90071-2007 (213) 485-1234	Alejandro E. Camacho, Esq. Andrew S. Epstein, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019-6131 (212) 878-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Common Stock, par value $.0001 per share	$115,000,000	$13,536

(1)
Includes shares which the underwriters have the option to purchase if they sell more than the number of shares they are required to purchase in the offering.
(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)
Fee previously paid in connection with the original filing of the Registration Statement.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated                        , 2006.

PROSPECTUS

Shares
Amphastar Pharmaceuticals, Inc.
Common Stock

We are offering                        shares of our common stock. This is our initial public offering, and no public market currently exists for our shares.

We have applied to have our common stock approved for quotation on the NASDAQ National Market under the symbol "AMPR." We anticipate that the initial public offering price will be between $                              and $                              per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, before expenses, to Amphastar	$	$

We have granted the underwriters a 30-day option to purchase up to an additional                        shares from us on the same terms and conditions as set forth above if the underwriters sell more than                        shares of our common stock in the offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares on or about                        , 2006.

LEHMAN BROTHERS	UBS INVESTMENT BANK
CITIGROUP

                  , 2006

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from the information contained in this prospectus. We are offering to sell shares of common stock, and seeking offers to buy common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

        For investors outside the U.S., neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

        Until                        , 2006, 25 days after the date of this offering, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements and related notes.

Amphastar Pharmaceuticals, Inc.

        We are a specialty pharmaceutical company that develops, manufactures, markets, and sells generic and proprietary injectable and inhalation products. We currently manufacture and sell 66 products and are continuing to develop a portfolio of generic and branded products that target large markets with high technical barriers to entry. We are capable of producing a broad range of dosage formulations, including solutions, emulsions, suspensions, jellies, lyophilized, or freeze-dried, products, as well as metered-dose inhalers and nasal sprays. We have long-standing relationships with all of the major group purchasing organizations and drug wholesalers in the U.S. that deliver products to our end markets, which we believe will enable us to rapidly introduce new products and quickly establish significant market share.

        We began operations in February 1996 with a strategic focus on manufacturing and selling generic injectable products. To complement our internal growth, we acquired International Medication Systems, Limited in October 1998 and Armstrong Pharmaceuticals, Inc. in October 2003 as well as the new drug application, or NDA, for Cortrosyn®, an injectable diagnostic agent, in June 2003 and the abbreviated new drug application, or ANDA, for a generic version of Primatene® Mist in July 2004. As we expanded our infrastructure and developed our research and development expertise, our strategic focus has evolved into developing products for large markets with high technical barriers to entry. We believe these product candidates will generate higher margins for a longer period of time than products that face more substantial competition.

        We are specifically focused on applying our technical expertise to develop products that:

  •
  require an active pharmaceutical ingredient that is difficult to source and/or manufacture;

  •
  involve complex manufacturing;

  •
  address deficiencies in the innovator's product formulation; and/or

  •
  improve upon an existing product through the use of drug delivery technology we have developed.

Our Competitive Advantages

        We have built our company by integrating the capabilities that we believe are essential to compete effectively in the pharmaceutical industry, including:

        Experienced product development team.    Our product development team consists of 40 people, 11 of whom hold Ph.D.s, with expertise in areas such as pharmaceutical formulation, process development, in vivo study, analytical chemistry, drug delivery, and clinical research.

        Comprehensive manufacturing capabilities.    We manufacture pharmaceutical products in multiple dosage formulations, including solution, emulsion, suspension, jelly, lyophilized, or freeze-dried, as well as metered-dose inhalers and nasal spray products. During 2005 we produced approximately 16.0 million injectable units and five million metered-dose inhaler units.

        Ability to develop and manufacture active pharmaceutical ingredients.    One aspect of our development focus is on products that are difficult to manufacture because the active pharmaceutical ingredient is not easily obtained. For example, we have leveraged our technical and manufacturing expertise to develop and manufacture the active pharmaceutical ingredient for enoxaparin, our injectable anticoagulant product candidate.

        Proprietary drug delivery technology.    Through our research and development efforts, we have developed a proprietary technology, or platform, focused on the improvement of drug delivery. Our sustained-release technology has enabled us to formulate injectable product candidates that are designed to allow single injections to be effective over an extended period.

        Strong group purchasing organization and wholesaler relationships.    We have long-standing relationships with all of the major group purchasing organizations and wholesalers in the U.S. Our relationships with group purchasing organizations and wholesalers give us access to most, if not all, of the injectable markets in the U.S.

        We face significant competition for our marketed products from major, brand name pharmaceutical companies, who have greater research and development, financial, sales and marketing, manufacturing and other resources than we have. We also expect to face significant competition for our product candidates from the product innovator and any generic manufacturers of the product. Competitors may be able to devote greater resources to the development, manufacturing and marketing of their products as well as initiate or withstand substantial price competition, any of which could give them a significant advantage.

Our Product Candidates

        The table below lists the significant product candidates that we are currently developing:

Product Candidate	Reference Drug(1)	Therapeutic Classification	Regulatory Path(2)	FDA Filing/ Expected Filing Date
Enoxaparin	Lovenox®	Anticoagulant	ANDA	Q1 2003(3)
Medroxyprogesterone	DepoProvera®	Contraceptive	ANDA	Q3 2004(3)
Ampofol®	Diprivan®	General Anesthetic	505(b)(2) NDA	Q3 2005(3)
Fluticasone propionate	Flonase® (nasal) Flovent® (inhaler)	Anti-allergic; Anti-inflammatory	ANDA ANDA	Q2 2006 2007
Azithromycin	Zithromax® (azithromycin for injection)	Antibiotic	ANDA	Q2 2006
Albuterol HFA	Proventil®, Ventolin®	Bronchodilator	505(b)(2) NDA	2007
Amphacaine	—	Local Analgesic	NDA	2008
Epinephrine Mist HFA	Primatene® Mist	Bronchodilator	505(b)(2) NDA	2008

(1)
Reference drug means the listed drug identified by the FDA as the drug product upon which an applicant relies in seeking approval of an abbreviated new drug application. Patents for Flovent, Lovenox, Proventil and Ventolin expire in 2017, 2012, 2015 and 2017, respectively. The patents relating to the reference drugs for our other product candidates have already expired.

(2)
See "Business—Regulatory Considerations" for information regarding the regulatory approval processes for the indicated submissions.

(3)
Filed.

        According to IMS Health Incorporated ("IMS Health"), an independent provider of statistical information on the pharmaceutical industry, the combined sales in the U.S. in 2005 for the currently marketed versions of enoxaparin and Ampofol was in excess of $2.4 billion.

        We face challenges in the development of, and regulatory approval for, our product candidates. Prior to regulatory approval, we will need to demonstrate to the U.S. Food and Drug Administration, or FDA, that our generic product candidates are bioequivalent to the innovator drug and we may not be able to do so. The development of our product candidates requires significant investments and we may not realize any returns from these investments.

  Enoxaparin

        Enoxaparin is an injectable form of low molecular weight heparin, which is a class of medication used as an anticoagulant, or blood thinner, to prevent clotting of blood in the vein, commonly referred to as deep vein thrombosis, and acute coronary syndromes. Enoxaparin is currently marketed by Sanofi-Aventis ("Aventis") under the brand-name Lovenox. Enoxaparin is difficult to manufacture because the active pharmaceutical ingredient is not easily obtained. Our research and development team has developed a multi-step chemical process for converting raw material into the active pharmaceutical ingredient, which we believe overcomes technical barriers to producing the active pharmaceutical ingredient. Aventis' sales of Lovenox in the U.S. in 2005 were approximately $1.8 billion, according to IMS Health.

        In connection with the filing of our ANDA for enoxaparin sodium with the FDA in March 2003, we certified to the FDA that the existing patents in connection with Lovenox are invalid, unenforceable, or will not be infringed by our generic product candidate. Teva Pharmaceuticals USA, Inc. has also filed an ANDA with the FDA for enoxaparin. In August 2005, Momenta Pharmaceuticals, Inc. filed an ANDA with the FDA for enoxaparin. An ANDA is a pre-market application for approval for a generic drug that contains certain data and information, including product formulation, specifications and stability of the generic drug, to demonstrate that the product is bioequivalent to the innovator drug. Aventis brought a patent infringement lawsuit against both Amphastar and Teva in August 2003 with respect to enoxaparin. In June 2005, the U.S. District Court for the Central District of California granted summary judgment in our favor in the lawsuit. The final judgment was entered by the District Court in July 2005 and in September 2005, Aventis filed an appeal of the District Court's decision with the U.S. Court of Appeals for the Federal Circuit. The parties argued the appeal before the Federal Circuit in January 2006. In February 2003, Aventis filed a citizen petition with the FDA, to which it has filed several supplements. FDA regulations allow interested parties to file a "citizen petition" with the FDA to request that the FDA Commissioner take or refrain from taking certain regulatory or administrative actions such as requesting that approval of a drug be withheld or an approved product be removed from the market. Aventis' citizen petition requests, among other things, that the FDA refrain from approving any ANDA for a generic version of Lovenox unless certain conditions are satisfied. In connection with the FDA's review of our ANDA for enoxaparin sodium, the FDA has made several comments and requests to us for data in the areas of chemistry, bioequivalence and labeling. We have filed with the FDA data from an FDA-requested bioequivalence study in humans and additional information on our raw material, active pharmaceutical ingredient and finished product, as well as certain product characterization data.

        On May 2, 2005, we entered into an agreement to grant certain exclusive marketing rights for our enoxaparin product candidate (the "Product") to Andrx Pharmaceuticals, Inc. ("Andrx"). Andrx's marketing rights generally extend to the U.S. retail pharmacy market (the "Territory"). To obtain such rights, Andrx made an up-front payment to us of $4.5 million upon execution of the agreement. In addition, Andrx will make an additional $5.5 million payment to us once certain milestones relating to the Product are achieved, including obtaining FDA marketing approval, should Andrx elect to participate in the commercial launch of the Product. Under the agreement, the parties will share the gross profit from Andrx's sales of the Product in the Territory and we will receive 50% to 60% of the gross profit. In the event that we provide notice to Andrx of our intention to launch the Product at risk, and Andrx elects not to participate in such a launch, or we fail to provide Andrx with written notice of our intent to launch by June 30, 2006, then thereafter, Andrx will have the option to demand a refund of the $4.5 million up-front payment to us.

  Ampofol

        Ampofol is the brand name for our injectable propofol product candidate, which is a general anesthetic compound formulated with soy bean oil and egg extract to form a stable emulsion which contains 1% propofol. Propofol is currently manufactured and sold by AstraZeneca PLC under the trade name Diprivan and as a generic product by (i) a joint venture between Baxter Healthcare Corporation and Gensia-Sicor Pharmaceuticals, a predecessor of Teva, and (ii) Bedford Laboratories. Combined sales in 2005 for these products was approximately $522 million, according to IMS Health. Propofol is used for general anesthesia, monitored anesthesia care sedation, and sedation in the intensive care unit ("ICU") setting.

        Our research and development team has developed and patented a third-generation propofol, which is formulated to retard microbial growth without any preservatives or additives and with half the amount of soybean oil and egg lecithin, a compound extracted from eggs that acts as an emulsifier, used in the second generation propofols. We have demonstrated in all of the clinical trials we have conducted, which have involved more than 800 patients and volunteers in three clinical settings, including a 200-patient multi-center trial based in the ICU, that Ampofol is bioequivalent to Diprivan. We believe Ampofol will have lower manufacturing and storage costs than second generation propofols because of the reduced lecithin amounts and the ability to store the product at room temperature.

        We have established a production line and completed scale-up, validation, and stability batch filling for Ampofol. We filed a 505(b)(2) NDA for Ampofol with the FDA in July 2005. This type of FDA filing is an alternate path to FDA approval for modifications to formulations of products previously approved by the FDA.

Our Existing Products and Services

        We currently manufacture and sell 66 injectable and inhalation products. We recorded net revenues of $61.2 million and $84.3 million for the year ended December 31, 2004 and 2005, respectively. A significant portion of our revenues during these periods was derived from four products or product families: Cortrosyn, Lidocaine Jelly, Albuterol CFC, and our Critical Care Drug Portfolio. We have a history of net losses. For the years ended December 31, 2003, 2004 and 2005, we had net losses of $3.9 million, $6.6 million and $1.7 million, respectively.

Our Strategy

        Our goal is to be an industry leader in the development, manufacture and marketing of injectable and inhalation pharmaceutical products. The key elements of our strategy include:

  •
  Focusing on high margin generic product opportunities;

  •
  Developing proprietary products based on our technology platform;

  •
  Enhancing our sales, marketing, and distribution capabilities; and

  •
  Complementing internal growth with strategic acquisitions.

Corporate Information

        Amphastar Pharmaceuticals, Inc., a California corporation, was incorporated in 1996 ("California Amphastar"). Amphastar Pharmaceuticals, Inc., a Delaware corporation ("Delaware Amphastar"), was incorporated in 2004 and California Amphastar merged with and into Delaware Amphastar in 2004. Our principal executive offices are located at 11570 Sixth Street, Rancho Cucamonga, California 91730, and our telephone number is (909) 980-9484. Our internet address is www.amphastar.com. Information contained on our web site does not constitute a part of this prospectus. References in this prospectus to "Amphastar," "our company," "we," "our," and "us" refer to Amphastar Pharmaceuticals, Inc., and its subsidiaries, unless the context indicates otherwise.

        Our logos and Amphastar Pharmaceuticals are our trademarks. This prospectus contains product names, trademarks and trade names that are the property of other organizations.

The Offering

Issuer	Amphastar Pharmaceuticals, Inc.
Total common stock offered	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
To fund the development of all of our current, significant product candidates, upgrade, renovate and equip an additional building at our headquarters complex, repay indebtedness and for general corporate purposes and potential acquisitions of products or business.
Proposed NASDAQ National Market Symbol	AMPR

        The number of shares outstanding after this offering is based on 36,928,816 shares outstanding on March 16, 2006 and excludes:

  •
  6,035,754 shares of common stock issuable upon exercise of options outstanding as of March 16, 2006, with a weighted average exercise price of $8.54 per share; and

  •
  3,723,980 shares of common stock reserved for future grant under our stock incentive plans as of March 16, 2006.

        Except as otherwise indicated, all share information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares.

Summary Consolidated Financial Information

        The table below sets forth summary consolidated financial information for the periods indicated. You should read this information together with the financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended December 31,
	2003(1)	2004	2005
	(in thousands, except per share data)
Consolidated Statements of Operations data:
Net revenues	$48,197	$61,193	$84,280
Cost of revenues	35,508	46,660	58,457

Gross profit	12,689	14,533	25,823
Operating expenses:
Selling, distribution and marketing	3,194	3,561	3,898
General and administrative	5,537	9,212	10,812
Research and development	6,344	8,451	10,265
Impairment of long-lived assets	623	185	157
Management fees and rent expense—related party	921	204	359

Total operating expenses	16,619	21,613	25,491

Income (loss) from operations	(3,930)	(7,080)	332
Non-operating income (expense):
Interest income	174	53	71
Interest expense	(1,322)	(2,010)	(2,141)
Gain from settlement with Organon	—	2,215	—
Other income (expense), net	(15)	250	56

	(1,163)	508	(2,014)

Loss before income taxes	(5,093)	(6,572)	(1,682)
Provision for income taxes	98	—	—

Net loss before extraordinary gain	(5,191)	(6,572)	(1,682)
Extraordinary gain, net of taxes	1,341	—	—

Net loss	($3,850)	($6,572)	($1,682)

Net loss per share before extraordinary gain(2):
Basic	($0.15)	($0.19)	($0.05)
Diluted	($0.15)	($0.19)	($0.05)
Net loss per share(2)
Basic	($0.11)	($0.19)	($0.05)
Diluted	($0.11)	($0.19)	($0.05)
Weighted-average shares outstanding
Basic	33,520	34,597	36,104
Diluted	33,520	34,597	36,104
	As of December 31, 2005
	Actual	As Adjusted(3)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet data:
Cash, cash equivalents and restricted short-term investments	$8,347
Working capital	28,779
Total assets	176,698
Long-term debt and capital leases, including current portion	34,939
Accumulated deficit	(23,433)
Total stockholders' equity	101,154

(1)
Includes the results of operations of Armstrong since October 9, 2003.

(2)
See Note 2 of Notes to Consolidated Financial Statements for a description of the method used to compute basic and diluted net loss per share and the number of shares used in computing basic and diluted loss per share.

(3)
Reflects the sale of                        shares of common stock in this offering at an assumed initial public offering price of $      per share, the mid-point of our anticipated price range, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        You should carefully consider the following risk factors and other information in this prospectus before deciding to invest in our common stock. If any of the following risks occur, our business, financial condition, results of operations, and prospects could be materially adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

        Our ability to commercialize our current product candidates, particularly our enoxaparin and Ampofol product candidates, is critical to our success, and if we fail to do so, our business and financial condition will suffer.

        We have made significant investments in the development of our product candidates including research and development expenses for the years ended December 31, 2004 and 2005 of $8.5 million and $10.3 million, respectively. These investments include our efforts to develop our enoxaparin and Ampofol product candidates, both of which are subject to regulatory approval. In addition, we expect to expend significant additional resources to continue to develop and commercialize our product candidates, some of which are dependent on the results of clinical trials. We may not obtain regulatory approval for our product candidates and if we obtain regulatory approval we may not be able to commercialize our product candidates or realize any return from these investments. In particular, the development of pharmaceutical products is risky because, even if we receive regulatory approval, other companies may be able to market similar products prior to the launch of our products, during which time their product may gain a significant marketing advantage. If we fail to successfully commercialize our enoxaparin or Ampofol product candidates, we would not earn any return on our investment in these product candidates, and we may be unable to generate sufficient revenue to attain or sustain profitability.

        One of our product candidates, enoxaparin, is the subject of litigation and a citizen petition filed with the FDA which may prevent or delay regulatory approval of our enoxaparin product candidate.

        In March 2003, we filed an ANDA with the FDA for enoxaparin sodium, seeking approval to engage in the commercial manufacture, sale, and distribution of enoxaparin in the U.S. Our ANDA for enoxaparin included a Paragraph IV certification to the FDA that the existing patents associated with Aventis's branded enoxaparin product, Lovenox, are invalid, unenforceable or will not be infringed by our generic product candidate. A Paragraph IV certification is a certification made under the Federal Food, Drug and Cosmetic Act, as amended, by the filer of an ANDA that a patent covering a marketed drug product is invalid, unenforceable or will not be infringed by the manufacture, use, or sale of the new drug for which the application is submitted. If the patent holder files a patent infringement action within 45 days of receiving notice of the Paragraph IV certification, the FDA places a 30 month stay of approval on the ANDA. As a result of the filing of ANDAs by us and another generic manufacturer, Aventis commenced litigation against us and the other generic manufacturer in August 2003 alleging infringement of one of the two patents covering their product. The litigation stayed the FDA from finally approving our ANDA until the earlier of a court decision in our favor or the expiration of 30 months from Aventis' receipt of our notice of the Paragraph IV certification. In August 2004, we filed a motion for summary judgment against Aventis seeking a judgment that the patent which is the subject of the litigation is unenforceable based on inequitable conduct. In June 2005, the U.S. District Court for the Central District of California granted summary judgment in our favor and the final judgment was entered by the District Court in July 2005. The entry of this decision in our favor terminated the 30 month stay of approval applicable to our ANDA. In September 2005, Aventis filed an appeal of the District Court's decision with the U.S. Court of Appeals for the Federal Circuit. The parties argued the appeal before the Federal Circuit in January 2006.

        In May 2003, Aventis filed a patent application with the U.S. Patent and Trademark Office ("PTO") with respect to the patent in suit requesting reissuance of the patent in suit to address certain errors in the claims. Aventis announced in December 2004 that it was issued a notice of allowance by the PTO for the reissuance of the patent in suit. A notice of allowance is a notice from the PTO indicating the end of the prosecution of the pending patent application on the merits and the PTO's intent to reissue the patent with the claims then pending in the reissue application. In June 2005, the PTO reissued the patent in suit which Aventis then submitted to the FDA as covering their Lovenox product. The final judgment also determined that the reissued patent is unenforceable.

        In February 2003, Aventis also filed a citizen petition with the FDA requesting, among other things, that the FDA refrain from approving any ANDA for a generic version of Lovenox unless the ANDA applicant demonstrates either that the manufacturing process used in producing the generic drug is equivalent to Aventis' manufacturing process or that the generic product is safe and effective through clinical trials. We have filed comments with the FDA in opposition to Aventis' citizen petition. The FDA has yet to rule on Aventis' citizen petition. See "Business—Legal and Regulatory Proceedings—Enoxaparin Paragraph IV Litigation" and "—Enoxaparin Citizen Petition" and "Business—Regulatory Considerations—Generic Drug Approval." If the FDA grants Aventis' citizen petition in whole or in part, or if we do not ultimately prevail in the litigation with Aventis, the FDA may delay or refuse to grant approval of our ANDA to market enoxaparin, which could limit our ability to generate sufficient revenue to attain profitability.

        We face significant competition from both brand-name and generic manufacturers that could adversely affect the success of our products and severely limit our growth.

        Substantially all of our marketed products are generic versions of brand-name products. We face significant competition for our marketed products from major, brand-name pharmaceutical companies such as GlaxoSmithKline, Schering-Plough Corporation and Wyeth, and from companies focused on the generic injectable and inhalation markets such as American Pharmaceutical Partners, Inc., Novartis AG, Inc., Faulding, Inc., IVAX Corporation and Teva. Competition in the generic pharmaceutical industry has increased, as brand-name competitors have entered the business by creating generic subsidiaries, purchasing generic companies, or licensing their products to generic manufacturers prior to patent expiration or as their patents expire.

        We face significant competition for our new products and product candidates from the respective product innovators and any generic manufacturer. Enoxaparin is currently marketed by Aventis under the brand-name Lovenox, and Teva and Momenta Pharmaceuticals, Inc. have filed ANDAs with the FDA for approval of their generic versions. Pfizer currently markets DepoProvera, its branded medroxyprogesterone product, and Teva received FDA approval for a generic version. Pfizer also currently markets azithromycin under the brand-name Zithromax, and Baxter Healthcare Corporation recently announced the launch of a generic azithromycin to be manufactured by Pfizer. AstraZeneca is the innovator of Diprivan, and generic versions of propofol are marketed by Baxter-Teva and Bedford Laboratories.

        As patents for brand-name products expire and related exclusivity periods expire, the first company to market a generic product is generally able to achieve higher sales, profitability and market share with respect to that product because it is granted an exclusive right to market the product for 180 days. However, as competing generic manufacturers receive regulatory approval on similar products and the 180-day exclusivity period expires, market share, revenue, and gross profit typically decline.

        The timeliness with which we can gain regulatory approval for our product candidates and launch them in the market will be a significant factor in their acceptance, and if competitors are able to launch their products first or delay the launch of our products, this may materially adversely affect our product candidates' success. In addition, our competitors may succeed in developing products and technologies that are more effective or less costly than any that we are developing, or that would render our product candidates obsolete and noncompetitive. We anticipate that we will face increased competition in the future as new companies enter the market and advanced technologies emerge. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

        Many of our competitors have significantly greater research and development, financial, sales and marketing, manufacturing, and other resources than we have. Additionally, as evidenced by Teva's recent purchase of IVAX, we believe there is a trend towards consolidation among generic drug companies, increasing the relative size and power of companies in our market. As a result, they may be able to devote greater resources to the development, manufacture, marketing or sale of their products, initiate or withstand substantial price competition, or more readily take advantage of acquisitions or other opportunities.

        If we are unable to obtain raw materials, active pharmaceutical ingredients, and other products from our suppliers that we depend on for our operations, our ability to deliver our products to market may be impeded.

        We depend on suppliers for raw materials, active pharmaceutical ingredients and other components that are subject to stringent FDA requirements. The active pharmaceutical ingredient for Cortrosyn, our largest selling product, is only available from one source, Organon USA Inc. We have entered into a supply agreement with Organon to secure this active pharmaceutical ingredient. Our suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction, and environmental factors. In addition, establishing additional or replacement suppliers for these materials may take a substantial period of time, as suppliers must be approved by the FDA. Further, a significant portion of our raw materials may be available only from foreign sources. Foreign sources can be subject to the special risks of doing business abroad, including transportation difficulties, political instability and labor unrest, export duties, fluctuation in currency exchange rates, and uncertainty regarding legal recourse.

        If we are unable to secure on a timely basis sufficient quantities of the materials we depend on to market our products, if we encounter delays or contractual or other difficulties in our relationships with these suppliers, or if we cannot find replacement suppliers at an acceptable cost, the manufacture and/or sale of our products may be disrupted, which could increase our costs and significantly reduce our revenues from the sale of any approved products.

        In connection with our acquisition of Cortrosyn from Organon USA Inc. in 2003, Organon agreed to continue to manufacture Cortrosyn finished product for us for a three year period. In February 2004, due to flooding in its manufacturing facility, Organon was forced to cease production of Cortrosyn finished product. We exhausted our inventory of Cortrosyn in June 2004. We transferred the manufacture of this product to our Rancho Cucamonga facility and began selling the product again in August 2004. As a result of the supply interruption, our revenues from the sale of Cortrosyn were adversely impacted in the second and third quarters of 2004. Cortrosyn sales were $13.9 million and $22.4 million for the years ended December 31, 2004 and 2005, respectively. Our costs to produce this product are higher than what we paid Organon to supply this product to us and therefore we do not expect our profit margin for Cortrosyn to equal our profit margin prior to the supply interruption.

        The loss of any of the principal members of our scientific and management teams would impair our ability to successfully develop or commercialize our product candidates, which could materially adversely affect our ability to compete.

        We are highly dependent on the principal members of our scientific and management teams, including Dr. Jack Zhang, our President and Chief Executive Officer, and Dr. Mary Luo, our Chief Operating Officer. We do not maintain key person life insurance for any of our key personnel. Because we focus on applying our technical expertise to develop products with high technical barriers to entry, we must continue to attract and retain qualified scientific and technical personnel. We do not have employment agreements with our key personnel. Competition among pharmaceutical and biotechnology companies for qualified employees is intense, and the ability to attract and retain qualified individuals is critical to our success. The loss of the services of any one of our key personnel may significantly delay or prevent the achievement of our product development objectives and could have a material adverse effect on our business.

        If clinical trials of any of our product candidates are delayed or are not successful, we may be unable to commercialize those product candidates in a timely manner, or at all.

        For certain of our product candidates, we are required to conduct clinical trials to obtain FDA approval. Conducting clinical trials is a lengthy, time-consuming and expensive process, and the results of these trials are inherently uncertain. The commencement and completion of clinical trials may be delayed by many factors that are beyond our control, including:

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  scheduling conflicts with participating clinicians and clinical institutions;

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  slower than anticipated patient enrollment; and

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  the occurrence of adverse events during the clinical trials.

        The results from early clinical trials may not be predictive of results to be obtained in later clinical trials. Clinical trials may not demonstrate sufficient safety and efficacy to obtain the necessary regulatory approvals, or a commercially viable product.

        If clinical trials for our product candidates are not completed or conducted as planned, or if any of these product candidates are not bioequivalent or do not prove to be safe and effective or do not receive required regulatory approvals, the commercialization of these products would be delayed or prevented, and our ability to generate revenues would be impaired, which could prevent us from achieving or maintaining profitability.

        We depend on our wholesaler relationships and group purchasing organizations for the sale of our products, and if we are unable to maintain those relationships, our revenue will be harmed.

        We sell our injectable pharmaceutical products to customers through arrangements with group purchasing organizations and wholesalers. The majority of hospitals contract with the group purchasing organization of their choice for their purchasing needs. We currently derive, and expect to continue to derive, a large percentage of our revenue from customers that have relationships with a small number of group purchasing organizations, in particular Novation and Premier, and wholesalers, specifically AmerisourceBergen Corporation, Cardinal Health, Inc., and McKesson Corporation. These three wholesalers collectively accounted for over half of our net revenues in each of the last three fiscal years. AmerisourceBergen Corporation accounted for 20%, 17% and 18%, Cardinal Health, Inc. accounted for 21%, 18% and 21% and McKesson Corporation accounted for 14%, 18% and 17% of our net revenues in 2003, 2004 and 2005, respectively. In order to maintain these relationships, we believe we will need to offer a broad product line, remain price competitive, comply with FDA regulations, and provide high quality products. Most of our group purchasing organization agreements may be terminated on 60 or 90 days' notice. We have written terms and return policies with our major wholesalers, which are subject to renegotiation at any time. The group purchasing organizations and wholesalers with whom we have relationships may have relationships with manufacturers that sell competing products or combinations of competing products from which they earn higher margins or may prefer products other than ours for other reasons. If we are unable to maintain our group purchasing organization and wholesaler relationships, sales of our products and revenue will decline.

        This network through which we sell our products has in the past undergone consolidation, marked by mergers and acquisitions among group purchasing organizations and drug wholesalers such as the merger of two of the largest wholesalers, AmeriSource Health Corporation and Bergen Brunswig Corporation, and may in the future undergo further consolidation. Also, the growth of national pharmacy chains, and the increasing importance of mail order businesses may also adversely affect us. This consolidation trend may increase pricing and other competitive pressures on us and could have a material adverse effect on sales of our products.

        We have a history of net losses, and we may not achieve profitability in the future.

        We have a history of net losses. For the years ended December 31, 2003, 2004 and 2005, we had net losses of $3.9 million, $6.6 million and $1.7 million, respectively. We had an accumulated deficit of $23.4 million as of December 31, 2005. Our ability to generate revenue from existing products or to achieve or maintain profitability for any period is dependent on our ability to successfully and timely design, develop, obtain regulatory approval for, manufacture, and commercialize our product candidates. We expect to increase our operating expenses over the next several years, as we expand our research and development activities, acquire or license new technologies and product candidates, and scale up our manufacturing and quality operations and hire additional personnel. As a result, we may continue to incur operating losses. Because of the numerous risks and uncertainties associated with our product development efforts, we are unable to predict the extent of any future losses or when we will become profitable for any year, if at all.

        We have recently made a number of improvements to our internal controls and accounting processes, and if these improvements are insufficient to permit us to maintain an effective system of internal controls, we may not detect in a timely manner misstatements that could occur in our financial statements in amounts that could be material. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

        Our reporting obligations as a public company will require us to devote significant resources to our operational and financial systems for the foreseeable future. As a private company, we have had limited accounting personnel and other resources with which to address our internal controls, procedures and accounting. In anticipation of becoming a public company, we have taken a number of steps to improve our internal controls and accounting processes, including hiring additional accounting personnel, establishing monthly and quarterly financial closing procedures and establishing additional procedures with respect to account reconciliations and analyses. Upon completion of this offering, we will have had only limited operating experience with the improvements we have made to date. We will need to make continued efforts with respect to our internal controls in order to meet the requirements of being a public company, including the rules under Section 404 of the Sarbanes-Oxley Act of 2002, and the improvements we have made and the efforts with respect to our accounting processes that we will need to continue to make may not be sufficient to ensure that we maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in misstatements in our financial statements in amounts that could be material. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

        We will need an effective sales organization to market and sell our future branded products, and our failure to have an effective sales organization may harm our business.

        We have only a small sales organization to market and sell any branded products that we may develop or acquire. Prior to the time that our products are available for commercial launch we may not be able to recruit or acquire additional sales and marketing personnel, license our products to pharmaceutical companies with sales organizations, or enter into a favorable co-promotion or contract sales arrangements. If we decide to market our products through third parties, these parties may not have the same interests as we do in marketing the products, and we may lose control over the sales of these products.

        Our business may suffer if we are unable to identify, consummate, and integrate any future acquisitions successfully.

        In the past, we have grown our operations in part through acquisitions of companies and products. Since we began operations in 1996, we have acquired two companies, International Medication Systems, Limited in 1998 and Armstrong in 2003, and two products, Cortrosyn in 2003 and Epinephrine Mist in 2004. As part of our business strategy, we plan to continue to acquire businesses, products, and technologies that we believe complement our business. We are not currently a party to any agreements, commitments or understandings with respect to any potential acquisitions. Future acquisitions, however, may entail many risks and may result in unforeseen difficulties in integrating the operations and personnel of companies that we acquire and the products and technologies that we acquire. Potential acquisitions may require significant management attention that would otherwise be available for ongoing development of our existing portfolio of products and product candidates. In addition, we may not be able to maintain the levels of operating efficiency or product sales that any acquired company or product achieved in the past or might have achieved separately. For example, since we began manufacturing Cortrosyn, our costs to manufacture this product have been higher than the costs we paid to purchase the product from Organon. Successful integration of the companies we acquire will depend on our ability to, among other things, eliminate redundancies and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve cost savings and other benefits that we might hope to achieve with acquisitions. Future acquisitions could result in potentially dilutive issuances of equity securities, result in the incurrence of debt and contingent liabilities, or have a negative impact on our consolidated financial statements.

        We expect that we will need significant cash resources for our research and development and commercialization efforts. We may need to raise additional capital, and if we are unable to raise additional capital when needed, we may be forced to curtail or delay these activities.

        We expect that we will require substantial funds to continue our research and development activities and commercialization activities and plan to use part of the proceeds from this offering for this purpose. We estimate that our research and development costs for our current, significant product candidates identified in "Prospectus Summary—Our Product Candidates" may require up to $20.0 million which we anticipate funding from the proceeds from this offering. However, because successful development of our drug candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize these product candidates or other product candidates we may develop in the future. Because our business requires us to continually develop new products, we may need to raise additional capital to expand our business in the future through public or private equity offerings, debt financings or licensing arrangements which may not be available on terms favorable to us, or at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants. If we cannot raise capital when needed on favorable terms, or at all, it may delay our development and commercialization of product candidates we develop in the future, which could harm our business.

        If a natural or man-made disaster strikes one or more of our facilities, we may be unable to manufacture certain products for a substantial amount of time and our revenue could decline.

        Our facilities may be affected by natural or man-made disasters. Our thirteen manufacturing facilities are located in four locations: Rancho Cucamonga and South El Monte, California, and Canton and West Roxbury, Massachusetts. These facilities and the manufacturing equipment that we use to produce our products would be difficult to replace and could require substantial lead time to repair or replace. Certain of our manufacturing facilities produce more than one product. In the event that one of our manufacturing facilities was affected by a disaster, we would be forced to shift production to our other manufacturing facilities or rely on third-party manufacturers, and our other facilities or a third-party manufacturer may not have the capability to effectively supply all of the affected products. In particular, a natural disaster, such as an earthquake, could seriously impair our manufacturing capabilities in California. If we were to shift production from one facility to another, we would need to secure FDA approval to manufacture the product in the new facility. Depending on the value of our product, this could take between six months and three years and we may not be able to outsource the manufacture during that time. We currently carry business interruption insurance with a $15 million policy limit and our subsidiaries, International Medication Systems, Limited and Armstrong, have separate policies with policy limits of $18 million and $6 million, respectively. Our insurance coverage may not be sufficient in scope or amount to cover potential losses.

Other Risks Related to Intellectual Property Rights

        Third parties may claim that we infringe their proprietary rights and may delay or prevent us from manufacturing and selling our products, which could limit our ability to generate sufficient revenue to attain or maintain profitability.

        Our success depends on our ability to operate without infringing the patents and proprietary rights of third parties. There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use, and sale of new generic products and the validity and infringement of patents or proprietary rights. When seeking regulatory approval for our product candidates, we may be required to certify to the FDA that these products do not infringe third-party patents, or that such patents are invalid. Filing such a certification against a patent, commonly known as a Paragraph IV certification, gives the patent holder the right to bring a patent infringement lawsuit against us. Brand-name pharmaceutical companies regularly institute these suits, and we expect them to continue to use these tactics because it is a cost-effective way to delay or prevent generic competition. A lawsuit stays the FDA's approval decision until the earlier of a court decision or 30 months from the patent holder's receipt of notice of certification. A claim of infringement and the resulting delay results in additional expenses and could even prevent us from manufacturing and selling certain products. In this regard, we were recently a defendant in a Paragraph IV patent infringement litigation initiated in 2003 by Aventis concerning one of our product candidates, enoxaparin, a generic version of Lovenox. The U.S. District Court for the Central District of California granted summary judgment in our favor in June 2005 and the final judgment was entered by the District Court in July 2005. The entry of this decision in our favor terminated the 30 month stay of approval applicable to our ANDA. In September 2005, Aventis filed an appeal of the District Court's decision with the U.S. Court of Appeals for the Federal Circuit. The parties argued the appeal before the Federal Circuit in January 2006. See "Business—Legal and Regulatory Proceedings—Enoxaparin Paragraph IV Litigation."

        We are subject to other patent infringement claims from time to time in the ordinary course of our business, and third parties could assert patent infringement claims against us in the future with respect to our current products, products we may develop, or products we may license. Litigation could force us to:

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  delay or prevent selling, manufacturing, or using products that incorporate or are made using the challenged intellectual property;

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  incur significant expenses or pay damages, including attorneys fees; or

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  enter into licensing or royalty agreements that may not be available on acceptable terms, if at all.

        Any patent litigation, regardless of its outcome, would delay the regulatory approval process, be costly, and require significant time and attention of our key management and technical personnel.

        Commercialization of our enoxaparin product or any other generic product, prior to the final resolution of a patent infringement litigation with respect to such product, could expose us to significant damages if the outcome of such litigation is unfavorable and could impair our reputation.

        If we receive FDA approval of our ANDA for enoxaparin or any other product, we may consider commercializing the product prior to the final resolution of any related patent infringement litigation. The risk involved in marketing enoxaparin prior to the final resolution of the appeal of the decision in the recent Paragraph IV patent infringement lawsuit may be substantial because the remedies available to Aventis could include, among other things, damages measured by the profits lost by Aventis and not by the profits earned by us. Aventis may also recover damages caused by the erosion of prices for its patented drug as a result of the introduction of our generic drug in the marketplace. Further, in the case of a willful infringement, which requires a complex analysis of the totality of the circumstances, such damages may be trebled. Moreover, because the discount pricing typically involved with generic products, patented branded products generally realize a substantially higher profit margin than generic products. Typically a patent owner's profit margin is reduced when a generic product is introduced on the market. This profit reduction can act as a disincentive to the patent owner to settle patent litigation on terms that could allow our products to be marketed upon the settlement of such litigation. However, in order to realize the economic benefits of some of our products, including enoxaparin, we may decide to risk an amount that may exceed the profit we anticipate making on our product. There are a number of factors we would need to consider in order to decide whether to launch our product prior to final resolution, including assessing the probability of an adverse court decision and the magnitude of the monetary damages we would face and our ability to pay damages. An adverse court decision in a case such as this, or in other similar litigation, could require us to pay a significant amount in damages which could harm our business and reputation and could cause the market value of our common stock to decline. If the revenues from our products or our access to our lines of credit are insufficient to satisfy any damages we would be required to pay, we may be forced to use a portion of the proceeds of this offering to pay such damages.

        We depend on our ability to protect our intellectual property and proprietary rights, and we cannot be certain of their confidentiality and protection.

        Our inability to protect our intellectual property rights could adversely affect our ability to manufacture or sell our products. We primarily rely on trade secrets, unpatented proprietary know-how, and continuing technological innovation to protect our products and technology, especially where we do not believe patent protection is appropriate or obtainable. Although, in some cases, we seek patent protection to preserve our competitive position, our current patent portfolio is relatively insignificant with respect to the majority of our existing products and product candidates. We own 12 patents issued by the PTO covering formulations, processes and equipment used in the manufacture of our products. The expiration dates of these patents range from 2006 to 2022. We may not be able to obtain patent or other forms of protection for inventions or other intellectual property developed by our officers or employees, or consultants because we might not have been the first to invent the patentable technology or others may have independently developed similar or alternative technologies.

        Despite our efforts to protect our proprietary information through the use of confidentiality and non-disclosure agreements, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary. Other parties may independently develop know-how or obtain access to our technologies. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

        Intellectual property protection is highly uncertain and involves complex legal and technical questions. Our patents and any patent for which we have licensed or may license rights, may be challenged, narrowed, invalidated, or circumvented. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage.

        We rely on the ability of our licensors to obtain, maintain and enforce patent protection for intellectual property we license. Our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

        The PTO and the courts have not established a consistent policy regarding the breadth of claims allowed related to pharmaceutical patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

Risks Related to Our Industry

        The sale of our products is subject to regulatory approvals, and our business is subject to extensive regulatory requirements, and if we do not obtain these approvals or comply with these requirements, it could delay or prevent us from selling our products.

        The clinical development, manufacturing, labeling, storage, record-keeping, advertising, export, marketing, and distribution of our products are subject to extensive regulation by the FDA and other regulatory agencies in the U.S. and by comparable governmental authorities in foreign markets. We are dependent on obtaining timely regulatory approvals before our products can be sold. The FDA approval process for a particular product candidate can take several years and requires us to dedicate substantial resources to securing approvals, and we may not be able to obtain regulatory approval for our product candidates in a timely manner, or at all. In order to receive approval from the FDA for each product candidate, we must demonstrate that the new drug product is safe and effective for its intended use, and that our manufacturing processes for that product candidate comply with the FDA's Current Good Manufacturing Practices, or cGMPs. The FDA may require substantial additional clinical testing or find our drug product does not satisfy the standards for approval. In addition, in order to obtain approval for our generic product candidates, we must demonstrate that our drug product is bioequivalent to a drug previously approved by the FDA through the new drug approval process, known as an innovator drug. Bioequivalency may be demonstrated by comparing the generic product candidate to the innovator drug product in dosage form, strength, route of administration, quality, performance characteristics and intended use. The FDA may not agree that the bioequivalence studies we submit in ANDA applications for our generic drug products are adequate to support approval. If it determines that an ANDA application is not adequate to support approval, the FDA could deny our application or request additional information, including clinical trials, which could delay approval of the product and impair our ability to compete with other versions of the generic drug product. For instance, in connection with the FDA's review of our ANDA for enoxaparin sodium, the FDA has made several comments and requests for data in the areas of chemistry, bioequivalence and labeling to which we have responded by filing amendments to our ANDA. Amendments may extend the review period applicable to our application, and the FDA may not agree that our amendments to our ANDA are adequate to support approval on a timely basis, or at all. The FDA also has the authority to revoke drug approvals previously granted and remove these products from the market for a variety of reasons, including a failure to comply with applicable regulations, the discovery of previously unknown problems with the product, or because the ingredients in the drug are no longer approved by the FDA.

        As a manufacturer of pharmaceutical and medical device products, we and our suppliers must comply with cGMPs, which include requirements related to production processes, quality control and assurance, and recordkeeping. Our manufacturing facilities and procedures and those of our suppliers are subject to periodic inspection by the FDA and foreign regulatory agencies. In May 2000 and

September 2003, we received warning letters from the FDA alleging violations of the FDA's drug and medical device cGMP regulations. Both warning letters pertained to the facilities of our subsidiary, International Medication Systems, Limited in South El Monte, California. The May 2000 letter related to an inspection that year concerning pharmaceutical manufacturing deficiencies that had predated our acquisition of International Medication Systems, Limited in 1998. All issues raised in the warning letter were addressed in the response to the original observations submitted to FDA in March 2000 and verified to be adequate during a meeting held with the FDA in March 2000. There were no product removals or recalls as a result of this warning letter.

        The September 2003 letter related to an inspection that year concerning International Medication Systems, Limited's device manufacturing deficiencies with respect to packaging equipment qualification and certain documentation failing to meet all requirements of the quality system regulation. We held a meeting with the FDA in September 2003 to present a corrective action plan and clarify specific issues. International Medication Systems, Limited sent a complete response to the letter to the FDA in October 2003 and the FDA responded later that month with a letter stating that all issues seemed to be adequately resolved. During a February 2004 inspection of the facility the FDA verified the corrective actions. There were no product removals or recalls as a result of this warning letter.

        Any additional violations may result in enforcement actions, including delaying or preventing new product approvals, a delay or suspension in manufacturing operations, consent decrees, or civil or criminal penalties.

        In addition, the U.S. Drug Enforcement Administration ("DEA") and comparable state-level agencies also heavily regulate the manufacturing, holding, processing, security, record keeping, and distribution of drugs that are considered controlled substances. Some of the pain management products we manufacture contain morphine sulfate as the active pharmaceutical ingredient and are considered controlled substances. The DEA periodically inspects facilities for compliance with its rules and regulations. If our manufacturing facilities or those of our suppliers fail to comply with applicable regulatory requirements, it could result in regulatory action and additional costs to us.

        Our inability or the inability of our suppliers to comply with applicable FDA and other regulatory requirements can result in, among other things, delays in or denials of new product approvals, warning letters, fines, consent decrees restricting or suspending manufacturing operations, injunctions, civil penalties, recall or seizure of products, total or partial suspension of sales, and criminal prosecution. Any of these or other regulatory actions could materially adversely affect our business and our financial condition.

        Changes in the regulatory environment may prevent us from exploiting exclusivity periods that are critical to the success of our generic products.

        The FDA's policy regarding the award of a 180-day marketing exclusivity period to generic manufacturers who successfully challenge patents relating to branded products continues to be the subject of much litigation and legislative reform in the U.S. Pursuant to the Drug Price Competition and Patent Term Restoration Act (also known as the Hatch-Waxman Act), the FDA currently awards 180 days of marketing exclusivity to the first generic manufacturer who submits to the FDA a substantially complete ANDA with a Paragraph IV certification under the Hatch-Waxman Act challenging the patent of the branded product if the ANDA is approved by the FDA. We may not be able to secure the benefit of this exclusivity period, which depends on a variety of factors, some of which are beyond our control, such as whether we are the first generic applicant to submit a substantially complete ANDA for a product, whether other ANDA applicants share that exclusivity, and whether the branded product will also be marketed as a generic (sometimes referred to as an authorized generic).

        New court decisions, FDA interpretations, and legislative changes have modified the rules governing eligibility for and the timing of 180-day marketing exclusivity periods. For example, the FDA had previously taken the position that it could award "shared" 180-day marketing exclusivity if different ANDA applicants were first-to-file Paragraph IV certifications to different patents listed in the Orange Book, for the same product. The "Orange Book" is a listing compiled and maintained by the FDA which contains approved drug products with corresponding therapeutic equivalence evaluations and any patent and/or applicable exclusivity for such approved drug products. The Orange Book is used by formularies to determine for which name brand drug products one or more interchangeable generic versions are available. This interpretation was recently challenged in two cases in the United States district court, which resulted in differing conclusions regarding the reasonableness of the FDA's interpretation. On appeal both decisions were vacated on other grounds in December 2004. Despite the questionable legality of the FDA's shared exclusivity approach, the FDA has announced that it will continue to rely on this interpretation of shared exclusivity for ANDAs filed before December 8, 2003, when the Medicare Prescription Drug Improvement and Modernization Act of 2003, also known as the Medicare Act, amended the Hatch-Waxman Act to prospectively eliminate this type of shared exclusivity. Until this issue is resolved, it is unclear how the 180-day marketing exclusivity period will apply to certain of our pending ANDAs. For ANDAs that are filed on or after December 8, 2003, the 180-day marketing exclusivity period will only be awarded to the first ANDA applicant(s) to assert a Paragraph IV certification as to any patent listed in the Orange Book for that product (including multiple ANDA applicants who file the first Paragraph IV certification on the same day) that receives approval from the FDA.

        The Medicare Act also modified the rules governing when the 180-day marketing exclusivity period is triggered or forfeited. Prior to this legislation, the 180-day marketing exclusivity period was triggered upon the first commercial marketing of the ANDA or a final and non-appealable court decision holding the patent invalid, unenforceable or not infringed. In response to two court cases, the FDA changed its policy in March 2000 so that the 180-day marketing exclusivity period began running immediately upon a decision holding the patent at issue invalid, unenforceable, or not infringed at the district court rather than the appellate court level, regardless of whether the ANDA had been approved and the generic product had been marketed. In codifying the FDA's original policy, the Medicare Act retroactively applies a final and non-appealable court decision trigger for all ANDAs filed before December 8, 2003, leaving intact the first commercial marketing trigger. For ANDAs filed after December 8, 2003, the marketing exclusivity period is only triggered upon the first commercial marketing of the ANDA product, but that exclusivity may be forfeited under certain circumstances, including if the ANDA is not marketed within a certain timeframe after a final and non-appealable court decision in favor of the first-to-file or another ANDA applicant, or if the FDA does not tentatively approve the first-to-file applicant's ANDA within 30 months. The ANDA for our enoxaparin product was filed before December 8, 2003, and thus, its exclusivity period, if any, will not be triggered under the Medicare Act until the first commercial marketing of the product or a final, non-appealable court decision in our favor in the litigation with Aventis.

        It is difficult to predict if or how the FDA will change the procedures for granting 180-day marketing exclusivity in response to court decisions and legislative reforms and the effects such changes may have on our business. Any changes in FDA regulations, procedures, or interpretations may make ANDA approvals more difficult or otherwise limit the benefits available to us through the granting of 180-day marketing exclusivity. If we are not able to exploit the 180-day marketing exclusivity period for any of our generic product candidates for any reason, our product may not gain market share, which could materially adversely affect our results of operations.

        If branded pharmaceutical companies are successful in limiting the use of brand equivalent products through their legislative and regulatory efforts, our sales of brand equivalent products may suffer.

        Many brand-name manufacturers have increasingly used state and federal legislative and regulatory means to delay or prevent generic competition. These manufacturers' efforts have included:

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  pursuing new patents or extensions of existing patents for an existing brand product that could extend patent protection for the brand product and delay the launch of generic products;

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  pursuing pediatric exclusivity for their brand products;

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  submitting citizen petitions to request that the Commissioner of the FDA take administrative action with respect to an ANDA approval;

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  seeking changes to the United States Pharmacopeia, an industry-recognized compendia of drug standards;

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  attaching special patent extension amendments to unrelated federal legislation; and

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  engaging in state-by-state initiatives to enact legislation that restricts the substitution of some brand-name drugs with generic drugs.

        We have been subject to certain of these actions. Aventis filed a citizen petition with the FDA asking the agency to take or refrain from taking certain actions that would impact our ANDA for our enoxaparin product candidate. See "—Legal and Regulatory Proceedings—Enoxaparin Citizen Petition." Aventis has also sought and received a reissuance of the patent related to its Lovenox product to address certain errors in its claims.

        If these efforts to delay generic competition are successful, we may be unable to sell our products that are subject to these efforts, which could have a material adverse effect on our future results of operations.

        Our business involves the use of hazardous materials and has subjected us to environmental liability, and any future environmental liability could seriously harm our financial condition.

        Our research and development and manufacturing activities involve the use and disposal of various materials commonly used in conducting these activities in the pharmaceutical industry, such as hydrochloric acid, alcohol and methanol. These materials are considered hazardous because they may be toxic, corrosive or flammable under certain conditions. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling, and disposal of these materials. Some of our facilities are located in areas that may experience environmental contamination due to the activities of third parties. In 2002 our subsidiary, International Medication Systems, Limited, and several other unrelated entities settled claims with the Environmental Protection Agency ("EPA") related to a groundwater contamination problem from a number of chemicals in a portion of the San Gabriel Basin. The settlement included payment of remediation costs for which International Medication Systems, Limited was responsible for approximately $365,000. In 2003, International Medication Systems, Limited and other parties were notified that another chemical was detected in the groundwater and that it would have to be treated immediately. International Medication Systems, Limited and other potentially responsible parties are in conversations with the EPA to discuss a settlement of this liability. International Medication Systems, Limited has also been named as a third-party defendant in litigation matters between the water purveyors and other non-settling industrial defendants. In March 2006, IMS settled a litigation matter in which it was one of approximately 39 defendants brought by plaintiffs alleging exposure to contaminated drinking water. See "Business—Legal and Regulatory Proceedings—Environmental Litigation and EPA Proceedings" for more information.

        We cannot eliminate the risk of accidental injury or contamination from the manufacture, storage, handling, and disposal of materials we use. In the event of an accident or contamination, we could be liable for damages or be penalized with fines, and this liability could be substantial and exceed our resources, which could materially adversely affect our financial condition. We may have to incur significant costs to comply with future environmental laws and regulations.

        We may incur significant costs from any product liability claims if our insurance for those claims is inadequate.

        If any of our products cause or merely appear to cause injury, we may become subject to liability claims. We also face the risk of product liability exposure related to the testing of our product candidates in human clinical trials. We face liability risks even with respect to products that have received, or may in the future receive, regulatory approval for commercial use.

        Our product liability insurance may not be adequate and, at any time, insurance coverage may not be available on commercially reasonable terms or at all. Each of Amphastar, International Medication Systems, Limited and Armstrong currently have their own product liability insurance policy with a limit of $5 million. A product liability claim could result in liability to us greater than our insurance coverage or assets. Even if we have adequate insurance coverage, product liability claims could result in the decreased demand for our products, injury to our reputation, and/or the withdrawal of clinical trial participants as well as have a negative impact on our results of operations, financial position, or cash flows.

        We face uncertainty related to pricing, reimbursement, and health care reform.

        Sales of our products depend in part on the availability of coverage and reimbursement from third-party payors such as government insurance programs, including Medicare and Medicaid, private health insurers, health maintenance organizations, and other health care-related organizations. Both the federal and state governments in the U.S. and foreign governments continue to propose and pass new legislation, rules, and regulations affecting third-party payors' coverage and reimbursement policies, which are designed to contain or reduce the cost of health care. There may be future changes that result in reductions in current coverage and reimbursement levels for our products, and we cannot predict the full scope of the changes or the impact that those changes would have on our operations.

        Current cost control initiatives may decrease coverage and payment levels for existing and future products and, in turn, the price that we receive for any existing product or those that we develop or market in the future. For example, the Medicare Act revised the Medicare payment methodology for many drugs covered under Medicare Part B. In addition, the new Medicare prescription drug benefit (Medicare Part D), mandated by the Medicare Act, went into effect in 2006. We cannot predict the full impact of the new payment methodologies and the new prescription drug benefit on our business.

        In addition, because third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services, significant uncertainty exists as to the coverage and reimbursement status of newly approved pharmaceutical products, including injectable products. Our new products may not be considered reasonable and necessary, cost effective, or adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize a return on our investments.

        We are also impacted by efforts by private payors to control costs. If there are continued pricing pressures from efforts by private payors, this could negatively impact our results of operations and financial condition.

        We may need to change our business practices to comply with changes to fraud and abuse laws.

        We are subject to various federal and state laws pertaining to health care fraud and abuse, including the federal fraud and abuse law (sometimes referred to as the "Anti-Kickback Statute") which apply to our sales and marketing practices and our relationships with physicians. At the federal level, the Anti-Kickback Statute prohibits any person or entity from knowingly and willfully soliciting, receiving, offering, or providing any remuneration, including a bribe, kickback, or rebate, directly or indirectly, in return for or to induce the referral of patients for items or services covered by federal health care programs, or the furnishing, recommending, or arranging for products or services covered by federal health care programs. Federal health care programs have been defined to include plans and programs that provide health benefits funded by the federal government, including Medicare and

Medicaid, among others. The definition of "remuneration" has been broadly interpreted to include anything of value, including, for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute's intent requirement to mean that if any one purpose on an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under federal healthcare programs, the statute has been violated. The federal government has issued regulations, commonly known as safe harbors, that set forth certain provisions which, if fully met, will assure parties that they will not be prosecuted under the federal Anti-Kickback Statute. The failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement will be illegal or that prosecution under the federal Anti-Kickback Statute will be pursued, but such transactions or arrangements face an increased risk of scrutiny by government enforcement authorities and an ongoing risk of prosecution. If our sales and marketing practices or our relationships with physicians (such as physicians serving on our Scientific Advisory Board) are considered by federal or state enforcement authorities to be knowingly and willfully soliciting, receiving, offering or providing any remuneration in exchange for arranging for or recommending our products and services, and such activities do not fit within a safe harbor, then these arrangements could be challenged under the Anti-Kickback Statute. If our operations are found to be in violation of the federal Anti-Kickback Statute we may be subject to civil and criminal penalties including fines of up to $25,000 per violation, civil monetary penalties of up to $50,000 per violation, assessments of up to three times the amount of the prohibited remuneration, imprisonment, and exclusion from participating in the federal health care programs. In addition, a number of states have anti-fraud and anti-kickback laws similar to the Anti-Kickback Statute that prohibit certain direct or indirect payments if such arrangements are designed to induce or encourage the referral of patients or the furnishing of goods or services. Some states' anti-fraud and anti-kickback laws apply only to goods and services covered by Medicaid. Other states' anti-fraud and anti-kickback laws apply to all health care goods and services, regardless of whether the source of payment is governmental or private. Due to the breadth of these laws and the potential for changes in laws, regulations, or administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could materially adversely affect our business.

        Certain federal and state governmental agencies, including the U.S. Department of Justice and the U.S. Department of Health and Human Services, have been investigating issues surrounding pricing information reported by drug manufacturers and used in the calculation of reimbursements as well as sales and marketing practices. For example, many government and third party payors, including Medicare and Medicaid, reimburse doctors and others for the purchase of certain pharmaceutical products based on the product's average wholesale price, or AWP, reported by pharmaceutical companies. The federal government, certain state agencies and private payors are investigating and have begun to file actions related to pharmaceutical companies' reporting practices with respect to AWP, alleging that the practice of reporting prices for pharmaceutical products has resulted in a false and overstated AWP, which in turn is alleged to have improperly inflated the reimbursement paid by Medicare beneficiaries, insurers, state Medicaid programs, medical plans and others to health care providers who prescribed and administered those products. In addition, some of these same payors are also alleging that companies are not reporting their "best price" to the states under the Medicaid program. We are not currently subject to any such investigations or actions, but if we do or if these investigations and actions were to result in changes to our operations, it could materially adversely affect our results of operations.

        We may become subject to federal and state false claims litigation brought by private individuals and the government.

        We are subject to state and federal laws that govern the submission of claims for reimbursement. The federal False Claims Act imposes civil liability on individuals or entities that submit false or fraudulent claims for payment to the government. Violations of the False Claims Act and other similar laws may result in criminal fines, imprisonment, and civil penalties for each false claim submitted and exclusion from federally funded health care programs, including Medicare and Medicaid. The False Claims Act also allows private individuals to bring a suit on behalf of the government against an individual or entity for violations of the False Claims Act. These suits, known as qui tam actions, may be brought by, with only a few exceptions, any private citizen who has material information of a false claim that has not yet been previously disclosed. These suits have increased significantly in recent years because the False Claims Act allows an individual to share in any amounts paid to the federal government in fines or settlement as a result of a successful qui tam action.

Risks Related to This Offering

        Future sales of our common stock by our stockholders could depress our stock price.

        Approximately    % of our outstanding common stock upon completion of this offering will be available for sale in the public market 180 days after the date of the final prospectus relating to this offering, subject in some cases to volume and other limitations, while the remaining    % of our outstanding common stock will not be subject to such restrictions. Lehman Brothers Inc. and UBS Securities LLC may waive the 180-day restrictions prior to the expiration of the lock-up period without prior notice. If our stockholders sell substantial amounts of our common stock in the public market, or the market perceives that these sales may occur, the market price of our common stock could fall.

        Our Chief Executive Officer and Chief Operating Officer and their affiliates will beneficially own approximately    % of our outstanding common stock upon completion of this offering, and will have the ability to exercise significant control over our company and of any matter presented to our stockholders, which may result in conflicts of interest that could cause our stock price to decline.

        As of March 16, 2006, our Chief Executive Officer and Chief Operating Officer and their affiliates beneficially owned in the aggregate approximately 32% of the outstanding shares of our common stock and will beneficially own or control approximately    % of the outstanding shares of our common stock upon completion of this offering. Accordingly, they will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, or any other significant corporate transactions, and may also delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise. See "Management" and "Principal Stockholders" for details on our capital stock ownership.

        A public market for our securities may not develop or be sustained, which could cause our stock price to fall below the initial public offering price.

        Prior to this offering, you could not buy or sell our common stock publicly. The initial public offering price may bear no relationship to the price at which our common stock will trade upon completion of this offering. Although we have applied to have our common stock quoted on the Nasdaq National Market, an active trading market for our common stock may not develop or be sustained following this offering, and the market price of our common stock might fall below the initial public offering price. The initial public offering price will be determined based on negotiations between us and the representatives of the underwriters, based on factors that may or may not be indicative of future market performance.

        Our common stock may experience price and volume fluctuations.

        The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

  •
  announcements of technological innovations or new products by us or our competitors;

  •
  media reports and publications about pharmaceutical products;

  •
  announcements concerning our competitors or the pharmaceutical industry in general;

  •
  new regulatory pronouncements and changes in regulatory guidelines;

  •
  announcements concerning results of clinical trials for our product candidates;

  •
  general and industry-specific economic conditions; or

  •
  changes in financial estimates or recommendations by securities analysts.

        The market prices of the securities of pharmaceutical and biotechnology companies have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. Moreover, market prices for securities of pharmaceutical and biotechnology companies, particularly following an initial public offering, frequently reach levels that bear no relationship to the operating performance of these companies. These market prices may not be sustainable and are subject to wide variation. In the past, securities class action litigation has been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management's attention and resources and harm our business.

        This offering will cause immediate and substantial dilution in net tangible book value of your shares.

        We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

  •
  pay a price per share that substantially exceeds the net book value of our common stock determined by the value of our net assets after subtracting liabilities; and

  •
  contribute            % of the total amount invested to date to fund us but will own only            % of the shares of common stock outstanding.

        Additional dilution may be incurred if holders of stock options, whether currently outstanding or subsequently granted, exercise their options. See "Dilution."

        Provisions in our certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company, which could negatively affect your investment.

        Our certificate of incorporation and bylaws contain provisions that could discourage, delay, or prevent a change of control of our company or changes in our management that our stockholders may deem advantageous. These provisions include:

  •
  authorizing the issuance of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock;

  •
  limiting the persons who can call special stockholder meetings;

  •
  providing that a supermajority vote of our stockholders is required to amend some provisions of our certificate of incorporation or bylaws;

  •
  establishing advance notice requirements to nominate persons for election to our board of directors or to propose matters that can be acted on by stockholders at stockholder meetings;

  •
  no provision for cumulative voting in the election of directors; and

  •
  filling vacancies on our board of directors by action of a majority of the directors and not by the stockholders.

        These and other provisions in our organizational documents could allow our board of directors to affect your rights as a stockholder in a number of ways, including making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. These provisions could also limit the price that investors would be willing to pay in the future for shares of our common stock.

        We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which may discourage, delay, or prevent a change of control of our company. See "Description of Capital Stock."

        We will incur increased costs as a result of being a public company.

        As a public company, we will annually incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission (the "SEC") and the NASDAQ National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we will be implementing policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

        We do not intend to pay dividends, which may limit the return on your investment.

        We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. You should not rely on an investment in our company if you require dividend income from your investment. The success of your investment will likely depend entirely upon any future appreciation of the market price of our common stock, which is uncertain and unpredictable. There is no guarantee that our common stock will appreciate in value after this offering or even maintain the price at which you purchased your shares.

        We may allocate the net proceeds from this offering in ways that may not enhance the value of our common stock.

        We intend to use the net proceeds from this offering to:

  •
  fund the development of all of our current, significant product candidates;

  •
  upgrade, renovate and equip an additional building at our headquarters complex;

  •
  repay indebtedness; and

  •
  fund general corporate purposes and potential acquisitions of products or businesses.

        Our management will, however, have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

FORWARD-LOOKING STATEMENTS

        This prospectus, including particularly the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "continue," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," "will," or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. You should be aware that the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act, do not exempt from liability any forward-looking statements that we make in connection with this offering.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering to us will be approximately $     million, based upon an estimated initial public offering price of $      per share, the mid-point of the range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will be approximately $      million.

        We intend to use a majority of the net proceeds from this offering for the development of all of our current, significant product candidates and to upgrade, renovate and equip an additional building at our headquarters complex. We estimate that research and development costs for our eight significant product candidates, identified in "Prospectus Summary - Our Product Candidates," may require a total of up to $20.0 million of the proceeds, which amount we currently believe should be sufficient to complete development of all of these product candidates. We expect that the building renovation will include the addition of a 110,000 square foot second floor and, when finished, that the building will provide four additional manufacturing lines, 32,000 square feet for research and development activities, and more than 100,000 square feet of space for administrative and general use. We estimate that the costs to upgrade, renovate and equip the building will aggregate up to $45.0 million, comprised of approximately $20.0 million for construction, $10.0 million for laboratory equipment and $15.0 million for manufacturing and utility equipment. If possible, we may finance up to $20.0 million of these costs under equipment financing facilities. We do not currently have any commitments with respect to the proposed building renovation but anticipate that following the offering we will move forward with the project, which could take 18 months or more to complete.

        We may also use up to $4.0 million of the proceeds from this offering to make a portion of the $6.0 million in final payments due in 2006 to Organon in connection with our purchase of certain rights to the product Cortosyn. We may also use a portion of the proceeds to make payments under our loan agreement with General Electric Capital Corporation ("GECC") in the aggregate principal amount of $20.0 million and our loan agreements in the aggregate principal amount of $19.0 million with East West Bank (of which only $8.2 million has been borrowed), however we may use cash from operations for such payments. The GECC loan agreement bears interest at a variable rate equal to the three month London Interbank Offered Rate ("LIBOR") plus 5.52% per annum and the loans mature in November 2009. We used the proceeds to purchase new equipment and to pay all outstanding amounts with Cathay Bank and the remainder was used for working capital. The loan agreement between us and East West Bank bears interest at a variable rate equal to the three month LIBOR plus 2.5% per annum and matures in October 2010. The loan agreements between International Medication Systems, Limited ("IMS") and East West Bank bear interest at a variable rate equal to the daily Wall Street Journal Prime Rate. Two loan agreements mature in September 2006 and the other matures in September 2009. The proceeds of the IMS loan agreements that have been drawn to date were used to pay all outstanding amounts owed to Bank of the West and the remainder was added to working capital.

        We anticipate using the remaining net proceeds of $      for other general corporate purposes and potential acquisitions of products or businesses that expand or complement our current business. We currently do not have any agreements or commitments relating to any potential acquisition for which we would use any of the net proceeds and we may not complete any such future acquisitions.

        As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amount of proceeds expended for any particular purpose also may vary based on a number of factors, including the developmental progress of our product candidates, including regulatory approval, litigation and clinical trials, and our other operational needs. We reserve the right to reallocate the proceeds of this offering in response to these and other contingencies. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

        The amount and timing of our expenditures will depend on several factors, including the developmental progress of our product candidates and the amount of cash used in or provided by our operations. Pending their uses, we plan to invest the net proceeds of this offering in short- and medium-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to support our operations and to finance the growth and development of our business. Therefore, we do not expect to pay any dividends in the foreseeable future.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2005:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the completion of this offering, including the application of the estimated net proceeds from this offering as described under "Use of Proceeds."

        You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2005
	Actual	As Adjusted
	(unaudited)
	(dollars in thousands)
Cash, cash equivalents, and short-term investments—restricted	$8,347	$
Long-term debt and capital leases, including current portion	$34,939		$—
Stockholders' equity:
Common stock, par value $.0001 per share; 300,000,000 shares authorized, 36,428,816 shares issued and outstanding-actual, shares issued and outstanding, as adjusted	4
Preferred stock, par value $.0001 per share; 20,000,000 shares authorized, no shares outstanding	—		—
Additional paid-in capital	124,583
Accumulated deficit	(23,433)

Total stockholders' equity	101,154

Total capitalization	$136,093	$

        The share information in the table above excludes, as of March 16, 2006:

  •
  6,035,754 shares of common stock issuable upon exercise of options outstanding as of March 16, 2006, with a weighted average exercise price of $8.54 per share;

  •
  3,723,980 shares of common stock reserved for future grant under our stock incentive plans as of March 16, 2006.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock upon completion of this offering.

        Investors participating in this offering will incur immediate and substantial dilution. The net tangible book value per share of our common stock as of December 31, 2005, was $2.11 per share. Net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding.

        After giving effect to our sale of                        shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the mid-point of the range as indicated on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2005 would have been approximately $            , or approximately $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders before this offering and an immediate dilution of $            per share to new investors participating in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share			$

Net tangible book value per common share as of December 31, 2005		$2.11
Increase per share attributable to new investors	$

Pro forma net tangible book value per share after this offering	$

Dilution per share to new investors			$

        The following table shows, as of March 16, 2006, the total number of shares of common stock purchased from us, the total consideration paid for these shares and the average price per share paid by existing stockholders and new investors at an assumed initial public offering price of $            per share, which is the mid-point of the range as indicated on the cover page of this prospectus.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	36,928,816%			$134,587,000%				$3.64
New investors

Total			%	$		%	$

        The foregoing discussion and tables assume no exercise of the underwriters' option to purchase additional shares and excludes:

  •
  6,035,754 shares of common stock issuable upon exercise of options outstanding as of March 16, 2006, with a weighted average exercise price of $8.54 per share;

  •
  3,723,980 shares of common stock reserved for future grant under our stock incentive plans as of March 16, 2006.

        There will be further dilution to new investors with respect to the shares issued pursuant to the warrant and to the extent any of these options or the underwriters' option to purchase additional shares is exercised. If the underwriters' option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders before this offering will be reduced to    % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by new investors participating in this offering will be increased to             shares or    % of the total number of shares of common stock to be outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and accompanying footnotes. We derived the selected consolidated financial data at December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005 from the audited consolidated financial statements included in this prospectus. We derived the selected consolidated financial data at December 31, 2001, 2002, 2003 and for the years ended December 31, 2001 and 2002 from our audited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of future results.

	Years Ended December 31,
	2001	2002	2003(1)	2004	2005
	(in thousands, except per share data)
Consolidated Statement of Operations data:
Net revenues	$32,373	$33,045	$48,197	$61,193	$84,280
Cost of revenues	22,969	22,528	35,508	46,660	58,457

Gross profit	9,404	10,517	12,689	14,533	25,823
Operating expenses:
Selling, distribution and marketing	2,332	2,289	3,194	3,561	3,898
General and administrative	6,132	6,954	5,537	9,212	10,812
Research and development	2,629	2,979	6,344	8,451	10,265
Impairment of long-lived assets	—	—	623	185	157
Management fees and rent expense—related party	125	138	921	204	359

Total operating expenses	11,218	12,360	16,619	21,613	25,491

Income (loss) from operations	(1,814)	(1,843)	(3,930)	(7,080)	332
Non-operating income (expense):
Interest income	400	448	174	53	71
Interest expense	(104)	(59)	(1,322)	(2,010)	(2,141)
Gain from settlement with Organon	—	—	—	2,215	—
Other income (expense), net	(135)	(448)	(15)	250	56

	161	(59)	(1,163)	508	(2,014)

Loss before income taxes	(1,653)	(1,902)	(5,093)	(6,572)	(1,682)
Provision for income taxes	—	—	98	—	—

Net loss before extraordinary gain	(1,653)	(1,902)	(5,191)	(6,572)	(1,682)
Extraordinary gain, net of taxes	—	—	1,341	—	—

Net loss	($1,653)	($1,902)	($3,850)	($6,572)	($1,682)

Net loss per share before extraordinary gain(2)
Basic	($0.06)	($0.06)	($0.15)	($0.19)	($0.05)
Diluted	($0.06)	($0.06)	($0.15)	($0.19)	($0.05)
Net loss per share(2)
Basic	($0.06)	($0.06)	($0.11)	($0.19)	($0.05)
Diluted	($0.06)	($0.06)	($0.11)	($0.19)	($0.05)
Weighted average shares outstanding
Basic	26,741	31,592	33,520	34,597	36,104
Diluted	26,741	31,592	33,520	34,597	36,104

(1)
Includes the results of operations of Armstrong since October 9, 2003.

(2)
See Note 2 of Notes to Consolidated Financial Statements for a description of the method used to compute basic and diluted net income (loss) per share and the number of shares used in computing basic and diluted loss per share.
	As of December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Consolidated Balance Sheet data:
Cash, cash equivalents and restricted short-term investments	$18,228	$21,216	$8,723	$6,007	$8,347
Working capital	18,002	29,453	9,266	9,468	28,779
Total assets	72,553	86,433	113,271	139,449	176,698
Long-term debt and capital leases, including current portion	15,843	4,097	21,604	30,112	34,939
Accumulated deficit	(9,427)	(11,329)	(15,179)	(21,751)	(23,433)
Total stockholders' equity	49,659	75,823	73,223	84,286	101,154

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read this discussion together with our consolidated financial statements, the notes to such statements and the other financial information included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the Section entitled "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

        We are a specialty pharmaceutical company that is engaged in developing, manufacturing, acquiring, marketing, and selling generic and proprietary injectable and inhalation pharmaceutical products. Most of the 66 products we currently sell are used in hospital or urgent care clinical settings and are primarily sold through group purchasing organizations and drug wholesalers. We are also currently engaged in the development of our own branded product candidates that build on our scientific expertise in developing generic products.

        In October 1998, we acquired International Medication Systems, Limited ("IMS") from Medeva PLC UK and in October 2003, we acquired Armstrong Pharmaceuticals, Inc. ("Armstrong") from Andrx Pharmaceuticals, Inc. The Armstrong acquisition gave us the rights to Albuterol CFC and included a one-year distribution agreement for that product with Andrx. In 2003, we also acquired the NDA to and trademark for Cortrosyn from Organon USA Inc. ("Organon") for a purchase price of $28.0 million, originally payable as follows: $16.0 million at closing, $6.0 million in June 2004 and the remaining $6.0 million in June 2005. In December 2004, the due dates of the two remaining payments were extended to June 2005 and February 2006 and the June 2005 payment was decreased to $4.3 million as a result of Organon ceasing to manufacture the finished product for us pursuant to our contract during 2004. The $4.3 million payment was made on June 24, 2005. In February 2006, we and Organon agreed to revise the payment terms for the remaining $6 million payment. As a result, payments of $1.0 million, $1.0 million, $1.0 million and $3.0 million are due in March, April, May and June 2006, respectively. We also sold a royalty interest in the U.S. sales of Cortrosyn for $8.0 million to Drug Royalty USA, Inc. in 2003. The Cortrosyn supply interruption in the second and third quarters of 2004 adversely impacted our sales, margins, profitability, and cash flow for that period. Prior to the supply interruption, our revenues from Cortrosyn for the first quarter of 2004 were $4.99 million. In the two quarterly periods impacted by the supply interruption, our revenues from sales of Cortrosyn were $1.35 million and $2.54 million, respectively. In the fourth quarter of 2004, first quarter of 2005, second quarter of 2005, third quarter of 2005 and fourth quarter of 2005, revenues from sales of Cortrosyn were $5.04 million, $8.7 million, $4.4 million, $4.3 million and $4.9 million, respectively. Our costs to produce this product are higher than what we paid Organon to supply this product to us, and therefore, we do not expect our profit margin for Cortrosyn to equal our profit margin prior to the supply interruption.

        We generated net losses for the years ended December 31, 2003, 2004 and 2005, and had an accumulated deficit of $23.4 million as of December 31, 2005. For the year ended December 31, 2005, we recorded a net loss of $1.7 million.

Financial Overview

        Net revenues and cost of sales.    Our net revenues consist principally of revenue generated from the sale of our products. Included in net revenues are adjustments for estimated product returns and wholesaler chargebacks. Our cost of revenues consists of labor, raw materials, components, packaging, quality assurance and control, manufacturing overhead costs and cost of finished products purchased from third parties.

        Research and development.    We have made, and expect to continue to make, substantial investments in research and development to expand our product portfolio and grow our business. Research and development costs consist primarily of salaries and other personnel-related expenses for employees involved with research and development activities, clinical trials and other related expenses. We expense research and development costs as incurred.

        General and administrative expenses.    General and administrative expenses consist primarily of salaries and benefits, professional services fees, facilities, stock compensation, and other corporate overhead costs. After this offering, we anticipate increases in general and administrative expenses as we add personnel, become subject to reporting obligations applicable to publicly-held companies and continue to develop and prepare for commercialization of our product candidates. The timing and the extent of legal fees related to product development and costs associated with public company compliance requirements could result in fluctuations of total general and administrative expense from period to period.

        Selling, distribution and marketing expenses.    Selling, distribution and marketing expenses consist primarily of shipping costs, salaries, other personnel-related expenses, as well as costs for travel, trade shows, conventions, promotional materials, catalogs, advertising, and promotion. We believe that our selling, distribution and marketing expenses will continue to increase as we grow our business and will increase due to expenses associated with product introductions.

Results of Operations

Year Ended December 31, 2004 and 2005

        Net revenues.    Net revenues were $61.2 million and $84.3 million for the years ended December 31, 2004 and 2005, respectively, representing an increase of $23.1 million, or 38%. The increase was primarily due to increased Cortrosyn sales of $8.5 million and increased sales of inhalant products of $6.7 million. Cortrosyn sales were higher in 2005 due primarily to our resolution of a supply interruption that we experienced in 2004.

        Cost of revenues.    Cost of revenues were $46.7 million and $58.5 million for the years ended December 31, 2004 and 2005, respectively, representing an increase of $11.8 million, or 25%. The increase was due to higher sales levels in the year ended December 31, 2005 compared to the prior year.

        The gross profit margin was 24% and 31% for the years ended December 31, 2004, and 2005, respectively. The improvement in gross profit margin in 2005 primarily resulted from increased sales of Cortrosyn, our highest-margin product.

        Selling, distribution and marketing.    Selling, distribution and marketing expenses were $3.6 million and $3.9 million for the years ended December 31, 2004 and 2005, respectively, representing an increase of $0.3 million, or 9%. The increase was primarily due to higher distribution costs related to higher levels of sales in the year ended December 31, 2005.

        General and administrative.    General and administrative expenses were $9.2 million and $10.8 million for the years ended December 31, 2004 and 2005, respectively, representing an increase of $1.6 million, or 17%. This increase was primarily due to higher personnel costs resulting from increased staffing levels and increases in litigation expenses.

        Research and development.    Research and development costs were $8.5 million and $10.3 million for the years ended December 31, 2004 and 2005, respectively, representing an increase of $1.8 million, or 21%. The increase is primarily due to the payment of a $0.7 million fee to the FDA at the time of filing the NDA for Ampofol and to increased clinical trial expenses.

        Impairment of long-lived assets.    Impairment of long-lived assets was $0.185 million and $0.157 million for the years ended December 31, 2004 and 2005, respectively, representing a decrease of $0.028 million.

        Management Fees and Rent Expense—Related Party.    Management fees and rent expense was $0.20 million and $0.36 million for the years ended December 31, 2004 and 2005, respectively, representing an increase of $0.16 million.

        Interest Expense.    Interest expense was $2.0 million and $2.1 million for the years ended December 31, 2004 and 2005, respectively, representing an increase of $0.1 million.

        Other income (expense).    Other income was $2.5 million and $0.06 million for the years ended December 31, 2004 and 2005, respectively, representing a decrease of $2.44 million.

Year Ended December 31, 2003 and 2004

        Net Revenues.    Net revenues were $48.2 million and $61.2 million for the years ended December 31, 2003 and 2004, respectively, representing an increase of $13.0 million, or 27%. This increase was principally due to Cortrosyn revenues and Albuterol revenues that were $6.1 million higher and $3.9 million higher, respectively, than in the prior period, and Amphadase revenues of $1.6 million, which we introduced in the fourth quarter of 2004. Cortrosyn revenues for the year ended December 31, 2004 included a full year of revenues compared to six months of Cortrosyn revenues in fiscal 2003. Revenues from Albuterol commenced with our acquisition of Armstrong Pharmaceuticals in October 2003. The majority of Albuterol sales during 2004 were made to Andrx under a one-year distribution agreement that expired in 2004. We renewed the agreement in the fourth quarter of 2004 for one year with a subsidiary of Andrx. That subsidiary has a substantially lower purchase commitment than Andrx's commitment under the expired agreement. Revenues from contract manufacturing services were $1.9 million in each of the years ended December 31, 2003 and 2004, respectively.

        Cost of revenues.    Cost of revenues was $35.5 million and $46.7 million for the years ended December 31, 2003 and 2004, respectively, representing an increase of $11.2 million, or 32%. Our gross profit in 2004 increased by $1.8 million, while our gross profit margin decreased from 26% to 24%. Increases in sales volume in 2004 accounted for $4.6 million or 41% of the increase in cost of revenues. $6.6 million or 59% of the increase in cost of revenues was due to increases in manufacturing variances resulting from underutilization of plant capacity and a decrease in capitalized labor and overhead from capital projects in 2004.

        Selling, distribution and marketing.    Selling, distribution and marketing expenses were $3.2 million and $3.6 million for the years ended December 31, 2003 and 2004, respectively, representing an increase of $0.4 million or 13%. The increase was principally due to higher product distribution costs resulting from increased levels of product shipments.

        General and administrative.    General and administrative expenses were $5.5 million and $9.2 million for the years ended December 31, 2003 and 2004, respectively, representing an increase of $3.7 million, or 67%. This increase was primarily due to increases in patent infringement litigation expenses and higher personnel costs resulting from increased staffing levels.

        Research and development.    Research and development costs were $6.3 million and $8.5 million for the years ended December 31, 2003 and 2004, respectively, representing an increase of $2.2 million, or 35%. This increase was primarily the result of increased personnel costs from a higher headcount and clinical trial expenses.

        Impairment of long-lived assets.    Charges related to the impairment of long-lived assets were $0.6 million and $0.2 million for the years ended December 31, 2003 and 2004, respectively,

representing a decrease of $0.4 million, or 67%. This decrease was primarily attributable to fewer discontinued capitalized projects in 2004.

        Management fees and rent expense—related party.    Management fees and rent expense were $0.9 million and $0.2 million for the years ended December 31, 2003 and 2004, respectively, representing a decrease of $0.7 million, or 78%. The decrease was due to the fact that an obligation to pay a management fee to APCL expired at the end of the 2003 fiscal year.

        Interest expense.    Interest expense was $1.3 million and $2.0 million for the years ended December 31, 2003 and 2004, respectively representing an increase of $0.7, or 52%. We incurred higher levels of interest expense in 2004 that were partially offset by increased capitalization of interest expense resulting from higher levels of self-constructed assets that qualify for capitalization of interest.

        Other income (expense).    Other income (expense) was ($0.015) million and $0.25 million for the years ended December 31, 2003 and 2004, respectively, representing an increase of $0.265 million. This increase was primarily due to the receipt of a $0.5 million early termination fee from the tenant in one of our buildings in 2004. These gains were partially offset by a prepayment fee of $0.5 million related to the refinancing of the mortgage debt on one of our buildings.

        Provision for income taxes.    Provision for income taxes decreased $0.098 million in the year ended December 31, 2004 compared to the year ended December 31, 2003. In the year ended December 31, 2003, we recorded alternative minimum tax expense related to the utilization of net operating loss carryforwards.

        Gain from settlement with Organon.    We recorded a gain of $2.2 million from a settlement with Organon related to a supply interruption.

Liquidity and Capital Resources

        Through December 31, 2005, we financed our operations since inception primarily through sales of our products, private placements of equity securities totaling $106.6 million, borrowings under various credit and leasing facilities, a product royalty sale and capital contributions from a related party, APCL.

        As of December 31, 2005, we had $6.8 million in cash and cash equivalents compared to $4.3 million at December 31, 2004. Net cash provided by operating activities was $0.05 million, which includes a net loss for the year of $1.7 million and $6.8 million of depreciation and amortization. During the year ended December 31, 2005, inventory increased $17.4 million principally related to an increase in inventory awaiting regulatory approval. The increase in unearned payment from corporate partner is a $4.5 million up-front payment related to a distribution agreement with Andrx Pharmaceuticals, Inc. The increase in accounts receivable of $5.3 million from the beginning of the year is primarily due to higher sales levels in fiscal 2005. The increase in accounts payable, accrued expenses and deferred revenues of $12.5 million is primarily related to accruals for the purchase of inventory and increased levels of deferred revenue and charge back accruals.

        Net cash used in investing activities of $16.4 million in 2005 is principally related to the purchase of machinery and equipment.

        Net cash provided by financing activities of $18.8 million in 2005 is primarily due to private placements of common stock totaling $18.3 million and borrowings of $28.4 million under financing arrangements with General Electric Capital Corporation ("GECC") and East West Bank, which were partially offset by a $3.0 million payoff of outstanding debt under the Bank of the West line of credit, a $6.2 million payoff of the outstanding debt under the Cathay Bank line of credit, principal payments on long-term debt of $15.1 million, payments of deferred royalties of $1.5 million and $2.1 million of costs associated with our initial public offering.

        As of December 31, 2004, we had $4.3 million in cash and cash equivalents compared to $8.1 million at December 31, 2003. Net cash used in operating activities was $5.2 million for the year ended December 31, 2004, principally due to a loss for the year and includes the adverse effects of lost sales of Cortrosyn resulting from a supply interruption. Purchases of components for products awaiting regulatory approval were offset by increases in accounts payable and accrued liabilities. Net cash used in investing activities in the year ended December 31, 2004 was $20.8 million due to $17.0 million in purchases of property, plant, and equipment, $2.2 million in capitalized labor, interest and overhead on self-constructed assets, $2.0 million for the purchase of product rights to Epinephrine Mist CFC and $1.1 million for purchases of marketable securities and short-term investments, offset by $1.4 million in proceeds from sales of a building and a parcel of land. Cash flow received from financing activities of $22.2 million in the year ended December 31, 2004 was principally the result of a $15.6 million private placement in the first half of fiscal 2004 and increased borrowings.

        In August and September 2005, we borrowed an aggregate of $20.0 million under a loan agreement with GECC. We used $5.0 million of the proceeds to purchase new equipment and $2.2 million to pay all outstanding borrowings under the prior credit facility with Cathay Bank and the remainder was added to working capital. The loans are secured by the a building and equipment at our Rancho Cucamonga facility and certain other equipment at our other facilities. The loans are payable in 48 equal monthly installments with one final payment of all outstanding interest and principal. The initial interest rate is a variable per annum interest rate equal to the three month London Interbank Offered Rate ("LIBOR") plus 5.52% per annum. The interest rate may be reduced to LIBOR plus 3.50% if we attain certain debt service coverage ratios beginning in the fourth quarter of 2005. Our loan agreement requires us to maintain a debt service coverage ratio of at least 1.40 to 1.0. As of December 31, 2005, we were not in compliance with the GECC covenant requiring a debt service coverage ratio of 1.40 to 1.0, or greater. Subsequent to December 31, 2005 we obtained a waiver of the debt service coverage ratio covenant for the period ending December 31, 2005, and a modification of the March 31, 2006 debt service coverage ratio covenant to 1.0 to 1.0.

        In September 2005 the Company and IMS entered into loan facilities with East West Bank to repay all borrowings outstanding under our prior Bank of the West facilities and to provide additional loan availability. We entered into a secured term loan with East West Bank in the principal amount of $5.0 million which matures in October 2010. The loan is payable in monthly installments with a final payment of the majority of the principal at maturity. The loan is guaranteed by IMS and is secured by one of the buildings at our Rancho Cucamonga headquarters complex. The variable interest rate is equal to the three month LIBOR plus 2.5%. Additionally, the entire amount becomes due if any of IMS's credit facilities with East West Bank are repaid in full.

        In September 2005, IMS also entered into a secured term loan facility in the amount of $4.0 million secured by equipment held by IMS, a revolving credit facility in the amount of $5.0 million secured by inventory, accounts receivables and general intangibles of IMS, and an equipment line of credit in the amount of $5.0 million to be secured by new equipment purchased with such proceeds. The term loan matures in September 2009 and the revolving credit facility and equipment line of credit mature in September 2006. Each of the loans are guaranteed by the Company. IMS has not drawn any funds under the revolving credit facility or the equipment line of credit. All three loans contain financial covenants requiring IMS to maintain an effective tangible net worth of at least $20.0 million, a debt to effective tangible net worth of at least 1.3 to 1 and a debt coverage ratio of at least 1.45 to 1. Interest on all three is variable and equal to the daily Wall Street Journal Prime Rate.

        In January 2006, we completed a private placement pursuant to Regulation S promulgated under the Securities Act of 1933 issuing 500,000 shares of our common stock at a price of $20.00 per share for gross cash proceeds of $10.0 million.

        In June 2005, we entered into a subscription agreement with an institutional investor whereby the investor agreed to purchase up to 633,000 shares of our common stock. Pursuant to this Regulation S private placement, in June 2005, we sold 417,000 shares of our common stock at a purchase price of $15.80 per share for aggregate gross cash proceeds of $6.6 million, and in July 2005, we sold 90,000 shares of our common stock at a purchase price of $20.00 per share for gross proceeds of $1.8 million.

        In December 2004, we signed a supply agreement with Wyeth in which we will provide technology transfer and development services to the customer prior to manufacturing a bronchodilator product for it. The agreement provides for non-refundable aggregate payments to us of up to $1.2 million for technology transfer to be received in December 2004, January 2005 and upon shipment of the first lot of product to the customer. As of December 31, 2005, we had received $1.0 million in payments pursuant to the agreement.

        On May 2, 2005, we entered into an agreement to grant certain exclusive marketing rights for our enoxaparin product candidate (the "Product") to Andrx Pharmaceuticals, Inc. ("Andrx"). Andrx's marketing rights generally extend to the U.S. retail pharmacy market (the "Territory"). To obtain these rights, Andrx made an up-front payment to us of $4.5 million upon execution of the agreement. In addition, in the event Andrx elects to participate in the commercial launch of the Product, Andrx will make an additional $5.5 million payment to us once certain milestones relating to the Product are achieved, including obtaining FDA marketing approval. Under the agreement, we will receive 50% to 60% of the gross profit from Andrx's sales of the Product in the Territory. In the event that we provide notice to Andrx of our intention to launch the Product at risk, and Andrx elects not to participate in such a launch, or we fail to provide Andrx with written notice of our intent to launch by June 30, 2006, then thereafter, Andrx will have the option to demand a refund of the $4.5 million up-front payment to us. In this case, we may elect to refund the up-front payment in one lump sum or in installments over the course of a year.

        In February 2005, we completed a private placement of 675,676 shares of our common stock at a purchase price of $14.80 per share for aggregate gross proceeds of $10.0 million.

        Set forth below are our contractual payment obligations (including interest obligations but excluding intercompany obligations) as of December 31, 2005 (in thousands):

Contractual Obligations	Total	2006	2007	2008	2009	2010	Beyond 2010
Long-term Debt(1)	$41,148	$13,533	$7,549	$9,025	$6,234	$4,807	$—
Operating Leases	15,493	4,466	2,839	2,684	2,303	2,063	1,138
Capital Leases	134	38	38	26	26	6	—
Purchase Obligations(2)	3,537	3,537	—	—	—	—	—
Deferred Royalty Payments(3)	7,301	2,578	2,576	2,147	—	—	—

Total	$67,613	$24,152	$13,002	$13,882	$8,563	$6,876	$1,138

(1)
Long-term Debt includes the remaining payments owed by us to Organon relating to the purchase of Cortrosyn.

(2)
The purchase obligations principally relate to pharmaceutical manufacturing and laboratory equipment. We anticipate meeting these purchase obligations through a combination of cash on hand, future cash flows from operations and debt and lease facilities. We have made deposits on these obligations totaling $2,602 as of December 31, 2005.

(3)
We have recorded the $8.0 million in consideration received from Drug Royalty, USA, Inc. as debt and have classified the liability as deferred royalties on the accompanying consolidated balance sheets. The debt is amortized using the effective interest method. Payments are contingent on sales and the payments due by period under this obligation are based on estimates of future sales.

        We intend to use a portion of the net proceeds from this offering to upgrade, renovate and equip an additional building at our headquarters complex. We expect that the building renovation will include the addition of a 110,000 square foot second floor and, when finished, that the building will provide four additional manufacturing lines, 32,000 square feet for research and development activities, and more than 100,000 square feet of space for administrative and general use. We estimate that the costs to upgrade, renovate and equip the building will aggregate up to $45.0 million, comprised of approximately $20.0 million for construction, $10.0 million for laboratory equipment and $15.0 million for manufacturing and utility equipment. If possible, we may finance up to $20.0 million of these costs under equipment financing facilities. We do not currently have any commitments with respect to the proposed building renovation, but anticipate that following the offering we will move forward with the project, which could take 18 months or more to complete.

        We expect our cash requirements to increase significantly in the foreseeable future as we move forward with our product candidates, and to sponsor clinical trials for, seek regulatory approvals of, and develop, manufacture and market our development-stage current product candidates.

        We expect that the proceeds from the offering, the proceeds from our private placements in 2005 and 2006, our 2005 loans from GECC and East West Bank, the $4.5 million up-front payment from Andrx relating to the enoxaparin distribution agreement and cash flows from our existing products will enable us to meet our obligations as they become due for the foreseeable future, including scheduled debt and lease payments. We expect additional cash flows to be generated from future contract manufacturing agreements and potential strategic alliances such as the Wyeth supply agreement and the Andrx distribution agreement.

        If our cash flow from operations is not sufficient to meet our obligations as they come due, then we may seek to reschedule debt payments and/or seek additional equity and debt financing. Alternative sources of sufficient financing may not be available to us on acceptable terms, or at all. If we are not able to reschedule debt payments and/or obtain funding from these financing activities, we will consider postponing research and development expenditures and postponing the acquisition of property, plant and equipment. A lack of sufficient cash flow could result in fewer funds for the development of our early-stage product candidates, which are described in the "Business" section. We expect that we will be able to meet our cash flow requirements for the next twelve months.

        As of December 31, 2003, 2004 and 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Quantitative and Qualitative Disclosures About Market Risk

        Our primary exposure to market risk is interest rate sensitive investments and credit facilities, which are affected by changes in the general level of U.S. interest rates. Due to the nature of our short-term investments (i.e., certificates of deposit), we believe that we are not subject to any material interest rate risk.

        As of December 31, 2005, we had $34.9 million in long-term debt and capital leases outstanding. Of this amount, $28.9 million had variable interest rates with a weighted average interest rate of 9% at December 31, 2005. A 1% (100 basis points) increase in the index underlying these rates would increase our annual interest expense on the variable-rate debt by approximately $289,000 per year.

        Most foreign sales are negotiated with payment terms in U.S. dollars. Therefore, we have limited exposure to foreign currency price fluctuation. Further, we have has no derivative financial instruments.

Critical Accounting Policies

        We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. In some cases changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies, which we discuss further below. Our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements included in this prospectus.

Revenue Recognition

        Our net revenues consist principally of revenues generated from the sale of our pharmaceutical products. Net revenues reflect adjustments to gross revenues for estimated product returns and wholesaler chargebacks, which are recorded in the same period that the related revenues are recorded. Generally, we recognize revenues at the time of product delivery for domestic customers and the time of product shipment for foreign customers.

        Contract manufacturing service revenues are recognized when development and other services are provided and/or products are shipped to customers. In accordance with SEC Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, as well as recently issued SAB No. 104, Revenue Recognition, we recognize revenues when persuasive evidence of an arrangement exists, transfer of title has occurred, the price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured. In addition, we do not recognize revenues until all customer acceptance requirements have been met.

        In accordance with EITF Issue No. 00-21, our accounting policy is to review each agreement involving contract development and manufacturing services to determine if there are multiple revenue-generating activities that constitute more than one unit of accounting. Revenue is recognized for each unit of accounting based on revenue recognition criteria relevant to that unit. In connection with our underlying supply agreement with Wyeth, we will recognize revenue from non-refundable, up-front fees over the four year term of the agreement. As of December 31, 2005, we had received $1.0 million in non-refundable payments from Wyeth, the recognition of which has been deferred. Revenue recognition will commence with the first product delivery under the agreement and will be recognized over the remaining term of the supply agreement.

Deferred Royalty Payments

        We have recorded the proceeds from DRC that were received in exchange for a five-year royalty on the future U.S. net sales of Cortrosyn as interest bearing debt pursuant to EITF 88-18 "Sales of Future Revenues." We recognize interest expense on this debt using the effective interest method over the course of the five-year royalty. The amount of interest expense is calculated using an imputed interest rate equivalent to the projected internal rate of return that DRC would receive based on total estimated future royalty payments. We review our estimates of future royalty payments on a regular basis. Changes in estimated future royalties and differences between actual future payments and expected payments will result in a change to that interest rate, which will be applied prospectively.

        The imputed interest rate calculated for this obligation during the period from the loan origination date through December 31, 2004, was 16.77%. The weighted average imputed interest rate calculated for this obligation for the year ended December 31, 2005, was 18%. The current imputed interest rate for this obligation at December 31, 2005 is 19.5%. A 5% increase in future royalty payments would result in an imputed interest rate of 23.10% and would increase interest expense $345,000 over the remaining term of the royalty agreement.

Impairment of Long-Lived Assets

        We review long-lived assets and certain identifiable assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, further impairment analysis is performed. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the assets (assets to be held and used) or fair value less cost to sell (assets to be disposed of).

Accrual for Wholesaler Chargebacks

        The provision for chargebacks is a significant estimate used in the recognition of revenue. As part of our sales terms to wholesale customers, we agree to reimburse wholesalers for differences between the gross sales price of products we sell to wholesalers and expected retail prices of such products under contractual arrangements with third parties such as hospitals and group purchasing organizations. We estimate wholesaler chargebacks at the time of sale based on the terms of agreements with customers, our chargeback processing experience, external information on wholesaler inventory stocking levels, historic charge-back rates and current contract pricing.

        The following table is an analysis of chargebacks:

	Years ended December 31,
	2004	2005
	(amounts in thousands)
Beginning balance	$3,982	$3,673
Provision related to sales made in the current period	28,741	40,249
Provision related to sales made in prior periods	—	68
Payments related to sales made in the current period	(25,068)	(33,694)
Payments related to sales made in prior periods	(3,982)	(3,741)

Ending balance	$3,673	$6,555

        Changes in chargeback accruals from period to period are primarily dependent on the level of inventory held at the wholesalers and variations in the estimate can occur as a result of changes in the wholesaler customer mix. The approach that we use to estimate chargebacks has been consistently applied for all periods presented. We have found that our procedures for estimating charge backs have provided accurate estimates of this liability in the past; variations have been historically low. We believe that our approach will continue to provide accurate estimates in the future. We continually monitor the provision for chargebacks and make adjustments when we believe that the actual chargebacks may differ from estimates. Settlement of chargebacks generally occurs within 30 days after the sale to wholesalers.

Accrual for Product Returns

        We offer customers the right to return qualified excess or expired stock ("qualified returns") for credit. We estimate amounts that may be incurred under our product return policies and record an accrual in the amount of such costs at the time product revenue is recognized. The accrual for estimated product returns is based, in part, upon the historical relationship of product returns to sales, but we also consider amended contract terms. We classify a portion of the accrual as a long-term obligation to reflect qualified sales, which do not become eligible for return credit under the policy until one year after the balance sheet date. The approach that we use to estimate product returns has been consistently applied for all periods presented. We have found that our procedures for estimating product returns have provided materially accurate estimates of this liability in the past and believe that our approach will continue to provide materially accurate estimates in the future.

        The following table is an analysis of product returns:

	Years ended December 31,
	2004	2005
	(amounts in thousands)
Beginning balance	$876	$778
Provision related to sales made in the current period	360	810
Provision related to sales made in prior periods	54	124
Returns related to sales made in the current period	—	—
Returns related to sales made in prior periods	(512)	(470)

Ending balance	$778	$1,242

        Actual returns principally relate to the return of expired product from sales made in prior periods.

        During the year ended December 31, 2005, we recorded a provision for returns using a rate of 0.6% of qualified sales. If the returns provision percentage were to increase by 0.1% of qualified sales, then an additional provision of $0.25 million would result.

Stock-based compensation

        As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and as amended by SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," we account for stock options granted to our employees and nonemployee members of the board of directors in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. Under APB 25, no compensation expense is recorded if the exercise price of the stock options is equal to or greater than the market price of the underlying stock on the date of grant. Options granted to nonemployees have been accounted for at deemed fair market value in accordance with SFAS 123.

        The Board of Directors, in determining the fair market value of our common stock, considers numerous factors, including recent cash sales of common stock to independent third party investors and new business and economic developments affecting us. No valuation specialist was used to determine fair value, for purposes of establishing exercise prices of our options.

        The exercise prices of stock option grants to our employees are typically set at the last independent third party cash sale of our common stock. If there have been new business or economic developments affecting us since the last third party cash sale that the Board has determined changes the fair market value of our common stock, the stock option exercise price is typically set at such changed fair market value at the time of grant. Management believes that this approach provides the best evidence of fair value, and thus, is the required valuation method under generally accepted accounting principles. The determination of the fair market value of our common stock is performed on a contemporaneous basis at the time of the granting of equity instruments.

Deferred Taxes

        We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying values and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. We have a history of losses from our operations, which generated significant federal and state net operating loss carryforwards. We record a valuation allowance against deferred tax assets if we believe that we are not likely to realize future tax benefits. A change in trend to recurring quarterly profits would be a basis for concluding that we would be able to realize a portion of the deferred tax assets, and therefore, reverse a portion of the valuation allowance. Subsequent adjustments to our estimates of our ability to recover the deferred tax assets or other changes in circumstances or estimates could cause our provision for income taxes to vary from period to period.

Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board (the "FASB") issued Statement No. 151, "Inventory Costs—an amendment of ARB No. 43." This Statement clarifies the accounting for abnormal amounts of certain inventory cost components and requires the allocation of fixed production overheads to the costs of conversion to be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. However, we have early adopted Statement No. 151 as of December 31, 2005. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which requires companies to measure and recognize compensation expense for all equity-based payments at fair value. In April 2005, the Securities and Exchange Commission amended the effective date of SFAS No. 123(R) to the first interim period of the first fiscal year beginning after June 15, 2005. We intend to adopt the new standard during the first quarter of 2006, as required, under the modified-prospective method.

        Under the modified-prospective method, our equity-based compensation expense will include expense amortization related to grants that were issued prior to the implementation of SFAS No. 123(R). This expense is expected to be comparable to pro-forma levels reported in the past and is considered significant in relation to our historic results of operations.

        We are currently evaluating our policy regarding the use of options as employee compensation. The financial significance of equity-based compensation expense related to potential future grants issued after implementation of SFAS No. 123(R) will depend on a number of factors, including the amount of awards granted and the fair value of those awards at the time of grant.

        In November 2005, the FASB issued FASB Staff Position ("FSP") No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." This FSP provides a practical transition election related to accounting for the tax effects of share-based payment awards to employees as an alternative to the transition guidance for the APIC pool in paragraph 81 of Statement 123(R). The guidance in this FSP is effective after November 10, 2005 as posted to the FASB website. We may take up to one year from the later of adoption of SFAS 123(R) or the effective date of this FSP to evaluate its available transition alternatives and make its one-time election. We will evaluate this guidance, but do not expect a material impact on our results of operations or financial position.

BUSINESS

Overview

        We are a specialty pharmaceutical company that develops, manufactures, markets, and sells generic and proprietary injectable and inhalation products. We currently manufacture and sell 66 products and are continuing to develop a portfolio of generic and branded products that targets large markets with high technical barriers to entry. Our manufacturing sites are capable of producing a broad range of dosage formulations including solutions, emulsions, suspensions, jellies, lyophilized, or freeze-dried, products, as well as metered-dose inhalers and nasal sprays. We have long-standing relationships with all of the major group purchasing organizations and drug wholesalers in the U.S. that deliver products to our end markets, which we believe will enable us to rapidly introduce new products and quickly establish significant market share.

        We began our operations in February 1996 with a strategic of focusing on manufacturing and selling generic injectable products. To complement our internal growth, we acquired International Medication Systems, Limited ("IMS") in October 1998 and Armstrong Pharmaceuticals, Inc. ("Armstrong") in October 2003 as well as the NDA to Cortrosyn in June 2003 and the ANDA for a generic version of Primatene Mist in July 2004. As we expanded our infrastructure and developed our research and development expertise, our strategic focus has evolved into developing products for large markets with high technical barriers to entry. We believe these product candidates will generate higher margins for a longer period of time than products that face more substantial competition.

        We are specifically focused on applying our technical expertise to develop products that:

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  require an active pharmaceutical ingredient, that is difficult to source and/or manufacture;

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  involve complex manufacturing;

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  address deficiencies in the innovator's product formulation; and/or

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  improve upon an existing product through the use of drug delivery technology we have developed.

        Our portfolio of product candidates that we are developing includes enoxaparin, a generic formulation of the anti-coagulant, Lovenox, and Ampofol, a proprietary formulation of the general anesthetic, Diprivan. According to IMS Health Incorporated ("IMS Health"), an independent provider of statistical information on the pharmaceutical industry, the currently marketed versions of these products generated combined sales in the U.S. in 2005 in excess of $2.4 billion. We are also developing product candidates based on our proprietary sustained-release technology platform.

Our Competitive Advantages

        We have built our company by integrating the capabilities we believe are essential to compete effectively in the pharmaceutical industry, including:

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  Experienced product development team.    Our product development team consists of 40 people, 11 of whom have Ph.D.s, with expertise in areas such as pharmaceutical formulation, process development, in vivo study, analytical chemistry, drug delivery, and clinical research. This expertise has enabled us to focus on product candidates that are difficult to develop and/or manufacture. Our substantial research and development resources have allowed us to accelerate product development timelines and build a portfolio of technically sophisticated product candidates.

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  Comprehensive manufacturing capabilities.    We manufacture pharmaceutical products in multiple dosage formulations, including solutions, emulsions, suspensions, jellies, and lyophilized products, as well as metered-dose inhalers and nasal sprays. We own seven aseptic filling lines and four metered-dose inhalers/nasal spray filling lines. In addition, we are currently planning to upgrade, renovate and equip an additional manufacturing and development building at our headquarters complex. During 2005 we produced approximately 16.0 million injectable units and five million metered-dose inhaler units. We believe our manufacturing capabilities enable us to compete effectively in our markets.

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  Ability to develop and manufacture active pharmaceutical ingredients.    One aspect of our development strategy is to focus on products that are difficult to manufacture because the active pharmaceutical ingredient is not easily obtained. For example, our research and development team has developed a multi-step chemical process for converting raw material into the active pharmaceutical ingredient for enoxaparin. This expertise enables us to pursue the development of other products we identify with active pharmaceutical ingredients that are difficult to source and/or manufacture.

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  Proprietary drug delivery technology.    Through our research and development efforts we have developed a proprietary technology or platform focused on the improvement of drug delivery. Our sustained-release technology has enabled us to formulate injectable product candidates that are designed to allow single injections to be effective over an extended period. We have multiple product candidates in early stages of development that utilize our proprietary platform. In addition, our prefilled disposable pipette technology is a new unit-dose drug delivery system designed to allow for solutions, lotions, creams, jellies, or syrups with a variety of potential applications.

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  Strong group purchasing organization and wholesaler relationships.    We have long-standing relationships with all of the major group purchasing organizations and wholesalers in the U.S. Group purchasing organizations and wholesalers are essential members of the distribution channel to hospitals, long-term care facilities, alternate care sites, clinics, and doctors' offices where our products are used. We believe the breadth and composition of our product portfolio, which is comprised of 66 products, enhances our relationships with these group purchasing organizations and wholesalers. Our relationships with these group purchasing organizations and wholesalers give us access to most, if not all, of the injectable markets in the U.S.

Our Strategy

        Our goal is to be an industry leader in the development, manufacture, and marketing of injectable and inhalation pharmaceutical products. To achieve this goal, we are pursuing the following key strategies:

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  Focus on high margin generic product opportunities.    We believe we have significant opportunities for growth driven by our technical expertise in the development of product candidates with high technical barriers to entry. We expect these product candidates are likely to face more limited competition, if commercialized, than other generic products, which should enable us to earn higher margins for a longer period of time. Generic competition for these products is likely to be limited because of complexities in product development, including the need for specialized research and development skill sets and manufacturing capabilities. Two of our generic product candidates with high barriers to entry are enoxaparin and medroxyprogesterone.

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  Develop proprietary products utilizing our technical expertise.    We are applying our expertise in drug formulation to develop proprietary versions of existing products that address deficiencies in those products. We are also developing proprietary products that utilize our sustained-release technology. We believe applying this expertise and these technologies will enable us to develop proprietary products with differentiated characteristics. Examples of our proprietary product candidates that capitalize on our technological capabilities are Ampofol and Amphacaine, a sustained-release analgesic product candidate.

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  Enhance our sales, marketing, and distribution capabilities.    We intend to continue to maintain our strong relationships with the leading group purchasing organizations and wholesalers in the U.S. We also expect to expand our internal sales and marketing capabilities, and in some cases, enter into strategic alliances to license our products to other pharmaceutical companies, in order to ensure maximum market penetration for our product candidates.

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  Complement internal growth with strategic acquisitions.    In addition to making significant investments in internal product development, we have enhanced and may continue to enhance our competitive position by acquiring products or companies with complementary products and technologies. For example, in 2003 and 2004, we expanded our product portfolio through the acquisition of Armstrong, the purchase of the rights to Cortrosyn, an injectable diagnostic agent, from Organon USA Inc. ("Organon") and its affiliates, and the purchase of the rights to Epinephrine Mist from Alpharma USPD ("Alpharma"). In addition to acquisitions, we may seek to in-license rights to pharmaceutical products that leverage our existing infrastructure.

Our Existing Products and Services

        The following table lists the net revenues attributable to each of our significant products or product categories for each of the last three fiscal years (in thousands):

Product	2003	2004	2005
Cortrosyn	$7,863	$13,924	$22,374
Lidocaine Jelly	10,890	11,031	11,505
Epinephrine Mist CFC	—	415	6,954
Albuterol CFC	2,877	6,807	6,819
Critical Care Drug Portfolio	15,424	16,051	18,876

        We currently manufacture and sell 66 generic injectable and inhalation products. For the year ended December 31, 2005, we recorded net revenues of $84.3 million, including $4.4 million in contract development and manufacturing services. The following is a description of significant products or product families in our existing portfolio.

  Cortrosyn

        Cortrosyn (cosyntropin for injection) is a sterile lyophilized powder that is currently the only FDA-approved product indicated for use as a diagnostic agent in the screening of patients presumed to have adrenocortical insufficiency. Symptoms of this condition include impaired renal function, weight loss, fatigue, and hypoglycemia. We acquired the U.S. and Canadian product rights to Cortrosyn from Organon and its affiliates in June 2003 and August 2003, respectively. As part of the transaction, Organon agreed to manufacture finished product for us for three years following the date of closing. In February 2004, we were notified that Organon's facility was flooded and in April 2004, Organon informed us it would have to cease production. We transferred the manufacturing from Organon's facility to one of our facilities and began manufacturing and selling this product in August 2004. Initially, we were approved to sell the product with a label indicating six months of expiration dating. In December 2004, the FDA allowed us to extend the expiration dating to 24 months, which was the dating on the product when it was being manufactured by Organon.

        In August 2003, we entered into a Royalty Purchase Agreement with Drug Royalty USA, Inc. ("DRC"), whereby DRC provided $8 million in cash to us in exchange for a royalty on the future U.S. net sales of Cortrosyn. We have recorded the consideration received from DRC as debt, which is classified as deferred royalties on the accompanying consolidated balance sheets. We amortize the obligation using the effective interest method and utilize an imputed interest rate equivalent to the projected internal rate of return that DRC would receive based on total estimated future royalty payments. DRC has a secured interest in Cortrosyn intellectual property that is subordinate to Organon's, in addition to a secured interest in Cortrosyn inventory and accounts receivables resulting from the sale of Cortrosyn. Pursuant to the royalty agreement, royalties are due quarterly through 2008. Royalties to be paid to DRC are calculated based upon net sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "—Manufacturing" for further information about the acquisition and manufacturing of Cortrosyn.

  Lidocaine Jelly

        Lidocaine jelly is a local anesthetic product used primarily for urological procedures. We manufacture lidocaine jelly in a prefilled syringe with a specially designed proprietary applicator called the Uro-Jet®. Our Uro-Jet delivery system offers the only method for the administration of lidocaine jelly prior to urologic procedures, which reduces patient discomfort. Our product is a single-use system that eliminates the need to add preservatives to prevent microbial growth. Competing lidocaine jelly products are manufactured in an aluminum tube containing preservatives, and must be applied during (not prior to) the urological procedure.

  Epinephrine Mist CFC

        Epinephrine Mist CFC is a bronchodilator product used for fast-acting relief of bronchial asthma. We acquired the ANDA for a generic version of Primatene Mist from Alpharma in July 2004. Alpharma had ceased marketing Primatene Mist in 2001 and until we reintroduced this product to the market in December 2004, Epinephrine Mist CFC was only available from the innovator, Wyeth. We have entered into a four-year supply agreement with Wyeth to provide technology transfer and development and manufacturing services for Primatene Mist.

  Albuterol CFC

        Albuterol CFC is a bronchodilator product used for the prevention and relief of bronchospasm associated with asthma and other respiratory conditions. This metered-dose inhaler product contains the propellant chlorofluorocarbon, or CFC, a substance that has been shown to deplete the ozone layer in the atmosphere. As a result, the FDA has issued a final rule that albuterol metered-dose inhalers using CFC propellants may not be marketed or sold in the U.S. after December 31, 2008. We are currently working on an Albuterol HFA product that is formulated with hydrofluoroalkane, or HFA, a non-ozone depleting chemical propellant. We began clinical trials on our Albuterol HFA product candidate in February 2005 and we expect to file a 505(b)(2) NDA with the FDA in 2007. We do not expect the phaseout of our CFC product to have any effect on our operations or financial condition as we plan to have the HFA product on the market on or before the phaseout date.

  Critical Care Drug Portfolio

        We market more than 20 drugs in prefilled syringes, such as atropine, epinephrine, lidocaine, naloxone, and sodium bicarbonate, which are designed for use in emergency room and other critical care settings. We believe we are one of only two companies in the U.S. that offer a full portfolio of critical care drug products in syringe form. We also market and sell critical care drug products in the United Kingdom and Australia through a distributor.

  Contract Services

        We manufacture products for pharmaceutical and biotechnology companies pursuant to contractual arrangements and also provide formulation and other product development services to these companies. In December 2004, we signed a supply agreement with Wyeth to provide technology transfer and development services and to manufacture Primatene Mist for Wyeth over a period of four years. The agreement provides for aggregate payments to us of up to $1.2 million for technology transfer. To date, we have received $1.0 million of such payments.

Our Product Candidates

        The table below lists the significant product candidates that we are currently developing:

Product Candidate	Reference Drug(1)	Therapeutic Classification	Regulatory Path(2)	FDA Filing/ Expected Filing Date
Enoxaparin	Lovenox	Anticoagulant	ANDA	Q1 2003	(3)
Medroxyprogesterone	DepoProvera	Contraceptive	ANDA	Q3 2004	(3)
Ampofol	Diprivan	General Anesthetic	505(b)(2) NDA	Q3 2005	(3)
Fluticasone propionate	Flonase (nasal) Flovent (inhaler)	Anti-allergic; Anti-inflammatory	ANDA ANDA	Q2 2006 2007
Azithromycin	Zithromax (azithromycin for injection)	Antibiotic	ANDA	Q2 2006
Albuterol HFA	Proventil, Ventolin	Bronchodilator	505(b)(2) NDA	2007
Amphacaine	—	Local Analgesic	NDA	2008
Epinephrine Mist HFA	Epinephrine CFC	Bronchodilator	505(b)(2) NDA	2008

(1)
Reference drug means the listed drug identified by the FDA as the drug product upon which an applicant relies in seeking approval of an ANDA. Patents for Flovent, Lovenox, Proventil and Ventolin expire in 2017, 2012, 2015 and 2017, respectively. The patents relating to the reference drugs for our other product candidates have already expired.

(2)
See "—Regulatory Considerations" for information regarding the regulatory approval processes for the indicated submissions.

(3)
Filed.

        Set forth below are descriptions of the product candidates listed in the above table.

  Enoxaparin

        Enoxaparin is an injectable, low molecular weight heparin, a class of medication used as a blood thinner, or anticoagulant, to prevent clotting of blood in the vein, commonly referred to as deep vein thrombosis, and acute coronary syndromes. Enoxaparin is currently sold by Sanofi-Aventis ("Aventis") under the brand-name Lovenox. Aventis' sales of Lovenox in the U.S. in 2005 totalled approximately $1.8 billion, according to IMS Health.

        We filed an ANDA for enoxaparin sodium with the FDA in March 2003, which was accepted by the FDA in April 2003. At the time we filed our ANDA with the FDA, Aventis had two listed patents for Lovenox in the FDA's Orange Book, which is the FDA's listing of approved drug products. In connection with our filing, we certified to the FDA that the existing patents in connection with Lovenox were invalid, unenforceable or will not be infringed by our generic product candidate. Teva, Inc. has also filed an ANDA for enoxaparin. Aventis brought a patent infringement lawsuit against both us and Teva in August 2003. In June 2005, the U.S. District Court for the Central District of California granted summary judgment in our favor in the lawsuit. The final judgment was entered by the District Court on July 25, 2005 and in September 2005, Aventis filed an appeal of the District Court's decision with the U.S. Court of Appeals for the Federal Circuit. The parties argued the appeal before the Federal Circuit in January 2006. In addition, in February 2003, Aventis filed a citizen petition with the

FDA requesting, among other things, that the FDA refrain from approving any ANDA for a generic version of Lovenox unless certain conditions are satisfied. See "Business—Legal and Regulatory Proceedings—Enoxaparin Paragraph IV Litigation" and "—Enoxaparin Citizen Petition" and "Business—Regulatory Considerations—Generic Drug Approval" for additional information. In connection with the FDA's review of our ANDA for enoxaparin sodium, the FDA has made several comments and requests for data in the areas of chemistry, bioequivalence and labeling. We have filed with the FDA data from an FDA-requested bioequivalence study in humans and additional information on our raw material, active pharmaceutical ingredient and finished product, as well as certain product characterization data. In August 2005, Momenta Pharmaceuticals, Inc. filed an ANDA with the FDA for enoxaparin.

        Enoxaparin is difficult to manufacture because the active pharmaceutical ingredient is not easily obtained. Our research and development team has developed a multi-step chemical process for converting raw heparin, the starting material, to the active pharmaceutical ingredient, which we believe overcomes technical barriers to producing the active pharmaceutical ingredient.

        On May 2, 2005, we entered into an agreement to grant certain exclusive marketing rights for our enoxaparin product candidate (the "Product") to Andrx Pharmaceuticals, Inc. ("Andrx"). Andrx's marketing rights generally extend to the U.S. retail pharmacy market (the "Territory"). To obtain these rights, Andrx made an up-front payment to us of $4.5 million upon execution of the agreement. In addition, in the event Andrx elects to participate in the commercial launch of the Product, Andrx will make an additional $5.5 million payment to us once certain milestones relating to the Product are achieved, including obtaining FDA marketing approval. Under the agreement, we will receive 50% to 60% of the gross profit from Andrx's sales of the Product in the Territory. In the event that we provide notice to Andrx of our intention to launch the Product at risk, and Andrx elects not to participate in such a launch, or we fail to provide Andrx with written notice of our intent to launch by June 30, 2006, then thereafter, Andrx will have the option to demand a refund of the $4.5 million up-front payment to us. In this case, we may elect to refund the up-front payment in one lump sum or in installments over the course of a year.

  Medroxyprogesterone

        Medroxyprogesterone acetate, or MPA, a progesterone derivative, is an injectable sustained-release contraceptive product candidate with a duration of greater than three months. Pfizer Inc. markets the product under the brand-name DepoProvera. Patents covering DepoProvera expired in 1994. Until July 2004, when Teva Pharmaceutical USA, Inc. announced FDA approval of its generic version of DepoProvera, there had been no generic competition for this product because of its sustained-release complexities. According to IMS Health, U.S. sales of DepoProvera and its generic equivalent were approximately $217 million in 2005. Our research and development team utilized its expertise in formulation of sustained-release products to overcome the technical difficulties presented by MPA. We filed the ANDA for this product in the third quarter of 2004. In November 2004, a Black Box Warning was added to the labeling of DepoProvera that cautions of the potential for significant bone loss with increasing duration of use of MPA. We would be required to include this warning if we market our MPA product candidate, which could deter long-term use of the product.

  Ampofol

        Ampofol is our proprietary 1% propofol injectable emulsion product candidate. Propofol is currently manufactured and sold by AstraZeneca PLC under the trade name Diprivan and as a generic by a (i) joint venture of Baxter Healthcare Corporation ("Baxter") and Gensia Sicor Pharmaceuticals ("Gensia"), a predecessor of Teva and (ii) Bedford Laboratories. Combined sales in the U.S. in 2005 for these products was approximately $522 million, according to IMS Health. Propofol is used for general anesthesia, monitored anesthesia care sedation, and sedation in the intensive care unit, or ICU, setting.

        AstraZeneca launched Diprivan in the U.S. in 1990 as the first generation of propofol. This formulation was easily contaminated by bacteria during administration. AstraZeneca developed a second generation of Diprivan, which was launched in 1997 with the additive ethylene diamine tetra-acetic acid, a microbial retardant. In 1999, Gensia developed a generic version of second generation propofol by adding sodium metabisulfite to achieve a similar microbial retardation.

        Both second generation propofols are manufactured with preservatives or additives that have two deficiencies that are most commonly manifested during long-term administration in the ICU. First, the bacterial retardants may deplete a patient's heavy metals, such as zinc, which are necessary for normal functioning of the body. Second, the second generation propofols contain high amounts of soybean oil and egg lecithin, which can cause fat overload syndrome including hypertriglyceridemia and hyperlipidemia. In addition, Baxter-Teva's product labeling and advertising state that its propofol with sulfite may cause life-threatening or less severe allergic-type reactions in certain susceptible people.

        In August 2005, Bedford Laboratories obtained approval of its ANDA for propofol. This product uses benzyl alcohol to retard microbial growth. The product's label contains a precaution which states that in high doses such as in long-term ICU sedation, the product may cause toxicity.

        Our research and development team has developed Ampofol, a third generation propofol, which is formulated without any preservatives or additives and half the amount of soybean oil and egg lecithin used in the second generation propofols. We have demonstrated in five completed clinical trials that Ampofol is bioequivalent to Diprivan and that it maintains microbial growth retardation without the use of preservatives. We have a U.S. patent for this novel formulation. We believe Ampofol will have lower manufacturing and storage costs than the second generation propofols because of the reduced lecithin amounts and the ability to store the product at room temperature.

        We have established a production line and have completed scale-up, validation, and stability batch filling for Ampofol. We have completed five clinical studies, involving more than 800 patients and volunteers. These studies included two dose-ranging and three bioequivalence clinical trials conducted in the three clinical settings. An ICU-based, multi-center study involved 200 patients. We filed a 505(b)(2) NDA for Ampofol with the FDA in July 2005.

  Fluticasone Propionate

        Fluticasone propionate is a synthetic, trifluorinated corticosteroid with anti-inflammatory activity. It is marketed in inhalable aerosol form for the management of asthma and in a nasal spray form for the symptoms of seasonal and perennial allergic and nonallergic rhinitis. GlaxoSmithKline PLC is the innovator for both the metered-dose inhaler form, Flovent, for asthma, and the nasal spray form, Flonase, for symptoms of rhinitis. The patents covering Flovent and Flonase have both expired. The U.S. sales for Flonase and Flovent in 2005 were approximately $1.2 billion and $600 million, respectively, according to IMS Health. We intend to file ANDAs with the FDA for our formulation of Flonase in the second quarter of 2006 and for our formulation of Flovent in 2007.

  Azithromycin

        Azithromycin is an antibiotic used to treat mild to moderate bacterial infections. Pfizer Inc. owns the branded product Zithromax®, which according to IMS Health had U.S. sales of $1.9 billion in 2005 in its oral suspension, tablet, and injectable formulations. According to IMS Health, the injectable form of Zithromax had U.S. sales of $97.7 million in 2005. We expect to file an ANDA with the FDA covering the injectable form of the product in the second quarter of 2006.

  Albuterol HFA

        Albuterol HFA is a bronchodilator product candidate used for the prevention and relief of bronchospasm. Albuterol HFA is being developed to replace our Albuterol CFC in accordance with the FDA's required phaseout of Albuterol CFC by December 31, 2008. HFA is a non-ozone depleting chemical propellant. We have exclusively licensed three patents from Virginia Commonwealth University covering the HFA technology. We began clinical trials on this product in February 2005 and we expect to file a 505(b)(2) NDA with the FDA for Albuterol HFA in 2007.

  Amphacaine

        Amphacaine is our sustained-release formulation of an anesthetic agent designed to provide ultralong-acting (10-48 hours) local analgesia, pain control and postoperative analgesia. Initially, we intend to pursue approval of the product for administration by infiltration. We are utilizing our sustained-release technology to develop this drug and have submitted preclinical results to the FDA. We currently anticipate filing an investigational new drug application, or IND, and commencing clinical trials in 2006. We expect to file an NDA in 2008.

  Epinephrine Mist HFA

        Epinephrine Mist HFA is being developed to replace our existing Epinephrine Mist CFC product. We anticipate that in the future the FDA will require the CFC version of the epinephrine mist product to be phased out because of the environmental advantages of HFA over CFC propellant. We are utilizing our formulation expertise and the HFA technology patents that we licensed to develop Epinephrine Mist HFA. We plan to file a 505(b)(2) NDA with the FDA for Epinephrine Mist HFA in 2008. We do not expect a phaseout of our CFC product will have an adverse effect on our operations or financial condition as we plan to have the HFA product on the market on or before any required phaseout date.

Developing Proprietary Drug Delivery Platforms

        We have developed two proprietary platforms aimed at improving drug delivery: sustained-release and prefilled disposable pipettes.

        Sustained-release.    We believe injectable, sustained-release products offer several benefits over oral dosage forms. Although oral dosage forms are generally more convenient to administer, in many cases the effectiveness of oral medications is limited. For example, an orally administered drug may not be absorbed without loss of activity, or it may have poor bioavailability due to insolubility in water or low permeability through biological membranes. We believe our injectable, sustained-release drug delivery systems will:

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  minimize system toxicity and maximize effectiveness by direct injection into the desired region;

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  reduce dosing frequency without compromising effectiveness; and

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  increase dosing compliance when treatment requires multiple doses.

        We have developed several innovative injectable sustained-release systems that enable consistent delivery of a drug over a longer period of time than currently available systems. We are developing a new local anesthetic drug candidate, Amphacaine, using this technology and have submitted preclinical results to the FDA.

        Prefilled Disposable Pipette Technology.    Prefilled disposable pipette is a new external drug delivery system utilizing disposable plastic dispensers, or pipettes, that can be filled with a variety of liquid products, including solutions, creams, lotions, jellies, or syrups. It is a single dose system that can be combined with specialized applicators (for example, cotton swab, dropper, plastic applicator) that are attached to the prefilled disposable pipette tips and provide clean and convenient medications for consumers.

        Prefilled disposable pipette has many potential applications including:

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  dermatologic medications;

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  dental products;

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  cough and cold products for both adults and children;

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  oral products for ICU patients; and

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  veterinary products.

        We own four issued U.S. patents related to our prefilled disposable pipette technology that include the prefilled disposable pipette concept, prefilled disposable pipette applications, high efficiency filling technology, and liquid barriers. We also have pending patent applications in 33 countries related to this technology. We intend to launch several products utilizing the prefilled disposable pipette delivery system, we may perform third-party contract manufacturing using this technology and/or market turnkey equipment systems and license this technology to third parties.

Research and Development

        We have 29 employees dedicated to research and development, 11 of whom have Ph.D.s, with expertise in areas such as pharmaceutical formulation, process development, in vivo study, analytical chemistry, drug delivery, and clinical research. Our focus on developing products with high barriers to entry requires a significant investment in research and development, including clinical development. In particular, developing proprietary products that are reformulations of existing branded compounds often requires clinical trials to gain regulatory approval. We have a team dedicated to designing and managing clinical trials. We have successfully completed several clinical trials including a 200-patient clinical trial for Ampofol at 12 ICU sites. We are in the process of planning clinical trials for other products under development.

        We have made, and will continue to make, substantial investments in research and development. Research and development costs for the year ending December 31, 2005 were approximately $10.3 million or 12% of our net revenues for that period.

Manufacturing

        Our manufacturing facilities are located in Rancho Cucamonga and South El Monte, California, and Canton and West Roxbury, Massachusetts. We have in total more than 734,000 square feet of manufacturing, research and development, distribution, packaging, laboratory, office, and warehouse space. Our facilities are regularly inspected by the FDA in connection with product approvals and we believe that all of our facilities are being operated in material compliance with the FDA's current Good Manufacturing Practices, or cGMP regulations. These facilities include active pharmaceutical ingredient, prefilled syringe filling, cold-filling, and pressure filling, as well as oncolytic manufacturing suites. We believe we currently have sufficient capacity to meet our manufacturing demands for the foreseeable future. We are currently planning the renovation of another manufacturing building in our headquarters complex that will add an additional 110,000 square feet, which we expect to be available by late 2008 to accommodate future capacity needs.

        We can produce a broad range of dosage formulations, including solutions, emulsions, suspensions, jellies, lyophilized products, both aseptically filled and terminally sterilized, and inhalation products. We currently produce approximately 17.5 million units per year. We have leveraged our manufacturing expertise to develop production capabilities for the active pharmaceutical ingredient for enoxaparin. In addition to manufacturing, we have fully integrated manufacturing support systems, including quality assurance, quality control, regulatory affairs, validation, and inventory control. These support systems enable us to maintain high standards of quality for our products and simultaneously deliver reliable services and goods to our customers on a timely basis.

Raw Material and Other Suppliers

        We depend on suppliers for raw materials, active pharmaceutical ingredients and other components that are subject to stringent FDA requirements. The active pharmaceutical ingredient for Cortrosyn, our largest selling product, is only available from one source, Organon USA Inc. We have entered into a supply agreement with Organon to secure this active pharmaceutical ingredient. Further, we obtain a significant portion of raw materials from foreign sources. Establishing additional or replacement suppliers for these or other materials may take a substantial period of time, as suppliers must be approved by the FDA.

Sales and Marketing

        Our products are primarily marketed and sold to hospitals, long-term care facilities, alternate care sites, clinics, and doctors' offices. Most of these facilities are members of one or more group purchasing organizations, which negotiate collective purchasing agreements on behalf of their members. These facilities purchase products through specialty distributors and wholesalers. We have relationships with all of the major group purchasing organizations in the U.S., which we believe gives us access to most, if not all, of the injectable markets in the U.S. We also have relationships with all of the major specialty distributors and wholesalers who distribute pharmaceutical products nationwide.

        The following table provides net revenue information from our major customers:

	% of net revenues For the year ended December 31,
	2003	2004	2005
AmerisourceBergen Corporation	20%	17%	18%
Cardinal Health, Inc.	21%	18%	21%
McKesson Corporation	14%	18%	17%

        Our sales, marketing and customer service department has 12 employees. Our marketing department is responsible for establishing and maintaining contracts and relationships with the group purchasing organizations, distributors, and wholesalers and occasionally large end-users. In connection with the expansion of our product offerings to include metered-dose inhaler and nasal spray products, we are expanding our sales and marketing efforts to develop retail distribution channels. In addition, one or more of our branded product candidates may require deployment of a field sales force either directly or through a strategic partner.

Competition

        We face significant competition in our current product line from major, brand-name pharmaceutical companies such as GlaxoSmithKline, Schering-Plough Corporation, and Wyeth, and from generic manufacturers such as Hospira, Inc. and Warrick Pharmaceuticals, a subsidiary of Schering-Plough. In addition to these competitors, we also face competition from other companies in the generic injectable and inhalation market such as American Pharmaceutical Partners, Inc., Novartis AG, Faulding Inc., a subsidiary of the Mayne Group Limited, IVAX Corporation, and Teva. We face additional competition from brand-name competitors that have entered the generic pharmaceutical industry by creating generic subsidiaries, purchasing generic companies, or licensing their products to generic manufacturers prior to or as their patents expire. Additionally, as evidenced by Teva's recent purchase of IVAX, we believe there is a trend towards consolidation among generic drug companies, increasing the relative size and power of companies in our market.

        We face significant competition for our new products and product candidates from the respective product innovators and any generic manufacturer. Enoxaparin is currently marketed by Aventis under the brand-name Lovenox, and Teva and Momenta Pharmaceuticals, Inc. have filed ANDAs for approval of their generic versions. Pfizer currently markets DepoProvera, its branded medroxyprogesterone product, and Teva has received FDA approval for a generic version. Pfizer also currently markets azithromycin under the brand-name Zithromax, and Baxter Healthcare Corporation recently announced the launch of a generic azithromycin to be manufactured by Pfizer. AstraZeneca is the innovator of Diprivan, and generic versions of propofol are marketed by Baxter-Teva and Bedford Laboratories.

        For pharmaceutical products, the most important competitive factors are scope of product line, individual product characteristics, relationships with group purchasing organizations, retailers, wholesalers and customers, delivery record, ability to develop new products, and pricing. Sales of generic pharmaceutical products tend to follow a pattern based on regulatory and competitive factors. As patents for brand-name products and related exclusivity periods expire, the first generic pharmaceuticals manufacturer to receive regulatory approvals for generic versions of their products is generally able to achieve significant market penetration and higher margins. As competing generic manufacturers receive regulatory approval on similar products, market size, revenue, and gross profit typically decline. The level of market share, revenue, and gross profit attributable to a particular generic pharmaceutical product is normally related to the number of competitors in that product's market and the timing of that product's regulatory approval and launch in relation to competing approvals and launches. We must continue to develop and introduce new products in a timely and cost effective manner and identify niche products with significant barriers to entry in order to grow our business.

Regulatory Considerations

        Prescription proprietary and generic pharmaceutical products are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising, and promotion of such products under the Federal Food, Drug, and Cosmetic Act, or FFDCA, and its implementing regulations, and by comparable agencies and laws in foreign countries. FDA approval is required before any new unapproved drug or dosage form, including a generic equivalent of a previously approved drug, can be marketed in the U.S. All applications for FDA approval must contain, among other things, information relating to pharmaceutical formulation, stability, manufacturing, processing, packaging, labeling, and quality control.

Generic Drug Approval

        The Drug Price Competition and Patent Term Restoration Act of 1984 (also known as the Hatch-Waxman Act), established abbreviated FDA approval procedures for drugs that are shown to be equivalent to proprietary drugs previously approved by the FDA through its New Drug Application, or NDA, process. Approval to market and distribute these drugs is obtained by filing an abbreviated new drug application, or ANDA, with the FDA. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data, and quality control procedures. Pre-market applications for generic drugs are termed abbreviated because they generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, a generic applicant must demonstrate that its product is bioequivalent to the innovator drug. In certain situations, an applicant may obtain ANDA approval of a generic product with a strength or dosage form that differs from a referenced innovator drug pursuant to the filing and approval of an ANDA Suitability Petition. The FDA will approve the generic product as suitable for an ANDA application if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the innovator product. A product is not eligible for ANDA approval if the FDA determines that it is not equivalent to the referenced innovator drug, if it is intended for a different use, or if it is not subject to an approved Suitability Petition. However, such a product might be approved under an NDA, with supportive data from clinical trials. We generally file ANDAs to obtain approval to manufacture and market our generic products. ANDAs submitted for our products may not receive FDA approval on a timely basis, if at all.

        Upon NDA approval, the FDA lists in the Orange Book the approved drug product and any patents identified by the NDA applicant that relate to the drug product. Any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book before expiration of the referenced patent(s), must certify to the FDA that (1) no patent information on the drug product that is the subject of the ANDA has been submitted to the FDA; (2) that such patent has expired; (3) the date on which such patent expires; or (4) that such patent is invalid or will not be infringed by the manufacture, use, or sale of the drug product for which the ANDA is submitted. This last certification is known as a Paragraph IV certification. A notice of the Paragraph IV certification must be provided to each owner of the patent that is the subject of the certification and to the holder of the approved NDA to which the ANDA refers. Before the enactment of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (also known as the Medicare Act), which amended the Hatch-Waxman Act, if the NDA holder or patent owner(s) asserted a patent challenge within 45 days of its receipt of the certification notice, the FDA was prevented from approving that ANDA until the earlier of 30 months from the receipt of the notice of the Paragraph IV certification, the expiration of the patent, when the infringement case concerning each such patent was favorably decided in an ANDA applicant's favor, or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In some cases, NDA owners and patent holders have obtained additional patents for their products after an ANDA had been filed but before that ANDA received final marketing approval, and then initiated a new patent challenge, which resulted in more than one 30-month stay.

        The Medicare Act amended the Hatch-Waxman Act to eliminate certain unfair advantages of patent holders in the implementation of the Hatch-Waxman Act. As a result, the NDA owner remains entitled to an automatic 30-month stay if it initiates a patent infringement lawsuit within 45 days of its receipt of notice of a Paragraph IV certification, but only if the patent infringement lawsuit is directed to patents that were listed in the Orange Book before the ANDA was filed. An ANDA applicant is now permitted to take legal action to enjoin or prohibit the listing of certain of these patents as a counterclaim in response to a claim by the NDA owner that its patent covers its approved drug product.

        If an ANDA applicant is the first-to-file a substantially complete ANDA with a Paragraph IV certification and provides appropriate notice to the FDA, the NDA holder, and all patent owner(s) for a particular generic product, the applicant may be awarded a 180-day period of marketing exclusivity against other companies that subsequently file ANDAs for that same product. A substantially complete ANDA is one that contains all the information required by the Hatch-Waxman Act and the FDA's regulations, including the results of any required bioequivalence studies. The FDA may refuse to accept the filing of an ANDA that is not substantially complete or may determine during substantive review of the ANDA that additional information, such as an additional bioequivalence study, is required to support approval. Such a determination may affect an applicant's first to file status and eligibility for a 180-day period of marketing exclusivity for the generic product. The Medicare Act also modified the rules governing when the 180-day marketing exclusivity period is triggered or forfeited and shared exclusivity. Prior to the legislation, the 180-day marketing exclusivity period was triggered upon the first commercial marketing of the ANDA or a court decision holding the patent invalid, unenforceable, or not infringed. For ANDAs accepted for filing before March 2000, that court decision had to be final and non-appealable (other than a petition to the U.S. Supreme Court for a writ of certiorari). In March 2000, the FDA changed its position in response to two court cases that challenged the FDA's original interpretation of what constituted a court decision under the Hatch-Waxman Act. Under the changed policy, the 180-day marketing exclusivity period began running immediately upon a district court decision holding the patent at issue invalid, unenforceable, or not infringed, regardless of whether the ANDA had been approved and the generic product had been marketed. In codifying the FDA's original policy, the Medicare Act retroactively applies a final and non-appealable court decision trigger for all ANDAs filed before December 8, 2003 leaving intact the first commercial marketing trigger. As for ANDAs filed after December 8, 2003, the marketing exclusivity period is only triggered upon the first commercial marketing of the ANDA product, but that exclusivity may be forfeited under certain circumstances, including, if the ANDA is not marketed within 75 days after a final and non-appealable court decision by the first-to-file or other ANDA applicant, or if the FDA does not tentatively approve the first-to-file applicant's ANDA within 30 months.

        The Medicare Act also prospectively eliminated shared exclusivity for first-to-file ANDAs containing Paragraph IV certifications to different patents listed in the Orange Book for the same product. The FDA had previously taken the position that it could award shared 180-day marketing exclusivity if different ANDA applicants were first to file Paragraph IV certifications to different patents listed in the Orange Book for the same product. This interpretation was recently challenged in two cases in United States district court, which resulted in differing conclusions regarding the reasonableness of the FDA's interpretation. On appeal both decisions were vacated on other grounds in December 2004. Despite the questionable legality of the FDA's shared exclusivity approach, the FDA has announced that it will continue to rely on this interpretation of shared exclusivity for ANDAs filed before December 8, 2003, when the Medicare Act prospectively eliminated this type of shared exclusivity. Until this issue is resolved, it is unclear how the 180-day marketing exclusivity period will apply to pending ANDAs. For ANDAs that are filed on or after December 8, 2003, the 180-day marketing exclusivity period will only be awarded to the first ANDA applicant(s) to assert a Paragraph IV certification as to any patent listed in the Orange Book for that product (including multiple ANDA applicants who file the first Paragraph IV certification on the same day).

        In addition to patent exclusivity, the holder of the NDA for the listed drug may be entitled to a period of non-patent market exclusivity, during which the FDA cannot approve an ANDA. If the listed drug is a new chemical entity, the FDA may not accept an ANDA for a bioequivalent product for up to five years following approval of the NDA for the new chemical entity. If the listed drug is not a new chemical entity but the holder of the NDA conducted clinical trials essential to approval of the NDA or a supplement thereto, the FDA may not approve an ANDA for a bioequivalent product before expiration of three years. Certain other periods of exclusivity may be available if the listed drug is indicated for treatment of a rare disease or is studied for pediatric indications.

        We are currently a party to a patent infringement action brought against us by Aventis relating to our Paragraph IV certification for a generic version of enoxaparin, as well as a citizen petition proceeding before the FDA relating to the same matter. See "Business—Legal and Regulatory Proceedings—Enoxaparin Paragraph IV Litigation" and "—Enoxaparin Citizen Petition."

New Drug Approval

        A new drug approval by the FDA is required before a new drug that is not equivalent to a previously approved drug may be marketed in the U.S. This process generally involves:

  •
  completion of preclinical laboratory and animal testing in compliance with the FDA's good laboratory practice or GLP regulations;

  •
  submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;

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  performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product for each intended use;

  •
  satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is produced to assess compliance with the FDA's cGMP regulations; and

  •
  submission to and approval by the FDA of an NDA application.

        The results of preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. Further, each clinical trial must be reviewed and approved by an Independent Institutional Review Board. Human clinical trials are typically conducted in three sequential phases that may overlap. These phases generally include:

  •
  Phase I, during which the drug is introduced into healthy human subjects or, on occasion, patients, and is tested for safety, stability, dose tolerance, and metabolism;

  •
  Phase II, during which the drug is introduced into a limited patient population to determine the efficacy of the product in specific targeted indications, to determine dosage tolerance and optimal dosage, and to identify possible adverse effects and safety risks; and

  •
  Phase III, during which the clinical trial is expanded to a larger and more diverse patient group at geographically dispersed clinical trial sites to further evaluate clinical efficacy, optimal dosage, and safety.

        The drug sponsor, the FDA or the Independent Institutional Review Board at each institution at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.

        The results of preclinical animal studies and human clinical studies, together with other detailed information, are submitted to the FDA as part of the NDA. The NDA also must contain extensive manufacturing information. The FDA may approve or disapprove the NDA if applicable FDA regulatory criteria are not satisfied or it may require additional clinical data. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-market regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies to monitor the effect of approved products and may limit further marketing of the product based on the results of these post-marketing studies. The FDA has broad post-market regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals.

        Satisfaction of FDA new drug approval requirements typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon a manufacturer's activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be subject to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Section 505(b)(2) New Drug Applications

        As an alternate path to FDA approval for modifications to formulations of products previously approved by the FDA, an applicant may file an NDA under Section 505(b)(2) of the FFDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Act and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The Hatch-Waxman Act permits the applicant to rely upon certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

        To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved drug product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book. Specifically, the applicant must certify that (1) the required patent information has not been filed; (2) the listed patent has expired; (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product's listed patents or that such patents are invalid is known as a Paragraph IV certification. If the applicant does not challenge the listed patents, the Section 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired. The Section 505(b)(2) application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product, has expired.

        If the applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a legal challenge to the Paragraph IV certification. Under the FFDCA, the filing of a patent infringement lawsuit within 45 days of their receipt of a Paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant. Thus, the Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its products only to be subject to significant delay and patent litigation before its products may be commercialized. Alternatively, if the listed patent holder does not file a patent infringement lawsuit within the required 45-day period, the applicant's NDA will not be subject to the 30-month stay.

        Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, certain brand-name pharmaceutical companies and others have filed citizen petitions objecting to the FDA's interpretation of Section 505(b)(2). In October 2003, the FDA responded to the citizen petitions and declined to alter its interpretation of Section 505(b)(2). In November 2003, Pfizer Inc. sued the FDA in the U.S. District Court for the District of Columbia to challenge the FDA's approval of a Section 505(b)(2) NDA for a product that is a modified version of one of Pfizer's currently marketed drugs. Pfizer alleges that the FDA improperly relied upon studies in Pfizer's NDA to approve the competitor's product. Recently, the FDA announced that it was staying approval of the Section 505(b)(2) NDA at issue in the Pfizer case to conduct a reevaluation of the application. The FDA also filed a motion for a stay of the Pfizer lawsuit pending the completion of this reevaluation. If the FDA does not prevail in this lawsuit, the FDA may be required to change its interpretation of Section 505(b)(2), which could delay or even prevent the FDA from approving any Section 505(b)(2) NDA that we submit.

Manufacturing cGMP Requirements

        We and our contract manufacturers are required to comply with applicable FDA manufacturing requirements contained in the FDA's cGMP regulations. cGMP regulations require among other things, quality control, and quality assurance as well as the corresponding maintenance of records and documentation. The manufacturing facilities for our products must meet cGMP requirements to the satisfaction of the FDA pursuant to a pre-approval inspection before we can use them to manufacture our products. We and our third party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.

        Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

Medical Device Regulation

        Under the FFDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Class I medical devices are subject to the FDA's general controls, which include compliance with the applicable portions of the FDA's Quality System Regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA's general controls and may also be subject to other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Class III medical devices are subject to the FDA's general controls, special controls, and pre-market approval prior to marketing.

        We currently market a small number of Class I and Class II medical devices. Most Class II devices require pre-market clearance by the FDA through the 510(k) pre-market notification process. When a 510(k) is required, the manufacturer must submit to the FDA a pre-market notification demonstrating that the device is "substantially equivalent" to either a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or to another commercially available, similar device which was subsequently cleared through the 510(k) process. By regulation, the FDA is required to clear a 510(k) within 90 days of submission of the application. As a practical matter, clearance often takes longer. All of our devices have been cleared for marketing pursuant to the 510(k) process.

        The FDA has broad post-market regulatory and enforcement powers with respect to medical devices, similar to those for drug products. Failure to comply with the applicable U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, consent decrees, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA's refusal to grant future pre-market clearances or approvals, withdrawals or suspensions of current product applications, and criminal prosecution.

Other Regulatory Requirements

        With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the internet. The FDA has very broad enforcement authority under the FFDCA, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing entities to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

        We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect on us.

        Outside the U.S., our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing marketing authorization, pricing, and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European Union member state. The regulatory authority generally will grant marketing authorization if it is satisfied that we have presented it with adequate evidence of safety, quality and efficacy.

DEA Regulation

        We maintain registrations with the U.S. Drug Enforcement Administration ("DEA"), that enable us to receive, manufacture, store, and distribute controlled substances in connection with our operations. Controlled substances are those drugs that appear on one of five schedules promulgated and administered by the DEA under the Controlled Substances Act, or CSA. The CSA governs, among other things, the distribution, recordkeeping, handling, security, and disposal of controlled substances. We are subject to periodic and ongoing inspections by the DEA and similar state drug enforcement authorities to assess our ongoing compliance with DEA's regulations. Any failure to comply with these regulations could lead to a variety of sanctions, including the revocation, or a denial of renewal, of our DEA registration, injunctions, or civil or criminal penalties.

Reimbursement Legislation

        Our sales are dependent upon the availability of coverage and reimbursement from third-party payors, including federal, state, and private organizations. Thus, our business may be significantly impacted by changes in coverage and reimbursement policies and legislation aimed at reducing health care costs.

        Coverage and reimbursement under Medicare, Medicaid, or other governmental programs are governed through legislation for such programs. The recently enacted Medicare Act is an example of legislation of a health insurance program that impacts our industry. The Medicare Act imposes significant changes to Medicare Part B payments for certain products, including the payment methodology for certain drugs, including drugs administered by physicians in their offices and in hospital outpatient departments and certain drugs dispensed by pharmacies such as those inhaled through a nebulizer and oral cancer drugs. For a number of our drugs, the Medicare Act reduced payment to 85% from 95% of the average wholesale price beginning January 1, 2004. In 2005, the Medicare Act required that certain drugs covered under Medicare Part B be paid at 106% of the manufacturer's average sales price, calculated by a formula that accounts for the average of the total number of units sold. In addition, physicians will have the option to enter into competitive bidding programs for drugs administered by physicians.

        In addition to revising Medicare payment methodologies under Medicare Part B, the Medicare Act established a prescription drug benefit (under new Part D), which went into effect on January 1, 2006. The drugs covered under the new prescription drug benefit do not include those currently covered in the form administered under the current Medicare Part B benefit. Drugs not covered under Part B include inhalation drugs that are administered through a metered-dose inhaler, and these may be covered under Part D. Although this new Part D benefit may increase beneficiaries' utilization of prescription drugs, it is not clear whether and to what extent pharmaceutical companies will be affected by Medicare restrictions on drug coverage and pricing requirements.

        Under the Medicaid program, pharmaceutical manufacturers must remit a rebate, equal to a certain percentage of their revenue arising from Medicaid-reimbursed, qualifying outpatient drug sales to Medicaid recipients in the individual states. Under the drug rebate program, Medicaid covers the pharmaceutical manufacturer's FDA-approved drugs (with some exceptions). Agreements with federal and state governments provide that manufacturers of single source and innovator multiple source drugs must remit quarterly rebates based on the greater of 15.1% of the average manufacturer's price per unit or the product of the total number of units of each dosage form and strength paid for under the state plan in the rebate period and the difference between the average manufacturer's price and the best price per unit. Manufacturers of covered outpatient drugs, other than single source drugs and innovator multiple source drugs, will remit on a quarterly basis to each state Medicaid agency 11% of the average manufacturer price per unit of its products marketed under ANDAs covered by the state's Medicaid program based on the total number of units for such dosage form and strength reimbursed under the state program for the rebate period.

Environmental Considerations

        We are subject to environmental laws, including those promulgated by the Occupational Safety and Health Administration, the Environmental Protection Agency ("EPA"), the Department of Health Services, and the Air Quality Management District, that govern activities and operations that may have adverse environmental effects such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes. These laws impose strict liability for the costs of cleaning up, and for damages resulting from, sites of past spills, disposals, or other releases of hazardous substances and materials and for the investigation and remediation of environmental contamination at properties operated by us and at off-site locations where we have arranged for the disposal of hazardous substances. If it is determined that our operations or facilities are not in compliance with current environmental laws, we could be subject to fines and penalties, the amount of which could be material.

        We have made and will continue to make expenditures to comply with current and future environmental laws. We anticipate that we will incur additional capital and operating costs in the future to comply with existing environmental laws and new requirements arising from new or amended statutes and regulations. We cannot accurately predict the impact and costs that future regulations will impose on our business. See "Legal and Regulatory Proceedings—Environmental Litigation and EPA Proceedings" for additional information.

Intellectual Property

        Our success depends on our ability to operate without infringing the patents and proprietary rights of third parties. We cannot determine with certainty whether patents or patent applications of other parties will materially adversely affect our ability to make, use, or sell any products. A number of pharmaceutical companies, biotechnology companies, universities, and research institutions may have filed patent applications or may have been granted patents that cover aspects of our or our licensors' products, product candidates, or other technologies.

        We primarily rely on trade secrets, unpatented proprietary know-how and continuing technological innovation to protect our products and technology, especially where we do not believe patent protection is appropriate or obtainable. Although in some cases, we seek patent protection to preserve our competitive position, our current patent portfolio does not cover the majority of our existing products and product candidates. We own 12 patents issued by the U.S. Patent and Trademark Office ("PTO"), covering formulations, processes, and equipment used in the manufacture of a few of our products. These patents have expiration dates ranging from 2006 to 2022. We also own 14 trademarks registered with the PTO. We have also licensed three U.S. patents relevant to our Albuterol HFA product candidate from Virginia Commonwealth University. In addition, we are prosecuting our prefilled disposable pipette and Ampofol patents in various countries in Europe and Asia.

        Despite our efforts to protect our proprietary information through the use of confidentiality and non-disclosure agreements, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary. Other parties may independently develop know-how or obtain access to our technologies.

        Intellectual property protection is highly uncertain and involves complex legal and factual questions. Our patents and those for which we have or will license rights may be challenged, invalidated, infringed, or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our licensors may not be able to develop patentable products. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us.

        Third-party patent applications and patents could reduce the coverage of the patents licensed, or that may be licensed to or owned by us. If patents containing competitive or conflicting claims are issued to third parties, we may be enjoined from commercialization of products or be required to obtain licenses to these patents or to develop or obtain alternative technology. In addition, other parties may duplicate, design around, or independently develop similar or alternative technologies to ours or those of our licensors.

        Litigation may be necessary to enforce patents issued or licensed to us or to determine the scope or validity of another party's proprietary rights. PTO interference proceedings may be necessary if we and another party both claim to have invented the same subject matter. We could incur substantial costs and our management's attention would be diverted if:

  •
  litigation is required to defend against patent suits brought by third parties;

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  we participate in patent suits brought against or initiated by our licensors;

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  we initiate similar suits; or

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  we participate in an interference proceeding.

        In addition, we may not prevail in any of these actions or proceedings.

Employees

        As of December 31, 2005, we had a total of 951 full-time employees, of which 29 were engaged in research and development, 11 in clinical research and regulatory affairs, 52 in quality assurance/quality control, 29 in validations, 98 in scientific affairs (including chemistry and microbiology), 620 in manufacturing, 12 in sales and marketing and 100 in administration. We have 66 employees in Massachusetts who are represented by a labor union and are subject to a collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

        We own or lease a total of 23 buildings at five locations in Rancho Cucamonga, Chino and South El Monte, California, and Canton and West Roxbury, Massachusetts comprising research and development, laboratory, manufacturing, packaging, distribution, warehouse, and office space. Three of the facilities, including our headquarters and principal manufacturing facilities in Rancho Cucamonga, California, totaling more than 217,000 square feet, are owned by us. All of the remaining facilities, totaling more than 517,000 square feet, are leased by us until expiration dates ranging from 2006 to 2018 (with certain renewal options). Our headquarters building in Rancho Cucamonga secures our loan with General Electric Capital Corporation.

        Each of Amphastar, IMS, and Armstrong are operating companies: they each develop, manufacture and distribute pharmaceutical products and have offices, laboratories, manufacturing plants and warehouses to carry out their activities. In the case of Amphastar and IMS, their facilities specialize in injectable products filled in syringes and vials. These products include solutions, suspensions, emulsions and lyophilized drugs. In the case of Armstrong, its facilities specialize in inhalation products delivered by metered-dose inhaler and nasal spray devices.

        All of Amphastar's operations are in Rancho Cucamonga (where the three owned facilities are), except for its New Drug Research Center which is located in Chino. The three Amphastar facilities secure approximately $16.2 million in debt as of December 31, 2005. All of IMS's operations are located in leased facilities within a campus in South El Monte. All of Armstrong's operations are located in two leased facilities in Canton and West Roxbury, Massachusetts.

        The Rancho Cucamonga facility was designed to manufacture our injectable drug product candidates and injectable products that we acquire. Currently, the facility manufactures Cortrosyn and Amphadase. Because the facility is designed to manufacture enoxaparin, medroxyprogesterone, and Ampofol upon their approval by the FDA, the facility currently is operating at approximately 10% capacity.

        The facility in South El Monte, consisting of several buildings in a campus setting, was designed to manufacture the 62 (mainly injectable) drugs that IMS distributes. This facility is adequate to meet the needs of IMS, which are not expected to change significantly due to the ability of the Rancho Cucamonga facility to support the manufacturing of our injectable product candidates. The facility is currently operating at approximately 75% capacity.

        The facilities in West Roxbury and Canton, Massachusetts were designed to support the manufacture of metered-dose inhaler and nasal spray products. Currently, the facilities manufacture our Albuterol CFC and Epinephrine Mist CFC products. The facilities are currently operating at approximately 20% capacity, and thus, will be capable of manufacturing the HFA versions of Albuterol and Epinephrine Mist upon their approval by the FDA, and the fluticasone propionate product candidates upon their approval by the FDA.

        We believe that Amphastar's current manufacturing capacity is adequate until late 2008. One of its three buildings, when renovated and equipped and approved by the FDA, will substantially increase its manufacturing capacity, extending our capacity for several years after late 2008. We believe that IMS's and Armstrong's manufacturing capacities will be adequate for several years.

Legal and Regulatory Proceedings

  Enoxaparin Paragraph IV Litigation

        In March 2003, we filed an ANDA, which is pending with the FDA, for enoxaparin sodium, seeking approval to engage in the commercial manufacture, sale, and use of the enoxaparin product in the U.S. At the time we filed our ANDA, Aventis had two listed patents for Lovenox in the FDA's Orange Book, which is the FDA's listing of approved drug products. Our ANDA includes a Paragraph IV certification that the existing patents associated with Aventis' branded enoxaparin product, Lovenox, are invalid, unenforceable or will not be infringed by our generic product candidate. Teva also filed an ANDA with the FDA on this product; however, we believe that we are the first to file a substantially complete ANDA with the FDA for this drug with a Paragraph IV certification to the patents listed at that time.

        As a result of the filing of the ANDAs by us and Teva, Aventis Pharma S.A. and Aventis Pharmaceuticals Inc. filed lawsuits against us and Teva in August 2003 in the United States District Court for the District of New Jersey (the "New Jersey Court") and the United States District Court for the Central District of California, Eastern Division (the "California Court"), alleging infringement of one of the two patents on the product. We and Teva both answered the complaint brought in the California Court and filed a counterclaim, which sought a declaration that the patent in suit is invalid, unenforceable and/or not infringed by ours or Teva's products. In February 2004, the New Jersey Court granted Teva's motion to transfer jurisdiction of the lawsuit to the California Court and subsequently the New Jersey Court action was consolidated with the California Court action. The FDA was stayed from finally approving our ANDA until the earlier of a court decision in our favor or the expiration of 30 months from Aventis' receipt of our notice of the Paragraph IV certification. We subsequently amended our answer to allege patent unenforceability due to inequitable conduct and to assert a counterclaim alleging that Aventis violated U.S. antitrust laws. In August 2004, we filed a motion seeking a summary judgment that the Aventis patent in suit is unenforceable due to Aventis' inequitable conduct in procuring the patent and seeking to dismiss the litigation. In November 2004, we filed a second motion seeking a summary judgment that the Aventis patent in suit is invalid based on indefiniteness of its claims following a claim construction hearing by the judge in the case. In March 2005, we filed a third motion seeking a summary judgment that the Aventis patent in suit is invalid based on prior art. On June 15, 2005, the California Court granted our motion for summary judgment that the Aventis patent in suit is unenforceable due to Aventis' inequitable conduct in procuring the patent and the final judgment was entered by the California Court on July 25, 2005. The remaining two summary judgment motions were denied by the California Court as moot. The entry of the final judgment in our favor terminated the 30 month stay of approval applicable to our ANDA. In September 2005, Aventis filed an appeal of the District Court's decision with the U.S. Court of Appeals for the Federal Circuit. The parties argued the appeal before the Federal Circuit in January 2006. If we are not successful in our legal and regulatory efforts to launch enoxaparin, we may have to expense our enoxaparin inventory which totalled $22.3 million at December 31, 2005.

        In May, 2003, Aventis filed a patent application with the PTO with respect to the patent in suit requesting reissuance of the patent in suit to address certain errors in the claims. Aventis announced in December, 2004 that it was issued a notice of allowance by the PTO for the reissuance of the patent in suit. A notice of allowance is a notice from the PTO indicating the end of the prosecution of the pending patent application on the merits and the PTO's intent to reissue the patent with the claims then pending in the reissue application. In April 2005, the California Court denied Aventis' motion to stay the proceedings until the PTO had reissued the patent in suit and denied Aventis' motion requesting that the judge reconsider his prior claim construction ruling. In June 2005, the PTO reissued the patent in suit. The final judgment by the California Court also determined that the reissued patent is unenforceable.

Enoxaparin Citizen Petition

        Under FDA regulations, interested persons may petition the FDA to take or refrain from taking certain regulatory or administrative actions. In February 2003, Aventis filed a citizen petition with the FDA asking the agency to take or refrain from taking certain actions that would impact our ANDA for a generic version of enoxaparin, marketed by Aventis under the brand-name Lovenox. In its citizen petition, Aventis asks the FDA to withhold approval of any ANDA for enoxaparin unless the ANDA applicant demonstrates either that the manufacturing process used in producing the generic drug is equivalent to Aventis' manufacturing process or the safety and effectiveness of the generic product through clinical trials. The citizen petition also requests that the FDA withhold approval of any ANDA for enoxaparin unless the generic product contains a specific anhydro ring structure. Both of these requests are based on an assertion by Aventis in the citizen petition that, because enoxaparin is not fully characterized, the only way to ensure that all of the pharmacologically active components of enoxaparin are present is to use the same manufacturing process that Aventis uses in producing the drug, and that the specific anhydro ring structure, which Aventis claims may make important contributions to the effectiveness of the product, may not be present in a generic product that is not produced by an equivalent manufacturing process. Aventis has also sought and received a reissuance of the patent related to its Lovenox product to address certain errors in its claims.

        In October 2003, we filed comments with the FDA in opposition to Aventis' citizen petition. Our comments argued that there is no regulatory or legal basis for Aventis' request that an ANDA applicant demonstrate that the manufacturing process used in producing the generic product is equivalent to the process used by Aventis. Our comments also noted that we manufacture our enoxaparin sodium injection product pursuant to the established specifications which adequately characterize enoxaparin, the same specifications upon which Aventis relies. Aventis has filed several supplements to its citizen petition, submitting, among other things, what it asserted were new discoveries in support of the citizen petition.

        We have made additional submissions to the FDA reiterating our position that there is no scientific or regulatory basis for Aventis' request that the FDA withhold approval of generic versions of Lovenox, and providing additional data intended to demonstrate the equivalency of our enoxaparin to Lovenox under ANDA approval criteria. Among other things, this data is designed to demonstrate that our enoxaparin product contains the specific anhydro ring structure cited by Aventis, which is now identified on Aventis' approved labeling for Lovenox.

        The FDA may reject Aventis' citizen petition, approve Aventis' citizen petition in whole or in part, or grant such other relief or take such other action as the petition warrants. Although we do not believe that Aventis' citizen petition will prevent the approval of our generic enoxaparin sodium injection product, the FDA has yet to rule on Aventis' citizen petition, and the FDA may not grant approval of our ANDA submission.

  Environmental Litigation and EPA Proceedings

        Our subsidiary, IMS, was one of approximately 39 defendants in six lawsuits brought by approximately 218 plaintiffs alleging negligence, strict liability, wrongful death, permanent trespass, continuing trespass, public permanent nuisance, public continuing nuisance, strict liability for hazardous activity and fraudulent concealment, and claiming personal injury and/or property damage from exposure to contaminated drinking water. Plaintiffs sought primarily monetary, compensatory and punitive damages. They did not specify an amount. Because of the similarity in the cases, they were consolidated and are referenced under In Re: Groundwater Cases (Judicial Council Coordination Proceeding No. 4135), Superior Court for the State of California, County of Los Angeles, Central Civil West District. These cases have been handled by the Los Angeles County Superior Court in a special forum for complex litigation. IMS settled this litigation in March 2006.

        Along with approximately 35 other local businesses, we were notified by the EPA in August 1995 that we were deemed potentially responsible parties, or PRPs, with respect to a groundwater contamination problem in the main San Gabriel Basin in the vicinity of IMS's primary manufacturing plant in South El Monte, California. Without admitting liability, we entered into a private agreement with another PRP to conduct a Remedial Investigation and Feasibility Study as demanded by the EPA. The study was performed pursuant to an Administrative Order on Consent that was agreed to by the EPA. In conjunction with the Administrative Order on Consent and under the approval of the California Regional Water Quality Control Board, Los Angeles Region, we performed certain subsurface investigatory work on our property to determine whether any land we use could be a source of the groundwater contamination. Based upon such tests, management determined that our operations did not contribute significantly to the groundwater contamination and we had minimal liability to clean up our former leasehold or the groundwater contamination. In 2000, the EPA drew upon the findings of the study to adopt an Interim Record of Decision, or ROD, for remediation of groundwater in the portion of the San Gabriel Basin known as the South El Monte Operable Unit, or SEMOU. In response, certain water purveyors in or hydrologically downgradient from the SEMOU have implemented various projects to contain, extract and/or treat eight chemicals of concern in the groundwater in order to implement the ROD. These water purveyors then moved to obtain reimbursement for their expenses incurred in implementing the ROD. In the spring of 2002, the EPA named IMS and approximately 67 other entities as responsible parties, or RPs, relative to remediation costs in the SEMOU. In response, 13 companies, including IMS, entered into an agreement with the water purveyors to fund certain agreed upon work that included, but was not limited to, elements of the EPA's ROD. By entering into this agreement, IMS settled certain potential claims against it that were alleged by the water purveyors. Moreover, this settlement also addressed many of the claims that the EPA would have otherwise been able to bring against IMS as an RP in the SEMOU. Collectively, the 13 settling parties raised $4.7 million. As part of the settlement, the 13 settling entities also received past and future credit for all matching public monies that were triggered as part of the settlement. During 2002, IMS paid its equal share of the settlement of $365,000, which had been accrued in prior years.

        In 2003, IMS and the other PRPs were notified that another chemical of concern (outside of the eight chemicals covered by the settlement agreement), perchlorate, was detected in the SEMOU groundwater and that it would have to be treated immediately. The PRPs are in conversations with the EPA to discuss a settlement of this liability. On April 12, 2004, IMS and several other of the settling companies were made third-party defendants in litigation in the United States District Court for the Central District of California between the water purveyors and the non-settling industrial defendants in the SEMOU. The third-party plaintiffs allege, among other things, a failure to adequately contribute to the groundwater cleanup costs in the SEMOU and are seeking money damages and have not specified an amount. IMS denies all liability relating to any and all claims in the third-party complaints. Further, since these claims overlap with some of the EPA's claims, they may be extinguished as part of any settlement with the EPA. We have tendered the third-party complaints to our insurance carriers, and the carriers are currently paying the costs and the majority of legal fees in defending these claims. The ultimate outcome of this litigation cannot presently be determined. However, management does not believe the outcome will have a material adverse effect on us.

        In addition to the foregoing matters, from time to time we are party to additional legal proceedings arising in the ordinary course of our business.

MANAGEMENT

Directors and Executive Officers

        Our directors and executive officers and their ages and positions as of March 16, 2006 are as follows:

Name	Age	Position(s)
Jack Y. Zhang, Ph.D.(4)	59	President, Chief Executive Officer and Director
Mary Z. Luo, Ph.D.(3)(4)	56	Chief Operating Officer and Chairman of the Board
David W. Nassif, J.D.	51	Chief Financial Officer, Senior Vice President, Global Licensing, Treasurer
Marilyn Purchase	56	Executive Vice President
Stephen A. Campbell, J.D.	57	Senior Vice President, Regulatory Affairs
Peter Langosh	53	Vice President, Operations, and Secretary
Daniel S. Bishop, J.D.(1)	56	Director
Richard Koo(1)(2)	65	Director
Floyd F. Petersen(2)(3)	62	Director
Richard Prins(1)(2)(3)	48	Director
Michael A. Zasloff, M.D., Ph.D.(4)	60	Director

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Nomination Committee.

(4)
Member of Scientific Committee.

        Jack Y. Zhang, Ph.D. has served as our President and Chief Executive Officer since our inception in 1996 and has served as a member of our board of directors since 1996. Dr. Zhang has over 30 years of experience in chemistry, physics, management, and training including operations management of a chemical manufacturing facility with more than 2,000 employees to the start-up of an analytical laboratory serving defense cleanup. Dr. Zhang is the co-founder of Applied Physics & Chemistry Laboratory ("APCL"), a full service, chemical analytical laboratory in Chino, California and our largest stockholder, where he held the position of President for 15 years. Dr. Zhang is named as the inventor on several U.S. and foreign patents and has authored numerous academic publications. He received a Ph.D. in chemistry from the State University of New York at Stony Brook and was a Post Doctoral Research Associate at the California Institute of Technology. Dr. Zhang is married to Dr. Luo, our Chief Operating Officer and Chairman of our board.

        Mary Z. Luo, Ph.D. has served as our Chief Operating Officer and Chairman of our board of directors since our inception in 1996, and served as our Secretary until April 2004. Dr. Luo has over 25 years of both academic and practical experience in the field of chemistry. Dr. Luo is the co-founder of APCL. Dr. Luo provides scientific leadership through her research and activities in technology transfer, regulatory submission, intellectual property, clinical research, recruitment, and training. In addition, Dr. Luo is a full professor of chemistry at California State Polytechnic University, Pomona. Dr. Luo is named as the inventor on several U.S. and foreign patents. Dr. Luo received a Ph.D. in chemistry from Princeton University and was a Post Doctoral Research Associate at the California Institute of Technology. Dr. Luo is married to Dr. Zhang, our President, Chief Executive Officer and member of our board of directors.

        David W. Nassif, J.D. has served as our Chief Financial Officer since May 2002. Mr. Nassif also served as Vice President of Global Licensing from May 2002 until his promotion to Senior Vice President of Global Licensing in July 2002. From March 2001 to May 2002, Mr. Nassif was a principal in Strategic Consulting Services, providing capital raising, mergers and acquisitions, licensing, and investor relations services to various public and private life science and technology companies, including Amphastar. From January 2000 to March 2001, Mr. Nassif was the Senior Vice President, Chief

Financial Officer, Treasurer, and Secretary of RealAge, Inc., a privately held health care database information marketing company. From August 1993 to December 1999, Mr. Nassif held various positions with Cypros Pharmaceutical Corporation, an AMEX-listed specialty pharmaceutical company, culminating in the position of Senior Vice President, Chief Financial Officer, Treasurer and Secretary. Mr. Nassif received a B.S. in finance and management information systems from the University of Virginia and a J.D. from the University of Virginia School of Law.

        Marilyn Purchase became our Executive Vice President in September 2005. She previously held various management level positions at IMS, our wholly-owned subsidiary for more than 25 years, and was appointed its President in May 2004. Prior to becoming the President of IMS, she was the Vice President of Operations from January 2002 to May 2004, and the Associate Vice President of Operations from September 2001 to January 2002. Her extensive experience in aseptic operations and production also included Director-level positions in filling operations, quality assurance, packaging, labeling, and injector assembly. Ms. Purchase studied business administration at Mt. San Antonio College in 1987.

        Stephen A. Campbell, J.D. has served as our Senior Vice President for Regulatory Affairs since August 2002. From December 1998 until December 2002, Mr. Campbell practiced civil litigation, first as a sole practitioner and then as a partner with Campbell, Paiva & Associates. Mr. Campbell entered the pharmaceutical industry in 1976 and has held positions of increasing responsibility in quality assurance, manufacturing, and regulatory affairs, with experience in biologics, diagnostics, medical devices, and pharmaceuticals. Mr. Campbell received a B.A. in microbiology from California State University, Los Angeles, an M.B.A. from Azusa Pacific College, and a J.D. from the University of La Verne College of Law. Mr. Campbell remains an active member of the State Bar of California.

        Peter Langosh has served as the Corporate Vice President of Operations for us since 2001. Mr. Langosh also served as a member of our board of directors from 2002 to August 2004. In April 2004, Mr. Langosh was appointed our Secretary. Mr. Langosh began at IMS in 1979, and his experience includes management responsibilities in quality control, research and development, engineering, facilities, and operations. He received a B.S. in chemistry from California State University, Long Beach and an E.M.B.A. from Claremont Graduate University.

        Daniel S. Bishop, J.D. joined our board of directors in October 2005. Mr. Bishop became an adjunct Professor at the Pepperdine University School of Law in August 2005. Mr. Bishop served previously as the Senior Vice President and General Counsel of UNOVA, Inc., an NYSE-listed industrial technologies company, from 1999 until his retirement in 2004. He was also UNOVA's Secretary from 2001 until 2003. From 1997 until 1999, Mr. Bishop was the Vice President, General Counsel and Secretary of Paxar Corporation, an NYSE-listed company providing merchandising systems for the retail and apparel manufacturing industries. From 1996 until 1997, he was the Vice President, Strategic Development, Human Resources, General Counsel and Secretary of Monarch Marking Systems, Inc. From 1993 until 1997, he was Corporate Vice President and Associate General Counsel of Wester Atlas, a spin-off of Litton Industries. Prior thereto, Mr. Bishop held legal positions of increasing responsibility within Litton Industries, a UNOVA predecessor company, beginning in 1977. He is on the Board of Governors for the Institute for Corporate Counsel and the Chair of the Corporate Law Department Section of the Los Angeles County Bar Association and on the Board of Trustees of that organization. Mr. Bishop holds a J.D. degree from the Temple University School of Law.

        Richard Koo has served as a member of our board of directors since 2003. For over five years, Mr. Koo has been the managing partner of Koo, Chow and Company, Certified Public Accountants, and also serves as CEO and President of K.C. Group International Inc. Mr. Koo has extensive experience as a CPA in auditing and taxation and has worked with PricewaterhouseCoopers LLP in various public offering audit assignments. Mr. Koo has worked as a finance and taxation expert for the United Nations and has written numerous books and publications.

        Floyd F. Petersen has served as a member of our board of directors since August 2004. From 1990 to the present, Mr. Petersen has been the Director of the Loma Linda University Health Research Consulting Group, which consults on health research study design and data analysis. Since 1988, Mr. Petersen has been an Assistant Professor of Biostatistics at the School of Public Health and School of Medicine of Loma Linda University. From 1996 to 2004, Mr. Petersen served as the Mayor of the City of Loma Linda, California. Mr. Petersen received an M.P.H. in public health with a concentration in biostatistics from Loma Linda University.

        Richard Prins has served as a member of our board of directors since 2002. Since 1996, Mr. Prins has been Director of Investment Banking for Ferris, Baker Watts, Inc. where he heads all of the firm's corporate finance activities and is responsible for executing a variety of transactions, including public offerings, mergers and acquisitions, private placements, restructurings, as well as other corporate advisory services. Mr. Prins has 23 years of experience in corporate finance and has participated directly in more than 100 transactions with a broad cross-section of both private and public companies. Mr. Prins currently serves on the board of directors of Startec Global Communications. Mr. Prins received a B.A. in Liberal Arts from Colgate University and an M.B.A. from Oral Roberts University.

        Michael A. Zasloff, M.D., Ph.D. joined our board of directors in October 2005. Mr. Zasloff has been the Professor of Surgery and Pediatrics at the Georgetown University School of Medicine since January 2002, and was also the Dean of Research and Translational Science from that date until July 2004. From July 2004 until the present, Dr. Zasloff has been a Vice President and Senior Analyst (Life Sciences) at Ferris Baker Watts, Inc. From September 2000 to January 2002 Dr. Zasloff served as a consultant to Magainin Pharmaceuticals Inc. Dr. Zasloff served as an Executive Vice President of Magainin Pharmaceuticals Inc., a publicly-held biopharmaceutical company with research and development efforts in anti-angiogenesis, respiratory genomics and infectious disease, from 1992 to 2000. In 1996, Dr. Zasloff was also appointed Vice Chairman of the Board of Magainin. From 1988 until 1992, Dr. Zasloff was Magainin's Chief Scientific Advisor and served as the Charles E.H. Upham Professor, Department of Pediatrics and Genetics, University of Pennsylvania School of Medicine, and Chief, Division of Human Genetics and Molecular Biology at The Children's Hospital of Philadelphia. From 1982 until 1988, Dr. Zasloff was Chief, Human Genetics Branch, National Institutes of Child Health and Human Development, National Institutes of Health. Dr. Zasloff received a B.A. from Columbia College in chemistry and holds an M.D., Ph.D. from the New York University School of Medicine. Dr. Zasloff is named the inventor on over 40 patents, has been widely published in scholarly journals, and has been the recipient of numerous awards.

Executive Officers

        Our executive officers are elected by and serve at the discretion of our board of directors. Dr. Zhang, our Chief Executive Officer, and Dr. Luo, our Chief Operating Officer, are husband and wife.

Board Composition

        Our board of directors currently consists of seven members. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Our board of directors has determined that all directors other than Drs. Zhang and Luo are independent within the meaning of the NASDAQ National Market rules.

Board Committees

        Our board of directors has an audit committee, a compensation committee, a nomination committee and a scientific committee. Our audit, compensation and nomination committees are comprised of independent board members, other than Dr. Luo who serves on our Nomination Committee. In compliance with NASDAQ National Market corporate governance rules, Dr. Luo will be replaced by an independent board member within the year following this offering.

        Audit Committee.    Our audit committee currently consists of Mr. Koo, who is the chair of the committee, Mr. Prins and Mr. Bishop each of whom is an independent member of our board of directors. The functions of this committee include:

  •
  overseeing the engagement of our independent public accountants;

  •
  reviewing our audited financial statements and discussing them with the independent public accountants and our management;

  •
  meeting with the independent public accountants and our management to consider the adequacy of our internal controls; and

  •
  reviewing our financial plans and reporting recommendations to our full board for approval and to authorize action.

        Both our independent registered accounting firm and internal financial personnel regularly meet with our audit committee and have unrestricted access to this committee.

        Compensation Committee.    Our compensation committee currently consists of Mr. Prins, who is the chair of the committee, Mr. Petersen and Mr. Koo, each of whom is an independent member of our board of directors. The functions of this committee include:

  •
  reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices, and procedures relating to the compensation of our directors, officers, and other managerial employees and the establishment and administration of our employee benefit plans;

  •
  determining or recommending to the board of directors the compensation of our executive officers; and

  •
  advising and consulting with our officers regarding managerial personnel and development.

        Nomination Committee.    Our nomination committee consists of Mr. Petersen, who is the chair of the committee, Dr. Luo and Mr. Prins. Each of Mr. Petersen and Mr. Prins is an independent member of the board of directors. The functions of this committee include:

  •
  establishing standards for service on our board of directors;

  •
  identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board; and

  •
  considering and making recommendations to our board regarding board size and composition, committee composition and structure and procedures affecting directors.

        Scientific Committee.    Our scientific committee consists of Dr. Zhang, who is the chair of the commitee, Dr. Luo and Dr. Zasloff. The functions of this committee include:

  •
  establishing our scientific policies; and

  •
  establishing guidelines for our Scientific Advisory Board.

Compensation Committee Interlocks and Insider Participation

        Dr. Luo and Mr. Prins served as members of our compensation committee during the last fiscal year. During 2003, Dr. Luo also served as our Chief Operating Officer. In August 2004, Dr. Luo resigned her membership on our compensation committee.

        No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

        Our directors receive an annual retainer of $25,000. In addition, they receive a fee of $2,000 for attendance in person ($500 for attendance by phone) at meetings of our board of directors, and they are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at meetings. They also receive options exercisable for 6,000 shares of our common stock annually at the fair market value of our common stock at the time of grant under our Amended and Restated 2002 Stock Option/Stock Issuance Plan (the "2002 Plan").

        Members of our audit committee also receive an annual retainer of $5,000, and the chairman of the audit committee receives an annual retainer of $10,000. In addition, members and the chairman receive $1,000 for attendance in person ($500 for attendance by phone) at meetings of the audit committee. Members of other committees of the board of directors receive annual retainers of $2,500 and chairmen receive annual retainers of $5,000. Members and the chairmen also receive $500 for attendance in person ($250 for attendance by phone at meetings of their respective committee) of their respective committee.

        Mr. Petersen received a fee of $2,400 in 2005 for consulting services.

Scientific Advisory Board

        Our scientific advisory board is made up of a group of experienced scientists and clinicians chosen for their particular expertise. Members of our scientific advisory board consult with us regularly on matters relating to:

  •
  our research and development programs;

  •
  the design and implementation of our clinical trials;

  •
  market opportunities from a clinical perspective;

  •
  new technologies relevant to our research and development programs; and

  •
  scientific and technical issues relevant to our business.

        We compensate scientific advisory board members with stock options pursuant to the 2002 Plan and an annual fee for attendance at meetings and other advisory services. We may add additional members to our scientific advisory board in the future. The current scientific advisory board members are:

Name	Professional Affiliation
Chen Ning Yang, Ph.D.	Einstein Professor, Institute of Theoretical Physics, State University of New York, Stony Brook Nobel Prize Laureate, Physics, 1957
Rudy Marcus, Ph.D.	Noyes Professor, Department of Chemistry, California Institute of Technology Nobel Prize Laureate, Chemistry, 1992
Richard Porter, Ph.D.	Professor, Department of Chemistry, State University of New York, Stony Brook
Paul White, M.D., Ph.D.	Professor, Anesthesiology, University of Texas Southwestern Medical Center
Herschel Rabitz, Ph.D.	Professor, Department of Chemistry, Princeton University
Kenneth Chang, M.D.	Attending Physician Anesthesiologist, Hemet Valley Medical Center and Menifee Valley Medical Center
Gordon P. Treweek, Ph.D.	President, Environmental Defense Sciences

Executive Compensation

        The following table sets forth information concerning all compensation paid to our Chief Executive Officer and each of our other four most highly compensated executive officers whose salary and bonus exceeded $100,000 for services rendered to us during the fiscal year ended December 31, 2005, who we refer to in this prospectus as our named executive officers.

Summary Compensation Table

Name and Principal Position(s)	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Underlying Long Term Options (#)
Jack Y. Zhang, Ph.D. President and Chief Executive Officer(2)(3)	2005 2004 2003	511,600 493,113 325,000	— — 10,000	— — —	244,000 128,000 244,000
Mary Z. Luo, Ph.D. Chief Operating Officer(3)(4)	2005 2004 2003	364,800 396,500 273,000	— — 12,500	— — —	154,000 108,000 204,000
David W. Nassif, J.D. Chief Financial Officer, Treasurer and Senior Vice President of Global Licensing(5)	2005 2004 2003	289,384 216,000 200,000	— — 6,000	— — —	64,000 15,000 20,000
Marilyn Purchase Executive Vice President(6)	2005 2004 2003	214,067 152,656 128,740	10,000 — —	— — —	48,000 19,000 —
Stephen A. Campbell, J.D. Senior Vice President of Regulatory Affairs	2005 2004 2003	214,877 213,926 195,397	13,339 6,300 5,150	— — —	11,000 22,000 40,000

(1)
In accordance with the rules of the SEC, the other annual compensation described in this table does not include various perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of such officer's salary and bonus disclosed in this table.

(2)
The salary figures for Dr. Zhang for 2004 and 2005 include $60,721 and $32,385, respectively, in accrued paid vacation which he elected to take in the form of cash.

(3)
The option figures for Dr. Zhang and Dr. Luo include 8,000 and 8,000 options, respectively, for board of directors service in 2004 and 4,000 and 4,000 options, respectively, for Board service in 2003.

(4)
The salary figures for Dr. Luo for 2004 and 2005 include $48,750 and $26,000, respectively, in accrued paid vacation, which she elected to take in the form of cash.

(5)
The salary figures for Mr. Nassif include $10,769 in accrued paid vacation in 2005, which he elected to take in the form of cash.

(6)
The salary figures for Ms. Purchase include $6,602 in accrued paid vacation in 2005, which she elected to take in form of cash.

Option Grants in 2005

        The following table sets forth information with respect to stock options granted to each of our named executive officers during 2005. The percentage of total options set forth below is based on options to purchase an aggregate of 1,102,100 shares of common stock granted to employees in 2005. All of these options were granted under the 2002 Plan at an exercise price per share equal to or greater than the fair market value of our common stock at the time of grant, as determined by our board of directors. Potential realizable values are net of exercise price but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Individual Grants
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year					Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term
Name				Exercise Price Per Share		Expiration Date
							5%		10%
Jack Zhang, Ph.D.	4,000 240,000	0.35 21.20	% %	$ $	16.28 18.50	2/8/2012 5/14/2008	$ $	26,510 699,855	$ $	61,780 1,469,640
Mary Luo, Ph.D.	4,000 150,000	0.35 13.25	% %	$ $	16.28 18.50	2/8/2012 5/14/2008	$ $	26,510 437,409	$ $	61,780 918,525
David Nassif, J.D.	4,000 60,000	0.35 5.30	% %	$ $	14.80 14.80	2/8/2012 5/14/2008	$ $	24,100 139,971	$ $	56,164 293,928
Marilyn Purchase	28,000 20,000	2.47 1.77	% %	$ $	14.80 20.00	5/15/2015 9/10/2012	$ $	260,614 162,840	$ $	660,447 379,487
Stephen Campbell, J.D.	11,000	0.97%			$14.80	5/15/2015		$102,384		$259,461

Aggregated Option Exercises in 2005 and Option Values at December 31, 2005

        The following table sets forth information concerning exercisable and unexercisable stock options held by each of the named executive officers at the end of the fiscal year ended December 31, 2005. The value realized upon exercise is based on per share exercise price multiplied by number of shares acquired upon exercise. The value of unexercised in-the-money options is based on the assumed initial public offering price of $                      per share less the per share exercise price, multiplied by the number of shares underlying the options.

			Number of Securities Underlying Unexercised Options at December 31, 2005
					Value of Unexercised In-the-Money Options at December 31, 2005
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jack Zhang, Ph.D.	—	—	1,126,000	304,000
Mary Luo, Ph.D.	—	—	939,334	214,000
David Nassif, J.D.	—	—	113,000	86,000
Marilyn Purchase	—	—	14,200	98,800
Stephen Campbell, J.D.	—	—	40,400	42,600

Employee Benefit Plans

2005 Equity Incentive Award Plan

        Introduction.    In September 2005, our board of directors adopted our 2005 equity incentive award plan, which was approved by our stockholders in October 2005. The 2005 plan will become effective when we become subject to the reporting requirements of the Exchange Act and is filed as an exhibit to the registration statement of which this prospectus is a part.

        Share Reserve.    We have initially reserved 3,700,000 shares of our common stock for issuance under the 2005 plan. This number will be increased by the number of shares of common stock available for issuance and not subject to options or other awards granted under our equity incentive plans or arrangements as of the effective date of the 2005 plan as well as the number of shares of common stock related to options or other awards granted under our equity incentive plans or arrangements that are repurchased, forfeited, expire or are cancelled on or after the effective date of the 2005 plan.

        The 2005 plan also contains an "evergreen provision" that allows for an annual increase in the number of shares available for issuance on January 1 of each year during the ten-year term of the 2005 plan, beginning January 1, 2007. The annual increase in the number of shares shall be either 2% of our outstanding shares on the applicable January 1 or a lesser amount determined by our board of directors.

        In addition, if at any time after the 2005 plan becomes effective our market capitalization exceeds by at least 200% our market capitalization when the 2005 plan became effective for any 10 consecutive trading day period, then on the last day of such 10-day period, the number of shares available for issuance will be increased by 3% of our outstanding shares on that day. If, after this adjustment, for any subsequent 10 consecutive trading day period, our market capitalization exceeds by at least 200% our market capitalization at the last date of adjustment, then the number of shares available for issuance will again be increased by 2.5% of our outstanding shares on the last day of such 10-day period.

        In no event will the number of shares of our common stock that may be issued pursuant to awards under the 2005 plan exceed an aggregate of 18,000,000 shares.

        Administration.    The compensation committee of our board of directors will administer the 2005 plan. Our compensation committee must consist of at least two members of our board of directors, each of whom is a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act, and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, an "outside director" for purposes of Section 162(m), and an "independent director" under the rules of the Nasdaq Stock Market. Our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2005 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2005 plan. Our board of directors may at any time exercise any and all rights and duties of the administrator of the 2005 plan, except with respect to matters under which Rule 16b-3 under the Exchange Act or Section 162(m) of the Code, or any rules or regulations issued thereunder. The full board of directors will administer the 2005 plan with respect to awards to non-employee directors.

        Eligibility.    Options, stock appreciation rights, or SARs, restricted stock and other awards under the 2005 plan may be granted to our officers or employees or the officers or employees of any of our subsidiaries. Awards may also be granted to our non-employee directors and consultants but only employees may be granted incentive stock options, or ISOs. The maximum number of shares that may be subject to awards granted under the 2005 plan to any individual in any calendar year cannot exceed 2,000,000.

        Awards.    The 2005 plan provides that our compensation committee (or the board of directors, in the case of awards to non-employee directors) may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents and stock payments, or any combination thereof. The compensation committee (or the board of directors, in the case of awards to non-employee directors) will consider each award grant subjectively in light of the individual performance of the recipient and the anticipated contribution of the recipient to our long-term goals. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

  •
  Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of a share of common stock on the date of grant, and usually will become exercisable in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or the board of directors in the case of awards to non-employee directors). NQSOs may be granted for any term up to ten years.

  •
  Incentive Stock Options will be designed to comply with the provisions of, and subject to specified restrictions contained in, the Internal Revenue Code. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2005 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

  •
  Restricted Stock may be made subject to such restrictions as determined by our compensation committee (or board of directors in the case of awards to non-employee directors). Typically, restricted stock may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met, and they may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

  •
  Restricted Stock Units may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by our compensation committee (or the board of directors in the case of awards to non-employee directors). Restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

  •
  Stock Appreciation Rights typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option or other awards, but alternatively may be based upon criteria such as book value. Except as required by the Internal Revenue Code, there are no restrictions specified in the 2005 plan on the exercise of SARs or the amount of gain realizable therefrom. Our compensation committee or board of directors may elect to pay SARs in cash or in common stock or in a combination of both.

  •
  Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

  •
  Stock Payments may be authorized by our compensation committee (or board of directors in the case of awards to non-employee directors) in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the key employee or consultant.

  •
  Corporate Transactions.    In the event of a change of control (as defined in the 2005 Plan) where the acquirer does not assume awards granted under the 2005 plan, awards issued under the 2005 plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. In the event of a change of control where the acquirer assumes awards granted under the 2005 plan, if the holder of any such award is terminated by the acquirer without cause or as a result of a constructive termination within one year after the change of control, such award will immediately vest in full and, if applicable, any remaining forfeiture, repurchase and other restrictions applicable to such award shall lapse, on the date of termination.

        Amendment and Termination of the 2005 Plan.    Our board of directors may terminate, amend or modify the 2005 plan. However, stockholder approval of any amendment to the 2005 plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, or for any amendment to the 2005 plan that increases the number of shares available under the 2005 plan. If not terminated earlier by the compensation committee or the board of directors, the 2005 plan will terminate on the tenth anniversary of the date of its initial adoption by our board of directors.

Amended and Restated 2002 Stock Option/Stock Issuance Plan

        Introduction.    The 2002 Plan was adopted by our board of directors in November 2002, and approved by our stockholders in August 2003. The board of directors approved an amendment to the 2002 Plan in April 2004 increasing the number of options for grant under the 2002 Plan, which was approved by our stockholders in June 2004. The 2002 Plan will be replaced by the 2005 plan described above following this offering.

        Share Reserve.    6,400,000 shares of common stock have been authorized for issuance under the 2002 Plan. In addition, no participant in the 2002 Plan may be granted stock options, and/or stock awards for more than 400,000 shares of common stock per calendar year.

        Structure.    The 2002 Plan provides for two types of equity incentives:

  •
  option grants, pursuant to which eligible individuals in our employ or service may be granted options to purchase shares of common stock at an exercise price not less than 85% of the fair market value of those shares on the grant date; and

  •
  stock awards, under which such individuals may be issued shares of common stock directly, through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance; however, the purchase price for such shares may be paid through the cancellation of indebtedness to our company or performance of services.

        Eligibility.    The individuals eligible to participate in the 2002 Plan include our employees, our non-employee board members and any consultants we hire.

        Administration.    The 2002 Plan is administered by our compensation committee and/or our board of directors (for purposes of this description, the compensation committee and our board will be referred to generally, as the "plan administrator"). The plan administrator will determine which eligible individuals are to receive option grants or stock awards under the 2002 Plan, the time or times when such option grants or stock awards are to be made, the number of shares subject to each such grant or award, the vesting schedule to be in effect for the option grant or stock award, and the maximum term for which any granted option is to remain outstanding.

        Plan Features.    The 2002 Plan includes the following features:

        The exercise price for the shares of common stock subject to option grants made under the 2002 Plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. Options may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

        In the event we merge or are acquired, options outstanding under the 2002 Plan shall be treated in one of the following ways:

  •
  the options shall continue (in the event we are the surviving corporation);

  •
  the options will be assumed by the acquiror;

  •
  the options will be substituted by the acquiror;

  •
  the options will fully vest and then cancel; or

  •
  the options will be cashed out and then cancelled.

        The board may amend or modify the 2002 Plan at any time, subject to any required stockholder approval. The 2002 Plan will terminate no later than November 2012.

        As of March 16, 2006, options to purchase 4,017,220 shares of common stock were outstanding, and 2,376,380 shares were available for future grants or awards under the 2002 Plan.

Stock Options Granted From 1998 Through 2001 (98-01 Plans)

        From 1998 through 2001, our board of directors granted options to purchase shares of our common stock pursuant to the terms of certain stand-alone option agreements. Under these agreements, stock options were granted to employees, including key officers, non-employee board members, advisory board members, and consultants. Options granted to employees and non-employees were non-statutory stock options. The terms of each option grant were determined by our board of directors or a committee appointed by the board for such purpose.

        The following is a summary generally describing the terms of such grants. The options vest pursuant to an optionee's continued service with our company over a three-year period, have a term of seven years, are non-transferable, and have an exercise price of not less than 100% of fair market value, as determined by our board of directors. The options expire 30 days following an optionee's termination of service, except in event of termination due to death or disability, in which cases, the options expire six months following such termination. In the event of a change of control of our company, the treatment of the options, including the accelerated vesting, assumption, or substitution of such options, is to be determined by our board of directors, unless the terms of certain specific option agreements provide otherwise.

        As of March 16, 2006, options to purchase 2,018,534 shares of common stock were outstanding.

401(k) Plan

        We have a defined contribution 401(k) plan, whereby eligible employees can voluntarily contribute up to a defined percentage of their annual compensation up to the maximum statutory limit. We match 50% of each 1% of employee contributions up to 4% of total employee contributions or 2% of their annual compensation and pay the administrative costs of the plan. Employer contributions vest ratably over five years.

Limitation of Liability and Indemnification Matters

        Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

        In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

  •
  any transaction from which the director derived an improper personal benefit.

        To the extent that our directors, officers, and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law, or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of March 16, 2006 by:

  •
  each person known by us to own beneficially more than 5% of our common stock,

  •
  each of our directors,

  •
  each of our named executive officers, and

  •
  all of our directors and executive officers as a group.

        Except as otherwise noted, the address of each person or entity in the following table is c/o Amphastar Pharmaceuticals, Inc., 11570 Sixth Street, Rancho Cucamonga, California 91730.

        Applicable percentage ownership is based on 36,928,816 shares of common stock outstanding as of March 16, 2006.

			Percentage of Shares Beneficially Owned
	Amount and Nature of Beneficial Ownership(6)
Name and Address of Beneficial Owner		Shares Subject to Options(6)	Before Offering		After Offering
Directors and Named Executive Officers
Jack Y. Zhang, Ph.D.(1)(2)	12,435,976	2,463,334	31.57	%(1)
Mary Z. Luo, Ph.D.(1)(2)	12,435,976	2,463,334	31.57	%(1)
David W. Nassif, J.D.	177,000	177,000	*
Marilyn Purchase	19,800	19,800	*
Stephen A. Campbell, J.D.	42,600	42,600	*
Richard Koo(3)	364,402	30,000	*
Floyd F. Petersen	14,000	14,000	*
Michael A. Zasloff, M.D., Ph.D.	—	—	*
Richard Prins	12,000	12,000	*
Daniel S. Bishop, J.D.	—	—	*
All executive officers and directors as a group (eleven persons)(1)	13,081,578	2,774,534	32.95%
5% Stockholders
Applied Physics & Chemistry Laboratory(4)	7,631,594	—	20.67%
Coller Partners 403, L.P.(5)	3,360,000	—	9.10%

*
Represents beneficial ownership of less than 1% at the outstanding shares of common stock.

(1)
Dr. Jack Y. Zhang and Dr. Mary Z. Luo are spouses and the number and percentage of beneficial ownership of each represents their aggregate combined ownership of 31.64%, including their combined ownership in Applied Physics & Chemistry Laboratories.

(2)
Includes (i) 7,631,594 shares held of record by Applied Physics & Chemistry Laboratory, the sole owners of which are Drs. Zhang and Luo, (ii) 1,370,000 shares of common stock subject to options exercisable within 60 days of the reporting date and 422,110 shares held directly by Dr. Zhang, (iii) 1,093,334 shares of common stock subject to options exercisable within 60 days of the reporting date and 413,620 shares held directly by Dr. Luo, (iv) 721,771 shares owned by the Jack Y. Zhang 2004 GRAT No. 2, a grantor retained annuity trust, (v) 721,771 shares owned by the Mary Luo 2004 GRAT No. 2 a grantor retained annuity trust, (vi) 32,600 shares held in trust for which Drs. Zhang and Luo serve as custodians and (vii) 29,176 shares held jointly by Drs. Zhang and Luo.

(3)
Includes 324,402 shares owned by Mr. Koo and 10,000 shares owned by Richard Y. Koo, a sole proprietorship.

(4)
The business address of Applied Physics & Chemistry Laboratories is 13760 Magnolia Avenue, Chino, California 91710.

(5)
The business address of Coller Partners 403, L.P. is PO Box 255, Tragalgar Court, Les Banques, St. Peter Port, Channel Islands, U.K. GY1 3QL.

(6)
Options to purchase shares of our common stock that are exercisable within 60 days of March 16, 2006 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person but are not treated as outstanding for the purpose of computing any other person's ownership percentage. Shares underlying options that are deemed beneficially owned are included in the shares listed under "Amount and Nature of Beneficial Ownership" and are also listed in this table separately in the column labeled "Shares Subject to Options."

        Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except as otherwise noted or where community property laws may apply.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Agreements with Applied Physics & Chemistry Laboratories

        Prior to completion of this offering, Applied Physics & Chemistry Laboratories ("APCL") owned approximately 21% of our outstanding shares of common stock. APCL is owned 100% by Dr. Zhang and Dr. Luo, our President and Chief Executive Officer and Chief Operating Officer, respectively. In 1997, we entered into an equipment agreement with APCL, whereby we agreed to purchase or lease equipment from APCL with an aggregate cost not to exceed $9.1 million. Under the agreement, APCL managed leasing arrangements and paid all costs associated with the purchase or lease of the equipment on our behalf. APCL purchased or leased equipment based on our technical requirements. Certain equipment lease agreements made by APCL on our behalf are guaranteed by us. Title to the equipment passes to us at the end of the lease. As of December 31, 2003, 2004 and 2005, we had guaranteed future aggregate lease payments of APCL made on our behalf of $0.6 million, $0.2 million and $0.06 million, respectively, through 2006.

        Annually, we compensated APCL for related equipment costs plus a management fee equal to 2.5% of all related costs incurred by APCL, in the form of shares of common stock until a total of 6,087,334 shares were to be issued. In 2001, we issued 973,986 shares of common stock for equipment amounting to $1.5 million received under capital lease obligations of APCL. For equipment and services provided through December 31, 2002, 5,113,344 shares were issued in total. At December 31, 2002, an additional 279,313 shares valued at $0.4 million were not issued, but earned and, accordingly classified, as common stock to be issued under the agreement.

        In 2003, we issued the remaining 973,990 shares due under the agreement, comprised of the 279,313 shares due to be issued from 2002 and 694,677 shares earned in 2003, which were valued at $1.0 million. In April 2003, the Company amended the equipment agreement to clarify terms related to the management fee. Of the 694,677 shares issued in 2003, 517,671 shares related to the management fees and 177,006 shares related to equipment and services provided in 2003. As of December 31, 2003, we had no further obligation to APCL under the equipment agreement.

        In addition, we lease office and laboratory facilities and office equipment from APCL to conduct our research and development activities. The audit committee of the board of directors has authorized this arrangement through October 31, 2006 (or October 31, 2007, if we exercise a renewal option), up to a maximum lease amount of $692,000 per year. In 2003, 2004 and 2005, we incurred rental expense of $145,000, $204,000 and $359,000 related to lease agreements with APCL.

        From time to time, we outsource laboratory test work to APCL. The total amount paid to APCL in 2003, 2004 and 2005 for laboratory test work was approximately $19,000, $17,000 and $29,000, respectively. This arrangement has also been approved by the audit committee of the board of directors.

DESCRIPTION OF CAPITAL STOCK

General

        Under our certificate of incorporation, we are authorized to issue up to 320,000,000 shares, $.0001 par value per share, 300,000,000 shares of which may be common stock and 20,000,000 shares of which may be preferred stock. The following description of our capital stock is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

        As of March 16, 2006, there were 36,928,816 shares of our common stock outstanding that were held of record by 267 stockholders. As of that same date, there were no shares of preferred stock outstanding.

        The holders of our common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Under the Delaware General Corporation Law and our bylaws, our board of directors may declare and pay dividends upon shares of our capital stock out of legally available funds, subject to any restrictions in our certificate of incorporation. In the event we liquidate, dissolve, or wind up, the holders of our common stock are entitled under the Delaware General Corporation Law to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

        Our board of directors has the authority to issue undesignated preferred stock in one or more series and to determine the powers, preferences, and rights and the qualifications, limitations, or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of the series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

        After the closing of this offering, the holders of approximately 799,676 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. The holders of these shares are entitled to certain piggyback registration rights. If we register any securities for public sale other than for our initial public offering, these holders will have the right to include their shares in the registration statement. In an underwritten offering, we have agreed to use our best efforts to cause the shares to be included in the underwriting on the same terms and conditions as the securities being sold through any such underwriters. We have agreed to indemnify the holders of this registration right against liabilities under the Securities Act, the Exchange Act, or other federal or state securities law.

Anti-Takeover Provision

        Provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors, more difficult. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law. Under this provision, we may not engage in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

  •
  prior to that date our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

  •
  on or following that date the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, lease, exchange, mortgage, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to some exceptions, any transaction that results in the issuance or transfer by the corporation or any of its direct or indirect subsidiaries of any stock of the corporation or of any such subsidiary to the interested stockholder;

  •
  any transaction involving the corporation or any of its direct or indirect subsidiaries that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or of any such subsidiary beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation or any direct or indirect majority-owned subsidiary.

        In general, Section 203 defines an "interested stockholder" as any entity or person who beneficially owns, or an affiliate or associate of the corporation that at any time within three years prior to the date of determination of interested stockholder status shares did beneficially own, 15% or more of the outstanding voting stock of the corporation, and affiliates and associates of such person.

Certificate of Incorporation and Bylaws

        Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. In particular, our certificate of incorporation and bylaws, as applicable, among other things:

  •
  provide that special meetings of the stockholders may be called only by our Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors of our board of directors;

  •
  establish procedures with respect to stockholder proposals and stockholder nominations, including requiring that advance written notice of a stockholder proposal or director nomination generally must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary date of mailing of our proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders;

  •
  do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board of directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company;

  •
  provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders;

  •
  require that the vote of holders of 66 2/3% of the voting power of the outstanding shares entitled to vote generally in the election of directors is required to amend various provisions of our certificate of incorporation and bylaws, including provisions relating to:

    —    the number of directors on our board of directors;

    —    the election, qualification and term of office of our directors;

    —    filling vacancies on our board of directors;

    —    the indemnification of our officers and directors;

    —    removal of members of our board of directors; and

    —    certain amendments to our certificate of incorporation and by-laws; and

  •
  allow us to issue without stockholder approval up to 20,000,000 shares of undesignated preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of the common stock as well as having the anti-takeover effect discussed above.

        These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by them and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

NASDAQ National Market

        We have applied to list our shares of common stock for quotation on the NASDAQ National Market under the symbol "AMPR."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of sales of this kind occurring could cause the prevailing market price of our common stock to fall and impede our ability to raise capital through an offering of equity securities.

        Upon completion of this offering, we will have a total of            shares of common stock outstanding based upon            shares outstanding as of                        , 2006, assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options prior to completion of this offering. The shares offered by this prospectus will be freely tradable unless they are purchased by our "affiliates," as defined in Rule 144 under the Securities Act. Shares purchased by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with Rule 144. The remaining            shares of our common stock are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the SEC. These restricted shares may generally be resold only through registration under the Securities Act or under an available exemption from registration, such as provided by Rule 144.

Lockup Agreements

        All officers and directors and holders of over    % of our outstanding common stock have entered into the contractual "lockup" agreements described in "Underwriting." As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale beginning 180 days after the date of this prospectus, subject in some cases to certain volume limitations.

        For the purpose of underwriters to comply with NASD Rule 2711(f)(4), if (i) we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of the 180-day lock-up period, or (ii) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then in each case, the restrictions applicable during the 180-day lock-up period, unless otherwise waived in writing by Lehman Brothers Inc. and UBS Securities LLC in their sole discretion, will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. However, the restrictions in the prior sentence will not apply if any research published or distributed by any underwriter relating to us would be compliant under Rule 139 of the Securities Act and our shares of common stock are "actively traded securities" as defined in Rule 101(c)(1) of Regulation M of the Exchange Act.

Rule 144

        In general, under Rule 144 as currently in effect, beginning three months after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately            shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock as reported through the NASDAQ National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell these shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

Rule 701

        Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 permits resales of shares issued prior to the date the issuer becomes subject to the reporting requirements of the Exchange Act, pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the date the issuer becomes so subject. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates" subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

S-8 Registration Statement

        We intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock subject to outstanding options or reserved for issuance under our various stock option plans. Upon the effectiveness of this registration statement, all of these shares will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, except to the extent that these shares are subject to vesting restrictions or the contractual restrictions described above.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance the IRS will agree with such statements and conclusions.

        This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies, or other financial institutions;

  •
  persons subject to the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);

  •
  certain former citizens or long-term residents of the United States;

  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock, and partners in such partnerships, should consult their tax advisors.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

        For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation, or a partnership or entity taxable as a partnership, created or organized in the United States or under the laws of the United States or any political subdivision thereof, unless in the case of a partnership, U.S. Treasury Regulations provide otherwise;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to continue to be treated as a U.S. person.

Distributions

        We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. If we do make distributions on our common stock, however, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

        Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

        If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business;

  •
  you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation," or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

        We believe that we are not currently and will not become a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, however, there can be no assurance we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock.

        If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence. Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example by properly certifying your non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

        Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

        Under the terms of an Underwriting Agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc. and UBS Securities LLC (as joint bookrunners) are acting as representatives, have severally agreed to purchase from us the respective number of shares of common stock opposite their names below:

Underwriter	Number of Shares
Lehman Brothers Inc.
UBS Securities LLC
Citigroup Global Markets Inc.
Total

        The Underwriting Agreement provides that the underwriters' obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the Underwriting Agreement, including:

  •
  the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material change in the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase            additional shares. The underwriting discount is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share
Total

        The representatives of the underwriters have advised us that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $      per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $                  per share to other dealers. After the offering, the representatives may change the public offering price and other selling terms.

        The expenses of the offering that are payable by us are estimated to be $            (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

        We have granted the underwriters an option exercisable for 30 days after the date of the Underwriting Agreement to purchase, from time to time, in whole or in part, up to an aggregate of                        shares at the public offering price less underwriting discounts and commissions. The option may be exercised if the underwriters sell more than                         shares in connection with the offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

Lock-Up Agreements

        We, our directors and executive officers, and holders of more than    % of our outstanding stock, have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions and limited extensions in certain circumstances, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge, or otherwise transfer, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Lehman Brothers Inc. and UBS Securities LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180 day period, we have also agreed not to file any registration statement for the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (other than on Form S-8) without the prior written consent of Lehman Brothers Inc. and UBS Securities LLC.

        For the purpose of underwriters to comply with NASD Rule 2711(f)(4), if (i) we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of the 180-day lock-up period, or (ii) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then in each case, the restrictions applicable during the 180-day lock-up period, unless otherwise waived in writing by Lehman Brothers Inc. and UBS Securities LLC in their sole discretion, will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Offering Price Determination

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

  •
  the history and prospects for the industry in which we compete,

  •
  our financial information,

  •
  the ability of our management and our business potential and earning prospectus,

  •
  the prevailing securities markets at the time of this offering, and

  •
  the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates a syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sale made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NASDAQ National Market

        We have applied to list our shares of common stock for quotation on the NASDAQ National Market under the symbol "AMPR."

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

        If you purchase shares of our common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We've included our consolidated financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC in Washington, D.C. a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

        Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC and at the SEC's regional offices at the addresses noted above. You also will be able to obtain copies of this material from the Public Reference Section of the SEC as described above, or inspect them without charge at the SEC's website.

Report of Independent Registered Public Accounting Firm

         Board of Directors and Stockholders
Amphastar Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Amphastar Pharmaceuticals, Inc. as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed at Item 16.(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amphastar Pharmaceuticals, Inc. at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                          /s/ ERNST & YOUNG LLP

Orange County, California
February 17, 2006
except for Notes 7 and 14, as to which the date is
March 27, 2006

Amphastar Pharmaceuticals, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,
	2004	2005
Assets
Current assets:
Cash and cash equivalents	$4,274	$6,782
Short-term investments—restricted	1,733	1,565
Accounts receivable, net of allowance for doubtful accounts of $434 in 2004 and $331 in 2005	11,405	16,733
Inventories, net	23,151	40,578
Prepaid expenses and other assets	2,602	4,931

Total current assets	43,165	70,589
Property, plant, and equipment, net	69,529	79,213
Product rights, net of accumulated amortization of $2,980 in 2004 and $5,242 in 2005	26,154	23,892
Other assets	601	3,004

Total assets	$139,449	$176,698

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$6,955	$5,259
Accrued liabilities	3,057	10,793
Accrued wholesaler chargebacks	3,673	6,555
Current portion of product return accrual	375	528
Accrued payroll and related benefits	2,413	3,844
Current portion of deferred revenue	546	2,045
Current portion of deferred royalty payments	1,522	1,659
Current portion of long-term debt and capital leases	15,156	11,127

Total current liabilities	33,697	41,810
Product return accrual, net of current portion	403	714
Deferred revenue, net of current portion	470	700
Deferred royalty payments, net of current portion	5,637	4,008
Unearned payment from corporate partner	—	4,500
Long-term debt and capital leases, net of current portion	14,956	23,812

Total liabilities	55,163	75,544
Commitments and contingencies
Stockholders' equity:
Preferred stock, par value $.0001, Authorized shares—20,000,000, no shares outstanding	—	—
Common stock, par value $.0001: Authorized shares—300,000,000 Issued and outstanding shares—35,245,740 in 2004 and 36,428,816 in 2005	4	4
Additional paid-in capital	106,033	124,583
Accumulated deficit	(21,751)	(23,433)

Total stockholders' equity	84,286	101,154

Total liabilities and stockholders' equity	$139,449	$176,698

See accompanying notes.

Amphastar Pharmaceuticals, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Years Ended December 31,
	2003	2004	2005
Net revenues	$48,197	$61,193	$84,280
Cost of revenues	35,508	46,660	58,457

Gross profit	12,689	14,533	25,823
Operating expenses:
Selling, distribution, and marketing	3,194	3,561	3,898
General and administrative	5,537	9,212	10,812
Research and development	6,344	8,451	10,265
Impairment of long-lived assets	623	185	157
Management fees and rent expense—related party	921	204	359

Total operating expenses	16,619	21,613	25,491

Income (loss) from operations	(3,930)	(7,080)	332
Non-operating income (expense):
Interest income	174	53	71
Interest expense	(1,322)	(2,010)	(2,141)
Gain from settlement with Organon	—	2,215	—
Other income (expense), net	(15)	250	56

	(1,163)	508	(2,014)

Loss before income taxes	(5,093)	(6,572)	(1,682)
Provision for income taxes	98	—	—

Net loss before extraordinary gain	(5,191)	(6,572)	(1,682)
Extraordinary gain, net of taxes	1,341	—	—

Net loss	$(3,850)	$(6,572)	$(1,682)

Net loss per share before extraordinary gain:
Basic	$(0.15)	$(0.19)	$(0.05)
Diluted	(0.15)	(0.19)	(0.05)
Net loss per share:
Basic	(0.11)	(0.19)	(0.05)
Diluted	(0.11)	(0.19)	(0.05)
Weighted-average shares outstanding:
Basic	33,520	34,597	36,104
Diluted	33,520	34,597	36,104

See accompanying notes.

Amphastar Pharmaceuticals, Inc.
Consolidated Statements of Stockholders' Equity
(In thousands, except share data)

	Common stock
			Common stock to be issued	Additional paid-in capital	Receivable from stockholders	Accumulated deficit
	Shares	Amount					Total
Balance at December 31, 2002	32,830,110	$4	$419	$86,839	$(110)	$(11,329)	$75,823
Net loss and comprehensive loss	—	—	—	—	—	(3,850)	(3,850)
Common stock issued for consulting services	4,200	—	—	33	—	—	33
Common stock issued for equipment and services—related party	973,990	—	(419)	1,461	—	—	1,042
Stock-based compensation expense	—	—	—	65	—	—	65
Repayment of notes receivable from stockholders	—	—	—	—	110	—	110

Balance at December 31, 2003	33,808,300	4	—	88,398	—	(15,179)	73,223
Net loss and comprehensive loss	—	—	—	—	—	(6,572)	(6,572)
Common stock issued for cash	1,250,000	—	—	15,625	—	—	15,625
Exercise of stock options, net	62,000	—	—	458	—	—	458
Common stock issued for consulting services	1,440	—	—	18	—	—	18
Stock-based compensation expense	—	—	—	604	—	—	604
Exercise of warrants	124,000	—	—	930	—	—	930

Balance at December 31, 2004	35,245,740	4	—	106,033	—	(21,751)	84,286
Net loss and comprehensive loss	—	—	—	—	—	(1,682)	(1,682)
Common stock issued for cash	1,182,676	—	—	18,305	—	—	18,305
Exercise of stock options, net	400	—	—	5	—	—	5
Stock-based compensation expense	—	—	—	240	—	—	240

Balance at December 31, 2005	36,428,816	$4	$—	$124,583	$—	$(23,433)	$101,154

See accompanying notes.

Amphastar Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Years ended December 31,
	2003	2004	2005
Operating activities
Net loss	$(3,850)	$(6,572)	$(1,682)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Extraordinary gain, net of tax effect	(1,341)	—	—
Impairment of long-lived assets	623	185	157
Gain on disposal of property, plant, and equipment	—	(132)	(52)
Depreciation and amortization of property, plant, and equipment	3,541	3,913	4,470
Interest accretion on obligation to Organon for the purchase of Cortrosyn product rights	420	631	585
Amortization of product rights and patents	924	2,065	2,286
Gain from settlement with Organon	—	(2,215)	—
Common stock issued or to be issued in lieu of cash for consulting and other services	906	18	—
Provision for doubtful accounts	176	372	4
Stock-based compensation expense	65	604	240
Changes in operating assets and liabilities:
Accounts receivable	(5,024)	(2,690)	(5,332)
Inventories, net	1,092	(8,713)	(17,427)
Prepaid expenses and other assets	(420)	(166)	(243)
Unearned payment from corporate partner	—	—	4,500
Accounts payable, accrued expenses and deferred revenues	3,534	7,528	12,546

Net cash provided by (used in) operating activities	646	(5,172)	52

Investing activities
Sales (purchases) of marketable securities and short-term investments, net	5,061	(1,121)	168
Acquisition of product rights	(16,400)	(2,000)	—
Acquisition of business	(3,200)	—	—
Purchases of property, plant, and equipment	(2,618)	(17,035)	(12,082)
Capitalized labor, overhead and interest on self-constructed assets	(4,298)	(2,212)	(2,179)
Proceeds from the sale of property, plant, and equipment	—	1,443	125
Other assets, net	(34)	92	(2,412)

Net cash used in investing activities	(21,489)	(20,833)	(16,380)

Financing activities
Proceeds from issuance of common stock	$—	$15,625	$18,305
Net borrowings (repayments) under line of credit	6,200	8,000	(9,200)
Proceeds from issuance of long-term debt	—	3,966	28,405
Principal payments on long-term debt	(899)	(4,585)	(15,101)
Proceeds from exercise of common stock options and warrants	—	1,388	5
Deferred offering costs	—	(1,385)	(2,086)
Repayment of notes receivable from stockholders	110	—	—
Proceeds from deferred royalty	8,000	—	—
Payments on deferred royalty	—	(841)	(1,492)

Net cash provided by financing activities	13,411	22,168	18,836

Net increase (decrease) in cash and cash equivalents	(7,432)	(3,837)	2,508
Cash and cash equivalents, beginning of period	15,543	8,111	4,274

Cash and cash equivalents, end of period	$8,111	$4,274	$6,782

Noncash investing and financing activities
Equipment acquired in exchange for note receivable or common stock issued in 2001	$169	$—	$—
Equipment acquired under capital leases	$22	$—	$138
Property, plant, and equipment acquired under financing agreements	$1,029	$2,632	$—
Purchase of product rights with financing arrangements	$(10,735)	$—	$—
Supplemental cash flow information
Interest paid	$992	$1,796	$2,416
Income taxes paid	$2	$3	$—

See accompanying notes.

Amphastar Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2004, and 2005

(In thousands, except share and per share data)

1. Description of the Business

        Amphastar Pharmaceuticals, Inc., a California corporation, was incorporated on February 29, 1996 and merged with and into Amphastar Pharmaceuticals, Inc., a Delaware corporation (the "Company" or "Amphastar"), in July 2004. The Company is a specialty pharmaceutical company that develops, manufactures, markets and sells generic and proprietary injectable and inhalation products. Most of the Company's products are used in hospital or urgent care clinical settings and are primarily contracted and distributed through group purchasing organizations and drug wholesalers.

        The Company generated net losses for the years ended December 31, 2003, 2004, and 2005, and has an accumulated deficit of $23,433 as of December 31, 2005.

        In 2005, the Company raised $26,992 from the following transactions: net proceeds from private placements of common stock of $18,305; an advance from Andrx Pharmaceuticals, Inc. ("Andrx") of $4,500 related to a product distribution agreement; and a net increase in short-term and long-term debt of $4,104.

        In 2005, the Company obtained loan facilities with East West Bank that remain unused as of December 31, 2005, which include a working capital credit line of $5,000 and an equipment purchase facility of $5,000.

        In January 2006, the Company completed a private placement that generated $10,000 in gross proceeds.

        The Company expects that cash received from these sources, along with revenues and cash flows from operations, will enable the Company to continue to meet its obligations as they become due, including scheduled debt and lease payments. The Company expects additional cash flows to be generated from the Wyeth supply agreement, additional future contract manufacturing agreements and potential strategic alliances such as the four-year agreement with Wyeth to supply Primatene Mist and the Andrx distribution agreement. The Company expects that it will be able to meet its cash flows requirements for at least the next twelve months.

        If the cash flows from operations are not sufficient to meet the Company's obligations as they become due, then the Company may seek to re-schedule debt payments and/or seek additional equity and debt financing which may not be available on acceptable terms, or at all. If the Company is not able to re-schedule debt payments and/or obtain funding from these financing activities, the Company will consider postponing research and development expenditures and postpone the acquisition of property, plant, and equipment.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, International Medication Systems, Limited ("IMS"), Amphastar Laboratories, Inc. and Armstrong Pharmaceuticals, Inc. ("Armstrong"). The Company acquired Armstrong in October 2003, and the accompanying financial statements include the accounts of Armstrong since the date of acquisition of October 9, 2003. All significant intercompany transactions and balances have been eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the current period presentation.

Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

        The Company's net revenues consist principally of product revenue generated from the sales of its pharmaceutical products. Product sales represented 96%, 97%, and 95% of the Company's total net revenues for the years ended December 31, 2003, 2004, and 2005, respectively. Remaining revenues are derived principally from contract manufacturing services, which are recognized when development and other services are provided or manufactured third-party products are shipped to customers and customer acceptance is received.

        In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements ("SAB 101"), as well as the recently issued SAB No. 104, Revenue Recognition, the Company recognizes product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement, (ii) transfer of title has occurred, (iii) the price to the customer is fixed or determinable, and (iv) collection of the resulting receivable is reasonably assured. In addition, the Company does not recognize revenue until all customer acceptance requirements have been met. Generally, revenue is recognized at the time of product delivery for domestic customers and the time of product shipment for foreign customers. The Company estimates and records reductions to revenue for estimated product returns and pricing adjustments, such as wholesaler chargebacks, in the same period that the related revenue is recorded.

        In accordance with EITF Issue No. 00-21 Revenue Arrangements with Multiple Deliverables, the Company's accounting policy is to review each agreement involving contract development and manufacturing services to determine if there are multiple revenue-generating activities that constitute more than one unit of accounting. Revenue is recognized for each unit of accounting based on revenue recognition criteria relevant to that unit. In connection with the supply agreement with Wyeth, the Company recognizes revenue from non-refundable, up-front fees over the four year term of the underlying supply agreement. As of December 31, 2005, the Company had received $1,000 in non-refundable payments, which has been deferred. Revenue recognition will commence with the first delivery of product under the agreement and will be recognized ratably over the remaining term of the supply agreement.

Deferred Royalty Payments

        The Company has recorded the proceeds from Drug Royalty USA, Inc. ("DRC") that were received in exchange for a five-year royalty (the "Term") on the future U.S. net sales of Cortrosyn as interest bearing debt pursuant to EITF Issue No. 88-18 "Sales of Future Revenues." The Company recognizes interest expense on this debt using the effective interest method over the course of the Term. The amount of interest expense is calculated using an imputed interest rate equivalent to the projected internal rate of return that DRC would receive based on total estimated future royalty payments. The Company reviews its estimates of future royalty payments on a regular basis. Changes in estimated future royalties and differences between actual future payments and expected payments will result in a change to that interest rate, which will be applied prospectively.

Shipping and Handling Costs

        For the years ended December 31, 2003, 2004, and 2005 the Company included shipping and handling costs of approximately $1,938, $2,126, and $2,536, respectively, in selling, distribution, and marketing expenses in the accompanying consolidated statements of operations.

Comprehensive Loss

        For the years ended December 31, 2003, 2004, and 2005, the Company has comprehensive losses as defined by Financial Accounting Standards Board ("FASB") Statement No. 130, Reporting Comprehensive Income, of $(3,850), $(6,572), and $(1,682), respectively. For the years ended December 31, 2003, 2004, and 2005, net loss equals comprehensive loss.

Cash and Cash Equivalents and Short-Term Investments

        Cash and cash equivalents consist of cash and highly liquid investments purchased with maturities of three months or less. The Company's short-term investments are classified as held-to-maturity and consist of certificates of deposit purchased with maturities greater than three months, which mature within one year of the date of purchase. Included in short-term investments—restricted are certificates of deposit, which are required for the Company to qualify for worker's compensation self insurance. The estimated fair value of each investment approximated its amortized cost, therefore, there were no significant unrealized gains or losses.

Allowance for Doubtful Accounts Receivable

        The Company evaluates the collectibility of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet its financial obligations subsequent to the original sale, the Company will record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes an allowance for doubtful accounts based on factors that include the length of time the receivables are past due, industry and geographic concentrations, the current business environment, and the Company's historical experience.

Inventories

        Inventories are stated at the lower of cost or market, using the first-in, first-out method. Provision is made for slow moving, unsalable or obsolete items. Inventories consist of currently marketed products, products manufactured under contract, and product candidates awaiting regulatory approval (i.e., pre-launch inventories), which are capitalized based on management's judgment of probable commercialization within one year. Inventory awaiting regulatory approval principally relates to materials for the production of enoxaparin. See Note 11 for a description of the status of the enoxaparin litigation. At December 31, 2004 and 2005, inventory awaiting regulatory approval was $6,760 and $22,350, respectively. In the event regulatory approval is not obtained, the Company may expense these inventory amounts.

Property, Plant, and Equipment

        Property, plant, and equipment are stated at cost or, in the case of assets acquired in a business combination, at fair value. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings	31 years
Machinery and equipment	5-12 years
Furniture, fixtures and automobiles	5 years
Leasehold improvements	Lesser of remaining lease term or useful life

        Labor and overhead costs, including those incurred in connection with initial validation to meet regulatory requirements and readying assets for their intended use, are capitalized as part of the effort required to acquire and construct long-lived assets and are amortized over the estimated useful life. During the years ended 2003, 2004, and 2005, the Company capitalized interest, labor, and overhead costs of $4,298, $2,212, and $2,179, respectively.

        Expenditures for repairs, maintenance and minor renewals and betterments are charged to expense as incurred. The Company capitalizes interest on financing related to self-constructed assets during the time period required to get the asset ready for its intended use.

Product Rights

        Product rights are amortized on a straight-line basis over their estimated useful lives ranging from 5 to 15 years.

Other Assets

        Included in other assets are intangible assets and deposits for equipment. Intangible assets, consisting of patents and trademarks, are amortized on a straight-line basis over their estimated useful lives, generally ranging from 11 to 20 years. The gross carrying amount of the patents and trademarks as of December 31, 2004 and 2005, was $377 and $395, respectively. The accumulated amortization of the patents and trademarks as of December 31, 2004 and 2005, was $35 and $80, respectively.

Impairment of Long-Lived Assets

        The Company reviews long-lived assets and certain identifiable assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, further impairment analysis is performed. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the assets (assets to be held and used) or fair value less cost to sell (assets to be disposed of). All of the Company's impairments relate to the write-off of certain abandoned projects that were previously included in construction in progress. The Company recorded an impairment loss of $623, $185, and $157, respectively, for the years ended December 31, 2003, 2004, and 2005.

Accrual for Wholesaler Chargebacks

        The provision for chargebacks is a significant estimate used in the recognition of revenue. As part of our sales terms to wholesale customers, the Company agrees to reimburse wholesalers for differences between the gross sales price of products the Company sells to wholesalers and expected retail prices of such products under contractual arrangements with third parties such as hospitals and group purchasing organizations. The Company estimates wholesaler chargebacks at the time of sale based on the terms of agreements with customers, our chargeback processing experience, external information on wholesaler inventory stocking levels, historic chargeback rates, and current contract pricing.

        The following table is an analysis of chargebacks:

	Years Ended December 31,
	2004	2005
Beginning balance	$3,982	$3,673
Provision related to sales made in the current period	28,741	40,249
Provision related to sales made in prior periods	—	68
Payments related to sales made in the current period	(25,068)	(33,694)
Payments related to sales made in prior periods	(3,982)	(3,741)

Ending balance	$3,673	$6,555

        Changes in chargeback accruals from period to period are primarily dependent on the level of inventory held at the wholesalers and variations in the estimate can occur as a result of changes in the wholesaler customer mix. The approach that the Company uses to estimate chargebacks has been consistently applied for all periods presented. The Company has found that its procedures for estimating chargebacks have provided accurate estimates of this liability in the past; variations have been historically low. The Company believes that this approach will continue to provide accurate estimates in the future. The Company continually monitors the provision for chargebacks and make adjustments when the Company believes that the actual chargebacks may differ from estimates. Settlement of chargebacks generally occurs within 30 days after the sale to wholesalers.

Accrual for Product Returns

        The Company offers customers the right to return qualified excess or expired stock ("qualified returns") for credit. The Company estimates amounts that may be incurred under its product return policies and records an accrual in the amount of such costs at the time product revenue is recognized. The accrual for estimated product returns is based, in part, upon the historical relationship of product returns to sales, but the Company also considers amended contract terms. The Company classifies a portion of the accrual as a long-term obligation to reflect qualified sales, which do not become eligible for return credit under the policy until one year after the balance sheet date. The approach that the Company uses to estimate product returns has been consistently applied for all periods presented. The Company has found that its procedures for estimating product returns have provided materially accurate estimates of this liability in the past and believes that its approach will continue to provide materially accurate estimates in the future.

        The following table is an analysis of product returns:

	Years Ended December 31,
	2004	2005
Beginning balance	$876	$778
Provision related to sales made in the current period	360	810
Provision related to sales made in prior periods	54	124
Returns related to sales made in the current period	—	—
Returns related to sales made in prior periods	(512)	(470)

Ending balance	$778	$1,242

        Actual returns principally relate to the return of expired product from sales made in prior periods.

        During the year ended December 31, 2005, the Company recorded a provision for returns using a rate of 0.6% of qualified sales. If the returns provision percentage were to increase by 0.1% of qualified sales, then an additional provision of $249 would result.

Research and Development Costs

        Research and development costs, including clinical trial costs, are charged to expense as incurred.

Income Taxes

        The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, Income Taxes ("SFAS 109"). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is recorded when it is more likely than not that the deferred tax assets will not be realized.

Stock-based Compensation

        As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation("SFAS 123"), and as amended by No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the Company accounts for stock options granted to its employees and non-employee members of the Board of Directors in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations. Under APB 25, no compensation expense is recorded if the exercise price of the stock options is equal to or greater than the market price of the underlying stock on the date of grant. Options granted to nonemployees have been accounted for at deemed fair market value in accordance with SFAS 123.

        The Board of Directors, in determining the fair market value, considers numerous factors, including recent cash sales of the Company's common stock to independent third party investors and new business and economic developments affecting the Company. The determination of the fair market value of the Company's common stock is performed on a contemporaneous basis at the time of granting equity instruments.

        The exercise prices of stock option grants to our employees are typically set at the last independent third party cash sale of the Company's common stock. If there have been new business or economic developments affecting the Company since the last third party cash sale that the Board has determined changes the fair market value of the Company's common stock, the stock option exercise price is typically set at such changed fair market value at the time of grant.

        The weighted-average minimum value of options granted to employees during the years ended December 31, 2003, 2004, and 2005 was $0.64, $1.50, and, $1.61 respectively. Had compensation cost for grants of stock-based compensation to employees and non-employee members of the Board of Directors been determined using the fair value method of accounting as prescribed by SFAS 123, the

Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

	Years Ended December 31,
	2003	2004	2005
Net loss, as reported	$(3,850)	$(6,572)	$(1,682)
Add: Stock-based employee compensation expenses included in reported net loss, net of related tax effects	—	530	16
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(443)	(936)	(924)

Pro forma net loss	$(4,293)	$(6,978)	$(2,590)

Net loss per common share:
Basic—as reported	$(.11)	$(.19)	$(.05)
Basic—pro forma	$(.13)	$(.20)	$(.07)
Diluted—as reported	$(.11)	$(.19)	$(.05)
Diluted—pro forma	$(.13)	$(.20)	$(.07)

        For purposes of pro forma disclosures, the estimated fair value of the employee options is amortized to expense over the options' vesting period. Under SFAS 123, the fair value of stock based awards to employees is calculated through the use of option-pricing models (minimum-value option pricing model) even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions. Because the Company's employee options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect fair value estimates, in management's opinion, the existing models do not necessarily provide a single reliable measure of the fair value of its employee stock options.

        For purposes of determining the pro forma effect under SFAS 123 of stock options granted to employees and directors, the fair value of each option is estimated on the date of grant based on the minimum value option pricing model with the following assumptions:

	Years Ended December 31,
	2003	2004	2005
Risk-free interest rate	3%	3%	4%
Dividend yield	0%	0%	0%
Expected life in years	3.5	4.4	3.5

Financial Instruments

        The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and short-term borrowings approximate fair value due to the short maturity of these items. The carrying amount of long-term borrowings approximates fair value, as the stated borrowing rates are comparable to rates currently offered to the Company for instruments with similar maturities.

Net Loss Per Share

        The Company computes net loss per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 requires the presentation of basic and diluted income (loss) per-share amounts. Basic income (loss) per share is calculated based upon the weighted average number of common shares outstanding during the period, while diluted income (loss) per share also gives effect to all potential dilutive common shares outstanding during the period such as options and warrants.

        As the Company reported net losses for the three years ended December 31, 2003, 2004, and 2005, the diluted net loss per share, as reported, is the same as basic net loss per share. The effect of the assumed exercise of stock options and warrants is antidilutive and not included in the Company's reported net loss per share. Total options and warrants which are not included in the net loss per share, because they are anti-dilutive, were 4,490,334, 5,074,154 and 6,061,454 in 2003, 2004, and 2005, respectively.

Segment Reporting

        The Company's business is the development, manufacture, and marketing of pharmaceutical products. The Company has determined that all of its product groups have similar economic characteristics and may be aggregated into a single operational segment for reporting purposes. Net revenues for significant product groups are as follows:

	Years ended December 31,
	2003	2004	2005
Injectable products and services revenues	$45,320	$53,570	$69,910
Inhalation products and services revenues	2,877	7,623	14,370

Total net revenues	$48,197	$61,193	$84,280

Concentrations of Business and Credit Risk

        The Company's financial instruments that potentially subject the Company to credit risk consist principally of accounts receivables. Sales to the Company's customers are generally made with net 30-day terms. The Company performs periodic credit evaluations of its ongoing customers and does not generally require collateral. However, there are no sales commitments with these wholesalers and there are various other customers who could purchase these products at comparable terms.

        The following table provides accounts receivable and net revenues information on our major customers:

	% of total accounts receivable December 31,		% of net revenues For the years ended December 31,
	2004	2005	2003	2004	2005
AmerisourceBergen Corporation	28%	28%	20%	17%	18%
Cardinal Health, Inc.	21%	20%	21%	18%	21%
McKesson Corporation	21%	19%	14%	18%	17%

        Foreign sales represent sales of products to non-U.S. customers. Revenues from foreign sales in 2003, 2004, and 2005 were approximately 5%, 7%, and 6% of revenues, respectively. Most foreign sales are negotiated with payment terms in U.S. dollars. Therefore, the Company has little exposure to foreign currency price fluctuations.

        The Company depends on suppliers for raw materials, active pharmaceutical ingredients and other components that are subject to stringent FDA requirements. Certain of these materials may only be available from one or a limited number of sources. Establishing additional or replacement suppliers for these materials may take a substantial period of time, as suppliers must be approved by the FDA. Further, a significant portion of raw materials may be available only from foreign sources.

        If the Company is unable to secure on a timely basis sufficient quantities of the materials it depends on to market its products, it could materially adversely affect the Company's business, financial condition, and results of operations.

        The Company maintains the majority of its cash deposits and certificates of deposit at four banks. Certain bank balances exceed the amount insured by the Federal Deposit Insurance Corporation of $100. At December 31, 2004 and 2005 the Company's cash deposits and certificates of deposit at banks included in cash and cash equivalents and restricted short-term investments aggregated $6,007 and $8,347, respectively.

        As of December 31, 2004 and 2005, approximately 5% and 7%, respectively, of the Company's employees were subject to a collective bargaining agreement, assumed in connection with the acquisition of Armstrong (Note 3).

Self-Insured Claims

        Effective June 1, 2004, the Company is primarily self-insured, up to certain limits, for workers' compensation claims. The Company has purchased stop loss insurance, which will reimburse the Company for individual claims in excess of $350 annually or aggregate claims exceeding $2,100 annually. Operations are charged with the cost of claims reported and an estimate of claims incurred but not reported. A liability for unpaid claims and the associated claim expenses, including incurred but not reported losses, is actuarially determined and reflected in accrued liabilities in the accompanying balance sheets. Total expense under the program was approximately $595 and $749 for the years ended December 31, 2004 and 2005, respectively. The self-insured claims liability of $1,273 at December 31, 2005 includes incurred but not reported losses of $1,059. The determination of such claims and expenses and the appropriateness of the related liability is continually reviewed and updated. It is reasonably possible that the accrued estimated liability for self-insured claims may need to be revised materially in the future.

New Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board (the "FASB") issued Statement No. 151, "Inventory Costs—an amendment of ARB No. 43." This Statement clarifies the accounting for abnormal amounts of certain inventory cost components and requires the allocation of fixed production overheads to the costs of conversion to be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has adopted Statement No. 151 as of December 31, 2005. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which requires companies to measure and recognize compensation expense for all equity-based payments at fair value. In April 2005, the Securities and Exchange Commission amended the effective date of SFAS No. 123(R) to the first interim period of the first fiscal year beginning after June 15, 2005. The Company intends to adopt the new standard during the first quarter of 2006, as required, under the modified-prospective method.

        Under the modified-prospective method, the Company's equity-based compensation expense will include expense amortization related to grants that were issued prior to the implementation of SFAS No. 123(R). This expense is expected to be comparable to pro-forma levels reported in the past and is considered significant in relation to our historic results of operations.

        The Company is currently evaluating its policy regarding the use of options as employee compensation. The financial significance of equity-based compensation expense related to potential future grants issued after implementation of SFAS No. 123(R) will depend on a number of factors, including the amount of awards granted and the fair value of those awards at the time of grant.

        In November 2005, the FASB issued FASB Staff Position ("FSP") No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." This FSP provides a practical transition election related to accounting for the tax effects of share-based payment awards to employees as an alternative to the transition guidance for the APIC pool in paragraph 81 of Statement 123(R). The guidance in this FSP is effective after November 10, 2005 as posted to the FASB website. The Company may take up to one year from the later of adoption of SFAS 123(R) or the effective date of this FSP to evaluate its available transition alternatives and make its one-time election. The Company will evaluate this guidance, but does not expect a material impact on its results of operations or financial position.

3. Acquisition

Armstrong Pharmaceuticals, Inc.

        On October 9, 2003, the Company acquired all of the outstanding common stock of Armstrong in a purchase business combination from Andrx Corporation ("Andrx"). Armstrong is a developer and manufacturer of inhalation pharmaceutical products. Management believes that Armstrong will not only provide the Company with the ability to enter the U.S. inhalation products market, as Armstrong is one of the few independent U.S. manufacturers of inhalation products, but will also provide the Company with research and development capabilities to generate a steady stream of new products.

        The purchase price was allocated to the assets and certain liabilities assumed based on their respective fair values. Inventory, consisting of raw materials, was valued at its replacement cost. A total of approximately $1,341, representing the excess of the fair value of the tangible current net assets acquired, over the purchase price, net of tax effects, has been recorded as an extraordinary gain.

        The accounting for the acquisition is summarized as follows:

Accounts receivable	$167
Due from Andrx	299
Inventory	4,414
Prepaid expense	58
Assumed liabilities	(397)

Fair value of assets and liabilities acquired	4,541
Less cash paid for the acquisition, including transaction costs	(3,200)

Extraordinary gain, net of tax effect of $40	$1,341

        The Company's consolidated results of operations include the subsidiary's activities since the acquisition date.

Pro Forma Data (Unaudited)

        The pro forma data of the Company set forth below gives effect to the acquisition of Armstrong completed in 2003 as if it had occurred at the beginning of 2003, but excludes the extraordinary gain of $1,341 in 2003 and impairment charges on long-lived assets of $8,557 recorded in early 2003 as a result of continued losses at Armstrong. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations of the Company or of the results that would have actually occurred had the acquisition taken place at the beginning of 2003.

2003
Pro forma net revenue	$57,874
Pro forma pre-tax net loss before extraordinary item	(8,092)
Pro forma pre-tax net loss per share before extraordinary item	(0.24)

4. Product Rights

        In June 2003, the Company acquired U.S. intellectual property rights for Cortrosyn from Organon USA Inc. ("Organon") in exchange for consideration of $28,000. The Company paid $16,000 in cash and agreed to pay the remaining $12,000 in cash in two equal installments. The Company entered into a settlement with Organon in December 2004 and the obligation became due in two installments of $4,311 and $6,000 due in June 2005 and February 2006, respectively. Until these two installments are paid, Organon retains a security interest in the Cortrosyn intellectual property. The present value of the future cash flows of $26,734 was recorded as products rights on the accompanying consolidated balance sheets at the acquisition date and is being amortized over its estimated useful life of 15 years using the straight-line method. In addition, the Company acquired Cortrosyn inventory for $184 in cash at closing.

        As part of the transaction, Organon agreed to manufacture finished product for the Company for three (3) years following the date of closing. In February 2004, the Company was notified that Organon's facility was flooded and would have to cease production. The Company has transferred the manufacturing from Organon's facility to a Company facility. As a result of the supply interruption, the revenues from the sale of Cortrosyn products were adversely impacted in the second and third quarters of 2004.

        In August 2003, the Company entered into a Royalty Purchase Agreement (the "RPA") with Drug Royalty USA, Inc. ("DRC"), whereby DRC provided $8,000 in cash to the Company in exchange for a royalty on the future U.S. net sales of Cortrosyn over a five year period. In accordance with EITF 88-18 "Sale of Future Revenues" and FAS 5 "Accounting for Contingencies" the Company has recorded the consideration received from DRC as debt, which is classified as deferred royalties on the accompanying consolidated balance sheets. The Company amortizes the obligation using the effective interest method and utilizes an imputed interest rate equivalent to the projected internal rate of return that DRC would receive based on total estimated future royalty payments. The Company has recorded interest expense on this obligation of $555, $1,236, and $1,087 for the years ended December 31, 2003, 2004, and 2005, respectively. The imputed interest rate calculated for this obligation during the period from the loan origination date through December 31, 2004, was 16.8%. The weighted average imputed interest rate calculated for this obligation for the year ended December 31, 2005, was 17.7%. The current imputed interest rate for this obligation at December 31, 2005 is 19.5%. DRC has a secured interest in Cortrosyn intellectual property that is subordinate to Organon's, in addition to a secured interest in Cortrosyn inventory and accounts receivable resulting from the sale of Cortrosyn. As of December 31, 2005, the carrying value of inventory and receivables securing the agreement is $1,999, and the carrying value of the intangibles securing the agreement is $22,279. Pursuant to the RPA, royalties are due quarterly through 2008. During 2003, 2004 and 2005, the Company paid royalties to DRC of $555, $2,077 and $2,579, respectively. The RPA does not require the Company to pay the unremitted portion of the original $8,000 payment by DRC if the royalties from the sale of Cortrosyn do not meet or exceed $8,000.

        The RPA is secured by a Security Agreement between DRC and the Company. The Security Agreement provides for the termination of the RPA and the foreclosure by DRC on the Cortrosyn U.S. intellectual property rights in the event of certain defaults by the Company, including, but not limited to, the failure to completely pay Organon and/or the failure to make royalty payments to DRC.

        In September 2003, the Company acquired Canadian intellectual property rights for Cortrosyn in exchange for cash consideration of $400.

        In July, 2004, the Company acquired the product rights to Epinephrine Mist CFC from Alpharma USPD, Inc. for $2,000 in cash paid at closing and purchased $300 of inventory. The purchase agreement requires the Company to pay royalties on future product sales.

        The products rights are recorded at fair value and are being amortized over their estimated useful life of 5 to 15 years, respectively (weighted average useful life of 12 years), using the straight-line method. Included in cost of revenues for the year ended December 31, 2003, 2004 and 2005, is products rights amortization of $918, $2,065 and $2,262, respectively.

        Product rights are recorded net of accumulated amortization of $5,242 in the accompanying consolidated balance sheet at December 31, 2005. Expected amortization expense for the next five fiscal years ended December 31, to the current balance of product rights is as follows:

2006	$2,262
2007	2,262
2008	2,262
2009	2,156
2010	1,582
2011 and thereafter	13,368

Total product rights	$23,892

5. Inventories

        Inventories consist of the following:

	December 31,
	2004	2005
Raw materials and supplies	$15,751	$26,069
Work-in-process	1,498	3,000
Subassemblies	2,478	5,691
Finished goods	5,584	7,930

	25,311	42,690
Less reserve for excess and obsolete inventories	(2,160)	(2,112)

	$23,151	$40,578

6. Property, Plant, and Equipment, Net

        Property, plant, and equipment consists of the following:

	December 31,
	2004	2005
Building	$19,902	$20,642
Leasehold improvements	11,832	14,246
Land	2,875	2,875
Machinery and equipment	35,130	48,936
Furniture, fixtures, and automobiles	1,090	1,187
Construction in progress	16,404	14,739

	87,233	102,625
Less accumulated depreciation and amortization	(17,704)	(23,412)

	$69,529	$79,213

        Interest expense capitalized for the years ended December 31, 2003, 2004, and 2005 amounted to $0, $436, and $965, respectively.

        In July, 2004, the Company purchased a 104 square foot building adjacent to its headquarters in Rancho Cucamonga for $6,624. Under the terms of the purchase agreement the Company paid $3,992 and assumed a loan with a remaining principal balance of $2,632. The building will be converted to a manufacturing facility. As consideration for early termination of a lease, at closing, the lessee paid the Company $500, which has been included in other income (expense), net in the accompanying statements of operations for the year ended December 31, 2004.

7. Debt

        Debt consists of the following:

	December 31,
	2004	2005
Revolving line of credit payable to Cathay Bank, secured by certain of the Company's buildings and equipment (carrying value of approximately $12,849 at December 31, 2004), bearing interest at the prime rate as published in the Wall Street Journal (5.25% at December 31, 2004), monthly interest payment is $28, principal and accrued interest are due and payable on or before November 30, 2005. Balance was paid off as of September 30, 2005	$6,200	$—
Other loan payable to Cathay Bank, secured by equipment, bearing interest at the prime rate as published in The Wall Street Journal plus 1.00% to 1.25% (6.25% to 6.5% at December 31, 2004). Balance was paid off as of March 31, 2005	55	—
Contractual Product Rights obligation, secured by certain of the Company's product rights (carrying value of approximately $22,279 at December 31, 2005), implicit interest rate of 7.5%, aggregate principal and interest payment of $6,000 was due in February 2006. Interest accreted monthly into the principal balance	9,652	5,926
Mortgage notes payable to Standard Savings Bank, secured by building (carrying value of approximately $2,232 at December 31, 2005), with the interest at the bank's rate plus .25%, (7.5% at December 31, 2005), aggregate principal and interest payments due monthly of approximately $12 with balloon payment at maturity in December 2008	1,606	1,570
Equipment loan due to Bank of the West, secured by equipment, (carrying value of approximately $4,764 at December 31, 2004), bearing interest at the Bank of the West prime rate (5.25% at December 31, 2004), principal and interest payments due monthly ranging from $107 to $51 through October, 2008. Balance was paid off as of September 30, 2005	4,376	—
Mortgage payable to Bank of the West, secured by real estate and property (carrying value of approximately $6,597 at December 31, 2004), bearing interest at 4.86%, payments due monthly of approximately $29 with a balloon payment at maturity in November 2009. Balance was paid off as of October 30, 2005	5,000	—
Revolving line of credit payable to Bank of the West, secured by equipment and working capital, bearing interest at the Bank of the West prime rate (5.25% at December 31, 2004). Balance was paid off as of March 31, 2005	3,000	—
Mortgage and equipment loan due to General Electric Capital Corporation ("GECC"), secured by a building and equipment, bearing interest at LIBOR plus 5.52% (10.06% at December 31, 2005), fixed payments of $251 due monthly with quarterly payments that reflect changes in the interest rate, through November 2009	—	9,668
Equipment loan due to GECC, secured by equipment, bearing interest at LIBOR plus 5.52% (10.06% at December 31, 2005), fixed payments of $125 due monthly with quarterly payments that reflect changes in the interest rate, through September 2009	—	4,657
Equipment loan due to GECC, secured by equipment, bearing interest at LIBOR plus 5.52% (10.06% at December 31, 2005), fixed payments of $69 due monthly with quarterly payments that reflect changes in the interest rate, through November 2009	—	2,657

Equipment loan due to GECC, secured by equipment, bearing interest at LIBOR plus 5.52% (10.06% at December 31, 2005), fixed payments of $57 due monthly with quarterly payments that reflect changes in the interest rate, through November 2009	—	2,173
Equipment loan due to East West Bank, secured by equipment (carrying value of approximately $4,404 at December 31, 2005), bearing interest at the Wall Street Journal Prime Rate (7.0% at December 31, 2005), payments of $81 due monthly subject to adjustments for changes in the interest rate, through September 2009	—	3,192
Mortgage payable to East West Bank, secured by real estate (carrying value of approximately $6,597 at December 31, 2005), bearing interest at LIBOR plus 2.5% (6.356% at December 31, 2005), payments of $34 due monthly subject to adjustments for changes in the interest rate, through October 2010	—	4,980
Equipment under capital leases	223	116

Total debt and capital leases	30,112	34,939
Less current portion of long-term debt and capital leases	15,156	11,127

Long-term debt, net of current portion and capital leases	$14,956	$23,812

Credit Facility with Cathay Bank

        In September 2005, the balance due under the Cathay Bank Credit Facility ("CB Credit Facility") was paid off, and the facility terminated. In conjunction with the payoff of the CB Credit Facility, the Company entered into new loan transactions with General Electric Capital Corporation, which are described below.

        The Company had a credit facility with Cathay Bank, a stockholder of the Company, to provide for available borrowings under a $6,200 convertible revolving line of credit ("CB convertible revolving line of credit") and equipment loans and other term loans in an amount not to exceed existing borrowings. In November 2004, the Company obtained an extension on the maturity date to November 30, 2005. As of December 31, 2004, there were no amounts available for borrowing under the CB Credit Facility. The convertible features of the credit line facility expired as of December 31, 2003.

        The average dollar amount of borrowings under the CB convertible revolving line of credit was $5,117 for the year ended December 31, 2004 with an average interest rate of 4.54%. For the year ended December 31, 2005, the average dollar amount of borrowing under CB convertible revolving line of credit was $2,983 with an average interest rate of 5.73%.

        The CB Credit Facility required the Company to meet certain financial covenants including a minimum annual profitability test, a minimum current ratio and a debt to tangible net worth ratio of less than .75 to 1.00. At December 31, 2004, the Company was not in compliance with two of these tests as follows: the Company had a net loss of $6.6 million, and had a debt to tangible net worth ratio of .89 to 1.0. The Company received a waiver from Cathay Bank for these defaults. In November 2004,

Cathay Bank exercised its warrant to purchase 124,000 shares of the Company's common stock at an exercise price of $7.50 per share, resulting in $930 in cash proceeds.

Equipment Under Capital Leases

        The Company entered into leases for certain equipment under capital leasing arrangements, which expire through 2010. The cost of equipment under capital leases approximated $752, $590, and $159 at December 31, 2003, 2004, and 2005, respectively.

        The accumulated depreciation of equipment under capital leases approximates $100 and $35 at December 31, 2004 and 2005, respectively. Amortization of assets recorded under capital leases is included in depreciation and amortization expense in the accompanying consolidated financial statements.

Contractual Product Rights Obligation

        The Company had an obligation to pay $12,000 of aggregate principal and interest related to the purchase of Cortrosyn. Due to the inability of Organon to fulfill its commitment to provide inventory to the Company, in December 2004 the payment amount was decreased and the due dates were extended. Under the original agreement, the payments were due in two equal installments of $6,000 due in June 2004 and 2005. The Company entered into a settlement with Organon in December 2004 and the obligation became due in two installments. In June 2005 the first installment of $4,311 was paid and the second installment of $6,000 was due in February 2006. The gain from the settlement of $2,215 is classified as non-operating income on the Company's consolidated statement of operations for the year ended December 31, 2004. See Note 14 of Notes to Consolidated Financial Statements.

Credit Facilities with Bank of the West

        In September 2005, the Company terminated the Bank of the West ("BOW") financing relationships. In conjunction with the payoff of the BOW facilities, the Company entered into new credit facilities with East West Bank which are described below.

        In October 2002, as amended April 2003 and March 2004, the Company obtained a $5,000 equipment purchase facility with BOW, bearing interest at the BOW prime rate, expiring December 31, 2004. As of December 31, 2004 the total original principal amount of notes issued pursuant to the equipment purchase facility was $5,000. As of December 31, 2004, there were no amounts available under this facility. In September 2005 the Company repaid all outstanding amounts due under this facility.

        In February 2004, the Company obtained a $3,000 working capital revolving line of credit facility bearing interest at the BOW prime rate, expiring April 30, 2005. The average dollar amount of borrowings under the BOW credit line was $833 for the year ended December 31, 2004 with an average interest rate of 4.75%. As of December 31, 2004, there were no amounts available for borrowing under this facility. During the first quarter of 2005, the Company paid all amounts due and terminated the facility in September 2005.

        The BOW facilities contained certain financial covenants, including a requirement that IMS maintain a minimum quick ratio (i.e., liquid assets plus net trade receivables divided by total liabilities) of 1.0 to 1.0, an effective tangible net worth of $20,000, a maximum debt/effective tangible net worth ratio of 0.75 to 1.0 and impose limitations on the amount of funds that can be advanced from IMS to the Company. IMS was not in compliance with these covenants at December 31, 2004 and at such date had a quick ratio of 0.72 to 1.0, an effective tangible net worth of $17,000, and a debt/effective tangible net worth ratio of 1.05 to 1.0. BOW waived these defaults through April 12, 2005 and amended the covenants to require IMS to comply with the following: a minimum effective tangible net worth of $160,000, a maximum debt/effective tangible net worth of 1.10 to 1.0 and a quick ratio of no less than 0.70 to 1.0. In March 2005, the Company reduced the line of credit borrowings with BOW to zero and terminated the facility in September 2005.

        In November 2004, the Company borrowed $5,000 from the BOW on a 5-year note with a variable interest rate linked to the London Interbank Offered Rate. The loan is secured by a deed of trust on the Company's recently acquired building located at 11530 Sixth Street, Rancho Cucamonga. The Company netted $1,942 from the loan after paying off the $2,600 existing loan due to Manufacturers Life on the property and a prepayment penalty of $458, which is included in non-operating income on the Company's consolidated statement of operations for the year ended December 31, 2004. In October 2005, this loan was refinanced with a loan from East West Bank.

Mortgage Notes with Standard Savings Bank

        The Company had three mortgage notes outstanding with Standard Savings Bank for the purchase of buildings and land. The mortgage notes were payable over terms from two to seven years, with amortization schedules of 25 to 30 years, and balloon payments at maturity in June 2004 and December 2008. In February and May 2004, respectively, the Company paid off two of the mortgage notes.

Loans with General Electric Capital Corporation

        In August and September 2005, the Company borrowed an aggregate of $20,000 under a loan agreement with General Electric Capital Corporation ("GECC"). The Company used $5,000 of the proceeds to purchase new equipment and $2,200 to pay all outstanding borrowings under the prior credit facility with Cathay Bank and the remainder was added to working capital. The loans are secured by a building and equipment at the Company's Rancho Cucamonga facility and certain other equipment at its other facilities with a carrying value of approximately $39,340 at December 31, 2005. The loans are payable in 48 equal monthly installments with quarterly payments that reflect changes in the interest rate. The initial interest rate is a variable per annum interest rate equal to the three month London Interbank Offered Rate ("LIBOR") plus 5.52% per annum. The interest rate may be reduced to LIBOR plus 3.50% if the Company attains certain debt service coverage ratios. The Company's loan agreement requires it to maintain a debt service coverage ratio of at least 1.40 to 1.00. As of December 31, 2005, the Company was not in compliance with the GE Capital covenant requiring a debt service coverage ratio of 1.40 to 1.0, or greater. On March 27, 2006, the Company obtained a waiver of the debt service coverage ratio covenant for the period ending December 31, 2005, and a modification of the March 31, 2006, debt service coverage ratio covenant to 1.0 to 1.0.

Loans with East West Bank

        In September 2005 the Company and IMS entered into loan facilities with East West Bank to repay all borrowings outstanding under prior BOW facilities and to provide additional loan availability. The Company entered into a secured term loan with East West Bank in the principal amount of $5,000 which matures in October 2010. The loan is payable in monthly installments with a final payment of the majority of the principal at maturity. The loan is guaranteed by IMS and is secured by one of the buildings at its Rancho Cucamonga headquarters complex. The variable interest rate is equal to the three month LIBOR plus 2.5%. Additionally, the entire amount becomes due if any of IMS's credit facilities with East West Bank are repaid in full.

        In September 2005, IMS also entered into a secured term loan facility in the amount of $4,000 secured by equipment held by IMS, a revolving credit facility in the amount of $5,000 secured by inventory, accounts receivable and general intangibles of IMS, and an equipment line of credit in the amount of $5,000 to be secured by any equipment purchased with such proceeds. The term loan matures in September 2009, and the revolving credit facility and equipment line of credit mature in September 2006. Any borrowings under the equipment line as of September 30, 2006 will convert to a 48 month term loan. Each of the loans are guaranteed by the Company. IMS has not drawn any funds under the revolving credit facility or the equipment line of credit as of December 31, 2005. All three loans contain financial covenants requiring IMS to maintain an effective tangible net worth of at least $20,000, a debt to effective tangible net worth of at least 1.3 to 1 and a debt coverage ratio of at least 1.45 to 1. Interest on all three is variable and equal to the daily Wall Street Journal Prime Rate. All three loans are guaranteed by the Company. As of December 31, 2005, the Company was in compliance with the East West Bank covenants.

Long-term Debt Maturities

        As of December 31, 2005, the principal amounts of long-term debt maturities, during each of the next five fiscal years ending December 31, are as follows:

	Debt	Capital Leases	Total
2006	$11,097	$38	$
2007	5,703	38
2008	7,747	26
2009	5,688	26
2010	4,588	6

	34,823	134
Less amount representing interest	—	18

Total	$34,823	$116		$34,939

8. Income Taxes

        A reconciliation of U.S. statutory federal income tax provision to the actual provision for continuing operations is as follows:

	Years Ended December 31,
	2003	2004	2005
Statutory federal income tax expense (benefit)	$(1,732)	$(2,234)	$(572)
Permanent differences	(438)	25	13
Federal valuation allowances	2,268	2,209	559

Total	$98	$—	$—

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2004	2005
Deferred tax assets:
Net operating loss carryforwards	$10,637	$10,433
Inventory capitalization and reserve	909	1,494
Deferred revenue	2,839	2,497
Accrued payroll and benefits	333	414
Product return allowance	390	526
Accrued chargebacks	1,463	2,611
Bad debt reserve	173	132
Excess capital losses over capital gain	147	147
Other	898	2,196

Total deferred tax assets	17,789	20,450

Deferred tax liabilities:
Depreciation/amortization	2,023	5,933

Total deferred tax liabilities	2,023	5,933

Net deferred tax asset before valuation allowance	15,766	14,517
Valuation allowance	(15,766)	(14,517)

Net deferred tax asset	$—	$—

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

        Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax-planning strategies in making this assessment. Based upon the cumulative losses sustained, the Company recorded a valuation allowance against all net federal and state deferred tax assets.

        If or when recognized, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets will be accounted for as an increase in stockholders' equity of $776, based on balances existing at December 31, 2005, for certain deductions related to the exercise of stock options and a reduction of income tax expense for the remainder.

        At December 31, 2005, the Company had federal and California net operating loss carryforwards of approximately $27,840 and $16,595, respectively, which begin to expire in 2018 and 2008, respectively.

        Utilization of the federal and state net operating loss carryforwards could be limited in future years, if the Company were to experience a greater than 50% change in ownership within a three-year period as defined in Sections 382 and 383 of the United States Internal Revenue Code of 1986.

9. Stockholders' Equity

Common and Preferred Stock

        In July, 2004, the Company reincorporated in Delaware. The Delaware certificate of incorporation provides for two classes of shares, Common Stock and Preferred Stock, each with a par value of $.0001 per share. The Company was authorized to issue 100,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock. The common stock and additional paid-in capital balances have been retroactively adjusted to reflect the Company's reincorporation.

        In October 2005, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock from 100,000,000 shares to 300,000,000 shares. During the same meeting, the Company's stockholders provided approvals for the Board of Directors to effect a stock split of the Company's common stock of up to three shares of common stock for each one share of common stock in connection with the Company's proposed initial public offering. The Board of Directors will determine the proportion and the timing of the stock split.

        During 2003, the Company acquired equipment from, and utilized services of, Applied Physics & Chemistry Laboratories ("APCL"), a company owned by the Chief Executive Officer and Chief Operating Officer of Amphastar, in exchange for shares of common stock and issued common stock in lieu of cash for consulting services (Note 10).

        During the second quarter of 2004, the Company sold 1,250,000 shares of its common stock at a purchase price of $12.50 per share for net cash proceeds of approximately $15,625.

        In September 2004, a consultant exercised options to purchase 50,000 shares of the Company's common stock at an exercise price of $8.00 per share for total proceeds of $400. In October 2004, two consultants exercised options to purchase 12,000 shares at a weighted average exercise price of $4.88 for total proceeds of $58.

        In July 2004, the Company entered into an employee separation agreement that included provisions to extend the contractual life of the employee's options. This modification resulted in a charge to general and administrative expense of $300. During 2004 the Company recorded compensation expense of $230 related to stock option grants to employees that had an exercise price below the stock's deemed fair market value at the time that the grants were approved.

        In January 2005, the Company entered into a subscription agreement (the "Agreement") with an institutional investor (the "Investor") whereby the investor has agreed to purchase 675,676 shares of the Common Stock of the Company (the "Shares") at a purchase price of $14.80 per share (the "Price"). The Agreement contains a price protection provision, such that, prior to the earlier of (i) an initial public offering by the Company, or (ii) three years from the date of the Agreement, if the Company closes a private placement of Common Stock for cash proceeds above $5,000 at a price lower than the Price (the "Subsequent Private Placement"), then the Investor will be entitled to receive additional shares of Common Stock so that the Investor's effective purchase price per share will equal the purchase price per share of the Subsequent Private Placement. The Agreement also provides "piggyback" registration rights to the Investor allowing for the Shares to be registered in certain circumstances subsequent to an initial public offering. On February 4, 2005, the Company closed the private placement, receiving gross proceeds of $10,000.

        On June 10, 2005, the Company entered into a subscription agreement (the "Agreement") with an institutional investor (the "Investor") whereby the Investor agreed to purchase up to 633,000 shares of the Common Stock of the Company (the "Shares") in a private placement pursuant to Regulation S promulgated under the Securities Act of 1933 (the "June 2005 Placement"). The Agreement allows for the purchase of shares in more than one closing. On June 17, 2005, the Investor completed the first closing with the purchase of 417,000 shares at a price of $15.80 for gross proceeds of approximately $6,588, and in July 2005 the Investor completed the second closing with the purchase of 90,000 shares at a price of $20.00 for gross proceeds of $1,800.

        During the years ended December 31, 2003, 2004 and 2005 the Company issued options to consultants and advisory board members for services rendered having a fair value totaling $65, $74, and $224, respectively.

        During the years ended December 31, 2003 and 2004 the Company issued stock to consultants and advisory board members for services having a fair value totaling $33 and $18, respectively.

        The Company has incurred offering costs of $1,385 and $3,471 as of December 31, 2004 and 2005, respectively, related to its anticipated initial public offering, which are included in "Prepaid expenses and other assets" on the accompanying consolidated balance sheets. Upon successful completion of the offering, these amounts will be reclassified to stockholder's equity. In the event the offering is unsuccessful or delayed, the Company will expense these costs.

Warrants

        On March 20, 2001, the Company granted Cathay Bank a warrant to purchase 124,000 shares of the Company's common stock at an exercise price of $7.50 per share, subject to adjustment as defined, through January 1, 2005. The value ascribed to the warrant at the time of issuance was not significant. On April 6, 2004, the Company entered into an agreement with Cathay Bank to extend the exercise date of the warrants to June 30, 2005, in the event the Company did not complete an initial public offering by December 20, 2004. In November 2004, Cathay Bank exercised its warrants to purchase 124,000 shares of the Company's common stock at an exercise price of $7.50 per share, resulting in $930 in cash proceeds.

Stock Option Plans and Agreements

        The Company has in effect several stock-based plans and agreements under which non-qualified and incentive stock options have been granted to employees, non-employee members of the Board of Directors and other non-employees. The Company's 2002 Stock Option/Stock Issuance Plan (the "2002 Plan") is the successor equity incentive program to the Key Employee Stock Incentive Plan, 2001 Employee Incentive Plan, 2000 Employee Incentive Plan, 1999 Employee Incentive Plan, and the Key Employee Incentive Plan (together, the "Predecessor Plans"). Options have also been issued under employment, service and other agreements with officers, members of the Board of Directors, consultants and APCL (together, the "Option Agreements").

  The 2005 Plan

        In September 2005, the Board of Directors adopted the Company's 2005 Equity Incentive Award Plan (the "2005 Plan"), which was approved by the Company's stockholders in October 2005. The 2005 Plan will become effective when the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. Unless and until this occurs, the Company will continue to make grants of awards under its 2002 Plan. In general, the 2005 Plan is designed to meet the needs of a publicly traded company, including the requirements for granting "performance-based compensation" under Section 162(m) of the Internal Revenue Code. The 2005 Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, dividend equivalents and stock payments to employees of the Company and its subsidiaries, members of the Board of Directors and consultants. If the 2005 Plan becomes effective, awards will no longer be made under the 2002 Plan.

        The Company has initially reserved 3,700,000 shares of common stock for issuance under the 2005 Plan. This number will be increased by the number of shares available for issuance, not subject to options or other awards granted under the Company's equity incentive plans or arrangements as of the effective date of the 2005 Plan, plus the number of shares of common stock related to options or other awards granted under the Company's equity incentive plans or arrangements that are repurchased, forfeited, expire or are cancelled on or after the effective date of the 2005 Plan. The 2005 Plan also contains an "evergreen provision" that allows for an annual increase in the number of shares available for issuance on January 1 of each year during the ten-year term of the 2005 Plan, beginning January 1, 2007. The annual increase in the number of shares shall be either 2% of outstanding shares on the applicable January 1 or a lesser amount determined by the Board of Directors. In addition, if at any time after the 2005 Plan becomes effective, and the Company's market capitalization exceeds by at least 200% the market capitalization when the 2005 Plan became effective for any 10 consecutive trading day period, then on the last day of such 10-day period, the number of shares available for issuance will be increased by 3% of the outstanding shares on that day. If, after this adjustment, for any subsequent 10 consecutive trading day period, the market capitalization exceeds by at least 200% the market capitalization at the last date of adjustment, then the number of shares available for issuance will again be increased by 2.5% of the outstanding shares on the last day of such 10-day period.

        In no event will the number of shares of common stock that may be issued pursuant to awards under the 2005 Plan exceed an aggregate of 18,000,000 shares.

  The 2002 Plan

        In 2002, the Company and Board of Directors adopted, and in 2003 the stockholders approved, the 2002 Plan, whereby directors, officers, employees and consultants of the Company are eligible to receive incentive stock options and/or non-statutory stock options or to purchase restricted Common Stock of the Company as designated by the Compensation Committee of the Board of Directors, or in the case of stock option grants to the Chief Executive Officer and/or the Chief Operating Officer, as designated by the Board of Directors. In July 2004, the 2002 Plan was amended by the stockholders of the Company to increase the maximum number of shares of common stock authorized for issuance under the 2002 Plan from 2,800,000 to 6,400,000.

        Options granted to the Chief Executive Officer and the Chief Operating Officer are granted at 110% of fair market value and vest over a one-year period from the date of grant and expire in three to seven years. Options granted to other key employees vest over three-to-five-year periods, and expire in ten years. Options issued to members of the Board of Directors or Advisory Board and consultants vest within one year after issuance and expire in five to seven years. During the year ended December 31, 2005, the Company granted 398,000 options to the Chief Executive Officer and the Chief Operating Officer.

  Predecessor Plans

        The Predecessor Plans provided for options to generally vest three years from the date of grant and expire in seven years. The maximum number of options for shares of common stock which may be issued under the Predecessor Plans is 1,471,800.

  The Option Agreements

        The Option Agreements entered into during 2001 and 2002 generally provided for options issued to consultants for services performed and to key officers under 2001 employment agreements. Options for consultants vested immediately after issuance and expire three years from the date of grant. Options issued to key officers vested over a period of one year and expire in seven years. At December 31, 2005, there were 1,894,334 shares reserved for issuance under consulting and other agreements.

        The Board of Directors determines eligibility, vesting schedules and exercise prices for options granted under the Predecessor Plans and Option Agreements.

Combined Option Plan Activity

        Activity under the stock option plans and agreements in 2003, 2004, and 2005, is set forth below:

		Options Outstanding
	Shares Available for Grant	Number of Shares	Exercise Price Range per Share	Weighted Average Exercise Price Per Share
Balance at December 31, 2002	2,375,900	3,846,234	$1.50 - $ 8.80	$5.06
Options granted	(660,500)	660,500	8.00 - 8.80	8.54
Options canceled	140,400	(140,400)	1.75 - 8.00	6.05
Options exercised	—	—	—	—

Balance at December 31, 2003	1,855,800	4,366,334	$1.50 - $ 8.80	$5.57
Increase in shares available for grant	3,600,000	—	—	—
Options granted	(836,820)	836,820	12.50 - 13.75	12.85
Options canceled	67,000	(67,000)	1.75 - 8.00	5.33
Options exercised		(62,000)	1.75 - 8.00	7.40

Balance at December 31, 2004	4,685,980	5,074,154	$1.50 - $13.75	$6.75
Options granted	(1,145,500)	1,145,500	12.50 - 20.00	16.48
Options canceled	157,800	(157,800)	1.75 - 14.80	8.28
Options exercised		(400)	12.50	12.50

Balance at December 31, 2005	3,698,280	6,061,454	$1.50 - $20.00	$8.55

        The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as of December 31, 2005, were as follows:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Shares	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
$1.50 - $1.75	1,472,334	2.46	$1.56	1,472,334	$1.56
$5.00	492,200	4.74	5.00	492,200	5.00
$8.00 - $8.80	2,170,600	4.79	8.35	1,926,970	8.40
$12.50	568,720	8.26	12.50	175,920	12.50
$13.75	236,000	3.24	13.75	236,000	13.75
$14.80 - $18.50	1,026,100	6.22	16.22	—	—
$20.00	95,500	6.05	20.00	2,000	20.00

Total	6,061,454	4.74	$8.55	4,305,424	$6.14

Shares Reserved for Future Issuance

        The Company has the following shares of common stock reserved for future issuance upon the exercise of stock options as of December 31, 2005:

	Number of Shares
	2002 Plan	Predecessor Plans	Option Agreements	Total
Outstanding	4,036,920	1,085,200	939,334	6,061,454
Authorized for future grant	2,356,680	386,600	955,000	3,698,280

Balance at December 31, 2005	6,393,600	1,471,800	1,894,334	9,759,734

10. Commitments

Consulting and Employment Agreements

        The Company has entered into various consulting agreements with Company stockholders and outside consultants. Consulting expenses are accrued as services are rendered. Consulting services are paid in the form of common stock or stock options at the estimated deemed fair market value at the date services are performed or cash upon completion of all services under the agreement. During the years ended December 31, 2003, 2004, and 2005, the Company recorded expense of $98, $92 and $224, respectively, for consulting services under these contracts.

        The Company issued shares of common stock to members of the Board of Directors and consultants under consulting and other agreements as follows for the three years ended December 31, 2005:

	Members of Board of Directors		Consultants
	Shares Issued	Price Per Share	Shares Issued	Price Per Share
2005	—	$—	—	$—

2004	—	$—	1,440	$12.50

2003	1,950	$8.0	4,200	$8.00

        Effective January 2003 and 2004, the Company entered into one-year employment agreements with the Chief Executive Officer and the Chief Operating Officer. Under the agreements, the Company shall pay these officers base salaries and provides for the issuance of options under the 2002 Plan. Pursuant to the agreements, the Company granted the two officers options to purchase a total of 440,000 shares of common stock in 2003 at an exercise price of $8.80. Pursuant to the 2004 employment agreements, the Company granted the two officers options to purchase a total of 220,000 shares at an exercise price of $13.75 (Note 9).

Contract Manufacturing

        In December 2004, the Company signed a supply agreement with a pharmaceutical company in which the Company will provide technology transfer and development services to the customer prior to manufacturing a bronchodilator product for it. The agreement provides for aggregate payments to the Company of up to $1,200 for technology transfer to be received in December 2004, January 2005 and upon shipment of the first lot of product to the customer. As of December 31, 2005, the aggregate amounts received under this agreement were $1,000 and incurred costs of $377 which have been capitalized.

Distribution Agreement with Corporate Partner

        On May 2, 2005, the Company entered into an agreement to grant certain exclusive marketing rights for its Enoxaparin product candidate (the "Product") to Andrx Pharmaceuticals, Inc. Andrx's marketing rights generally extend to the U.S. retail pharmacy market (the "Territory"). To obtain such rights, Andrx made an up-front payment of $4,500 to the Company upon execution of the agreement. In addition, Andrx will make an additional $5,500 payment once certain milestones relating to the Product are achieved, including obtaining FDA marketing approval, should Andrx elect to participate in the commercial launch of the Product. Under the agreement, the parties will share the gross profit from Andrx's sales of the Product in the Territory with the Company receiving 50% to 60% of the gross profit. In the event that the Company provides notice to Andrx of its intention to launch the Product at risk, and Andrx elects not to participate in such a launch, or should the Company fail to provide Andrx with written notice of its intent to launch by June 30, 2006, then thereafter, Andrx Pharmaceuticals, Inc. will have the option to demand a refund of the $4,500 up-front payment to the Company. In this case, the Company may elect to refund the up-front payment in one lump sum or in installments over the course of a year. Based on on-going marketing preparatory activities of the Company and Andrx, the $4,500 payment received from Andrx has been classified as an unearned payment from corporate partner on the balance sheet as of December 31, 2005. If Andrx participates in a launch of the Product, then all up-front payments will be recognized as revenue over the term of the supply agreement.

Equipment Agreement with APCL

        Pursuant to an agreement of May 4, 1997 and formalized on December 12, 1997, the Company entered into an equipment agreement with APCL whereby the Company agreed to purchase or lease equipment from APCL with an aggregate cost not to exceed $9,131. Under the agreement, APCL managed leasing arrangements and paid all costs associated with the purchase or lease of the equipment on the Company's behalf. APCL purchased or leased equipment based on the Company's technical requirements. Certain equipment lease agreements made by APCL on behalf of Amphastar are guaranteed by Amphastar. Title to the equipment passes to the Company at the end of the lease.

        Annually, the Company compensated APCL for related equipment costs plus a management fee equal to 2.5% of all related costs incurred by APCL in the form of shares of common stock until a total of 6,087,334 shares were to be issued. In 2001, the Company issued 973,986 shares of common stock for equipment amounting to $1,461 received under capital lease obligations of APCL. For equipment and services provided through December 31, 2002, 5,113,344 shares were issued in total. At December 31, 2002, an additional 279,313 shares valued at $419 were not issued, but earned, and accordingly classified, as common stock to be issued under the agreement.

        In 2003, the Company issued the remaining 973,990 shares due under the agreement, comprised of the 279,313 shares due to be issued from 2002 and 694,677 shares earned in 2003, which were valued at $1,042. In April 2003, the Company amended the equipment agreement to clarify the original terms related to the management fee. Of the 694,677 shares issued in 2003, 517,671 shares related to the management fees and 177,006 shares related to equipment and services provided in 2003. As of December 31, 2003, the Company had no further obligation to APCL under the equipment agreement.

Operating Lease Agreements

        The Company leases real and personal property in the normal course of business under various noncancelable operating leases. The Company, at its option, can renew a substantial portion of its leases, at the market rate, for various periods with renewal periods ranging from one to six years. Rental expense under these leases for the years ended December 31, 2003, 2004, 2005 was approximately $2,036, $3,472 and $3,968, respectively.

        Future minimum rental payments under operating leases that have initial or remaining noncancellable lease terms in excess of one-year fiscal year periods ending December 31, are as follows:

Operating Leases
2006	$4,466
2007	2,839
2008	2,684
2009	2,303
2010	2,063
Thereafter	1,138

Total minimum lease payments	$15,493

        The Company also leases office and laboratory facilities and office equipment from APCL for its New Drug Research Center (the "NDRC"). In October 2005, the Audit Committee of the Board of Directors approved the renewal of the NDRC's lease of office space, laboratory facilities and office equipment from APCL at an annual rental of $692. The Lease has a one-year term with an option to renew for one additional year at the same annual rental. The lease renewal of 2005 provided for a substantial increase in the space available to the NDRC. Rental expense was approximately $145, $204, and $359 for the years ended December 31, 2003, 2004, and 2005, respectively.

Purchase Commitments

        As of December 31, 2005, the Company has entered into commitments to purchase equipment for an aggregate of $3,537. The Company anticipates that these commitments will be fulfilled in 2006.

11. Litigation

Environmental Litigation

        IMS, the Company's subsidiary, is one of the approximately 39 defendants in six lawsuits brought by approximately 218 plaintiffs alleging negligence, strict liability, wrongful death, permanent trespass, continuing trespass, public permanent nuisance, public continuing nuisance, strict liability for hazardous activity and fraudulent concealment, and claiming personal injury and/or property damage from exposure to contaminated drinking water. Plaintiffs are seeking primarily monetary, compensatory and punitive damages. They have not specified an amount. Because of the similarity in the cases, they have been consolidated and are being referenced under: In Re: Groundwater Cases (Judicial Council Coordination Proceeding No. 4135), Superior Court for the State of California, County of Los Angeles, Central Civil West District. These cases are being handled by the Los Angeles County Superior Court in a special forum for complex litigation. The plaintiffs have not definitely stated how much they are seeking in damages. IMS denies all substantive allegations of the plaintiffs, and is actively defending its position to minimize any potential liability or damages. The litigation is in the discovery stage. Two of IMS's past insurance carriers are paying all costs and the majority of fees in defending these claims. There is no limit on the dollar amount of defense coverage that the two carriers might be obligated to pay. Both insurance companies have reserved their rights to be indemnified by IMS if IMS is later found to not merit insurance coverage, and both carriers have reserved their rights as to whether they are obligated to indemnify IMS for underlying claims, should a judgment be rendered against IMS in the future. See Note 14 of Notes to Consolidated Financial Statements.

        The Company and approximately 35 other local businesses were notified by the Environmental Protection Agency ("EPA") in August 1995 that they were deemed potentially responsible parties ("PRPs") with respect to a groundwater contamination problem (the "Problem") in the main San Gabriel Basin (the "Basin") in the vicinity of IMS' primary manufacturing plant in South El Monte, California. Without admitting liability, the Company entered into a private agreement with another PRP to conduct a Remedial Investigation and Feasibility Study as demanded by EPA (the "RI/FS"). The RI/FS was performed pursuant to an Administrative Order on Consent (the "AOC") that was agreed to by EPA. In conjunction with the AOC and under the approval of the California Regional Water Quality Control Board, Los Angeles Region, the Company performed certain subsurface investigatory work on the Company's property to determine whether any land used by the Company could be a source of the groundwater contamination. Based upon such tests, management determined that the Company's operations did not contribute significantly to the groundwater contamination and the Company had minimal liability to clean up the Company's former leasehold or the groundwater contamination. In 2000, the EPA drew upon the findings of the RI/FS to adopt an Interim Record of Decision ("ROD") for remediation of groundwater in the portion of the San Gabriel Basin known as the South El Monte Operable Unit ("SEMOU"). In response, certain water purveyors in or hydrologically downgradient from the SEMOU have implemented various projects to contain, extract and/or treat eight chemicals of concern in the groundwater in order to implement the ROD. These water purveyors then moved to obtain reimbursement for their expenses incurred in implementing the ROD. In the spring of 2002, the EPA named IMS and approximately 67 other entities as "Responsible Parties" ("RPs") relative to remediation costs in the SEMOU. In response, 13 companies, including IMS, entered into an agreement with the water purveyors to fund certain agreed upon work that included, but was not limited to, elements of EPA's ROD. By entering into this agreement, IMS settled certain potential claims against it that were alleged by the water purveyors. Moreover, this settlement also addressed many of the claims that EPA would have otherwise been able to bring against IMS as an RP in the SEMOU. Collectively, the 13 settling parties raised $4,700. As part of the settlement, the 13 settling entities also received past and future credit for all matching public monies that were triggered as part of the settlement. During 2002, IMS paid its equal share of the settlement of $365, which had been accrued in prior years.

        In 2003, IMS and the other PRPs were notified that another chemical of concern (outside of the eight chemicals covered by the settlement agreement), perchlorate, had been detected in the SEMOU ground water and that it would have to be treated immediately. The PRPs are in conversations with the EPA to discuss a settlement of this liability. On April 12, 2004, IMS and several other of the settling companies were made third-party defendants in litigation in the United States District Court for the Central District of California between the water purveyors and the non-settling industrial defendants in the SEMOU. The third-party plaintiffs allege, among other things, a failure to adequately contribute to the groundwater cleanup costs in the SEMOU and are seeking monetary damages but have not specified an amount. The Company denies all liability relating to any and all claims in the Third-Party Complaints. Further, since these claims overlap with some of the EPA claims, they may be extinguished as part of any settlement with the EPA. The Company has tendered the third-party complaints to its insurance carriers and the carriers are currently paying the costs and the majority of legal fees in defending these claims. The ultimate outcome of this litigation cannot presently be determined. However, in management's opinion, the likelihood of a material adverse outcome is remote.

Enoxaparin Sodium Litigation

        In March 2003, the Company filed an Abbreviated New Drug Application ("ANDA"), which is pending with the FDA, for enoxaparin sodium ("Lovenox®"), seeking approval to engage in the commercial manufacture, sale, and use of the enoxaparin product in the United States. The Company's ANDA includes a Paragraph IV certification that the existing patents in connection with Lovenox®, are invalid, unenforceable or will not be infringed by the Company's generic product candidate. Teva Pharmaceuticals USA, Inc. ("Teva") also filed an ANDA with the FDA on this product; however, the Company believes that it is the first to file a substantially complete ANDA with the FDA for this drug with a Paragraph IV certification to the patents listed at that time.

        As a result of the filing of the ANDAs by the Company and Teva, Aventis Pharma S.A. and Aventis Pharmaceuticals Inc. filed lawsuits against the Company and Teva in August 2003 in the United States District Court for the District of New Jersey (the "New Jersey Court") and the United States District Court for the Central District of California, Eastern Division (the "California Court"), alleging infringement of one of the two patents on the product. The Company and Teva both answered the complaint brought in the California Court and filed a counterclaim, which sought a declaration that the patents in suit are invalid, unenforceable and/or not infringed by the Company's and Teva's products. In February 2004, the New Jersey Court granted Teva's motion to transfer jurisdiction of the lawsuit to the California Court and subsequently the New Jersey Court action was consolidated with the California Court action. The FDA was stayed from finally approving our ANDA until the earlier of a court decision in our favor or the expiration of 30 months from Aventis' receipt of our notice of the Paragraph IV certification. The Company subsequently amended its answer to allege patent unenforceability due to inequitable conduct and to assert a counterclaim alleging that Aventis violated the United States antitrust laws. In August 2004 the Company filed a motion seeking summary adjudication that the Aventis patent in suit was unenforceable due to Aventis inequitable conduct in procuring the patent and seeking to dismiss the litigation. In November 2004, the Company filed a second motion seeking a summary judgment that the Aventis patent in suit is invalid based on indefiniteness of its claims. In March 2005, the Company filed a third motion seeking a summary judgment that the Aventis patent in suit is invalid based on prior art. On June 15, 2005, the California Court granted the Company's motion for summary judgment that the Aventis patent in suit is unenforceable due to Aventis' inequitable conduct in procuring the patent and the final judgment was entered by the California Court on July 25, 2005. The remaining two summary judgment motions were denied by the California Court as moot. The entry of the final judgment in the Company's favor terminated the 30 month stay of approval applicable to our ANDA. In September 2005, Aventis filed an appeal of the District Court's decision with the U.S. Court of Appeals for the Federal Circuit (the "Court"). In January 2006, the parties presented oral arguments before the Court. If the Company is not successful in its legal and regulatory efforts to launch enoxaparin, the Company then may have to expense its enoxaparin inventory which totalled $22,346 at December 31, 2005.

        The Company intends to vigorously defend each of the foregoing lawsuits, but their respective outcomes cannot be predicted. Any of such lawsuits, if determined adversely to the Company, could have a material adverse effect on the Company's financial position, results of operations, and cash flows.

Other Litigation

        The Company is also subject to various other claims and lawsuits arising in the ordinary course of business. In the opinion of Management, the ultimate resolution of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

12. Related Party Transactions

Affiliated Companies

        The Company had an equipment agreement with APCL through December 31, 2003, whereby the Company had agreed to purchase or lease equipment from APCL with an aggregate cost up to $9,131. In 2002 and 2003, the Company purchased equipment from APCL for approximately $171 and $169, respectively. Under this agreement, the Company accrued management fees payable to APCL of $18 and $0 in 2002 and 2003, respectively. In 2003, the Company issued common stock to APCL for management fees of $776. Certain lease agreements of APCL are guaranteed by the Company or the Chief Executive Officer. The lease agreements guaranteed by the Company were entered into during 1998 through 2002 and have aggregate future minimum lease payments of $57 at December 31, 2005, and mature in 2006. Payment on the leases is expected to be remote (Note 10).

        From time to time, the Company outsources laboratory test work to APCL under an arrangement approved by the Audit Committee of the Board of Directors. The total amount paid to APCL in 2003, 2004 and 2005 was approximately $19, $17, and $29, respectively. In addition, the Company leases and purchases certain equipment and leases part of a building from APCL (Note 10).

Other Related Party Transactions

        The Company engaged in various consulting arrangements with one of its directors during 2003 and 2004. For the years ended December 31, 2003 and 2004, the Company expensed $16 and $9, respectively, for the Director's consulting services and issued 1,950 and -0- shares of common stock to the Director in lieu of cash for such consulting services performed.

13. Employee Benefits

        The Company has a defined contribution 401(k) plan ("Plan"), whereby eligible employees voluntarily contribute up to a defined percentage of their annual compensation. The Company matches 50% of each 1% of employee contributions, up to 4% of total employee contributions or 2% of their annual compensation, and pays the administrative costs of the Plan. Employer contributions vest over five years. Total employer contributions during 2003, 2004, and 2005 were approximately $158, $218, and $236, respectively.

14. Subsequent Events (Unaudited)

        In January 2006, the Company completed a private placement pursuant to Regulation S promulgated under the Securities Act of 1933 with institutional investors, issuing 500,000 shares of the Company's common stock at a price of $20.00 per share for gross proceeds of $10,000.

        In March 2006, the payment term of the Organon obligation was modified to require payments of $1,000 each month for the months of March, April, and May of 2006 and one payment of $3,000 by June 30, 2006.

        In March 2006, IMS settled the environmental litigation claiming that it and 38 other defendants caused personal injury and/or property damage to approximately 218 plaintiffs from exposure to contaminated drinking water. The amount to be paid related to this settlement is not material to the consolidated financial statements of the Company.

            Shares

Amphastar Pharmaceuticals, Inc.

Common Stock

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee.

Amount
Securities and Exchange Commission Filing Fee		$13,536.00
NASD Filing Fee		$12,000.00
NASDAQ National Market Listing Fee	*	$
Accounting Fees and Expenses	*	$
Legal Fees and Expenses	*	$
Blue Sky Fees and Expenses	*	$
Transfer Agent and Registrar Fees and Expenses	*	$
Printing and Engraving Expenses	*	$
Miscellaneous Expenses	*	$
Total	*	$

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

        Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for breaches of the director's duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law, authorizations of the payments of a dividend or approval of a stock repurchase or redemption in violation of Delaware corporate law or for any transactions from which the director derived an improper personal benefit. Our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duties as a director, subject to the same exceptions as described above. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlements actually and reasonably incurred by the person in connection with a threatened, pending, or completed action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses (including attorney fees) actually and reasonably incurred by the person in connection with defense or settlement of such action or suit and no indemnification shall be made with respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. In addition, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding described above (or claim, issue, or matter therein), such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be advanced by the corporation upon receipt of an undertaking by such person to repay such amount if it is ultimately determined that such person is not entitled to indemnification by the corporation under Section 145 of the General Corporation Law of the State of Delaware.

        Our certificate of incorporation provides that we will, to the fullest extent permitted by law, indemnify any person made or threatened to be made a party to an action or proceeding by reason of the fact that he or she (or his or her testators or intestate) is or was our director or officer or serves or served at any other corporation, partnership, joint venture, trust or other enterprise in a similar capacity or as an employee or agent at our request, including service with respect to employee benefit plans maintained or sponsored by us, against expenses (including attorneys' fees and expenses), judgments, fines, penalties, and amounts paid in settlement incurred in connection with the investigation, preparation to defend, or defense of such action, suit, proceeding, or claim. However, we are not required to indemnify or advances expenses in connection with any action, suit, proceeding, claim, or counterclaim initiated by us or on behalf of us. Our bylaws provide that we will indemnify and hold harmless each person who was or is a party or threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was our director or officer, or is or was serving at our request in a similar capacity of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (whether the basis of such action, suit, or proceeding is an action in an official capacity as a director or officer or in any other capacity while serving as a director of officer) to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys fees, judgments, fines, ERISA excise taxes, or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection such action, suit, or proceeding, and this indemnification continues after such person has ceased to be an officer or director and inures to the benefit of such person's heirs, executors, and administrators. The indemnification rights also include the right generally to be advanced expenses, subject to any undertaking required under Delaware General Corporation Law, and the right generally to recover expenses to enforce an indemnification claim or to defend specified suits with respect to advances of indemnification expenses.

Item 15. Recent Sales of Unregistered Securities.

        Set forth below is information regarding securities sold by the Registrant since December 31, 2002 which were not registered under the Securities Act.

        (a)   Issuances of Preferred Stock and Common Stock.

          (1)   During the period April through June 2004, the Registrant issued and sold 1,250,000 shares of common stock at a price per share of $12.50 to various accredited investors.

          (2)   In November 2004 a warrant to purchase 124,000 shares of the Registrant's common stock was exercised at $7.50 per share.

          (3)   In February 2005 the Registrant issued and sold 675,676 shares of common stock at a price per share of $14.80 to an institutional investor.

          (4)   In June 2005, the Registrant issued and sold 417,000 shares of common stock at a price per share of $15.80 to an institutional investor pursuant to Regulation S.

          (5)   In July 2005, the Registrant issued and sold 90,000 shares of common stock at a price per share of $20.00 to an institutional investor pursuant to Regulation S.

          (6)   In January 2006, the Registrant issued and sold 500,000 shares of common stock at a cash price per share of $20.00 to two institutional investors pursuant to Regulation S.

        No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued to a combination of foreign and U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, and pursuant to Regulation S promulgated under the Securities Act, in each case, to the extent an exemption from such registration was required. The purchasers of shares of our stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. The sales of these securities were made without general solicitation or advertising.

        (b)   Stock Option Grants.

          (1)   Since December 31, 2002, the Registrant has granted stock options under its various stock option plans to directors, officers, employees and consultants to purchase an aggregate of 2,642,820 shares of common stock with an aggregate exercise price of $13.35 per share, and has issued 62,400 shares of common stock for an aggregate purchase price of $463,800 upon exercise of such options.

        The stock option grants and the common stock issuances described in this paragraph (b)(1) of Item 15 were made pursuant to written compensatory plans or agreements in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

Exhibit No.	Description
1.1(1)	Underwriting Agreement
3.1(2)	Certificate of Incorporation, as amended
3.2(1)	By-laws
4.1(1)	Specimen certificate evidencing shares of common stock
5.1(1)	Opinion of Latham & Watkins LLP
10.1(4)	Amended and Restated 2002 Stock Option/Stock Issuance Plan
10.2a(3)	Forms of 1998-2001 option agreements
10.2b(2)	2005 Equity Incentive Award Plan
10.3(3)	Lease Agreement dated December 17, 2001 between Applied Financial, Inc. and the Registrant, as amended
10.4(4)	Asset Sale Agreement, dated June 26, 2003, between Organon USA Inc. and the Registrant
10.5(4)	Security Agreement, dated June 26, 2003, between Organon USA Inc. and the Registrant
10.6(4)	Toll Manufacturing Agreement, dated June 26, 2003, between Organon USA Inc. and the Registrant

10.7(3)	Royalty Purchase Agreement, dated August 5, 2003, between Drug Royalty USA, Inc. and the Registrant
10.8(4)	Security Agreement, dated August 5, 2003, between Drug Royalty USA, Inc. and the Registrant
10.9(4)	Subordination Agreement, dated August 5, 2003, between Organon USA Inc., Drug Royalty USA, Inc. and the Registrant
10.10a(3)	Settlement Agreement between the Registrant and Organon USA Inc. dated December 20, 2004
10.10b	Amendment to Settlement Agreement and Asset Sale Agreement, dated March 27, 2006, between Organon USA Inc. and the Registrant
10.13(4)	Lease Agreement, dated July 24, 1990, between Dennis and Gloria Jebbia and International Medication Systems, Limited
10.14(4)	Lease Agreement, dated March 9, 2000, between Owen Bros. Enterprise and International Medication Systems, Limited, as amended
10.15(4)	Lease Agreement, dated June 11, 2001, between John C. Armstrong and Armstrong, as amended
10.26(2)†	Supply Agreement, dated December 16, 2004, between Wyeth and Armstrong Pharmaceuticals, Inc.
10.27(3)	Registration Rights Agreement, dated February 4, 2005, between the Registrant and Lotus China Fund, L.P.
10.28(2)†	Distribution Agreement, dated May 2, 2005, between the Registrant and Andrx Phramaceuticals, Inc.
10.29a(2)	Loan Agreement, dated August 1, 2005, between the Registrant and General Electric Capital Corporation
10.29b	Waiver of Covenant, dated March 27, 2006, between the Registrant and General Electric Capital Corporation
10.30(2)	Loan Agreement, dated September 13, 2005, between International Medication Systems, Limited and East West Bank
10.31(2)	Loan Agreement, dated September 13, 2005 between the Registrant and East West Bank
10.32(2)	Line of Credit Agreement, dated September 13, 2005 between International Medication Systems, Limited and East West Bank
10.33(2)	Revolving Line of Credit Agreement, dated September 13, 2005 International Medication Systems, Limited and East West Bank
21.1(2)	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.3(1)	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1(2)	Power of Attorney (included in the signature page to this registration statement)

(1)
To be filed by amendment.

(2)
Previously filed with Amendment No. 5 to the Form S-1 filed by the Registrant on October 27, 2005.

(3)
Previously filed with Amendment No. 1 to the Form S-1 filed by the Registrant on May 13, 2005.

(4)
Previously filed with the Form S-1 filed by the Registrant on February 11, 2005.

†
Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

(b)
Financial Statement Schedules.

    Schedule II.

          All other schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

  (2)
  For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Schedule II—Valuation and Qualifying Accounts

AMPHASTAR PHARMACEUTICALS, INC.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Balance At Beginning of Period	Charged (Credited) to Cost and expenses	Acquired Balance	Deductions	Balance At End of Period
Allowance for Doubtful Accounts:
Year ended December 31, 2003	$257	$205	$—	$(29)	$433
Year ended December 31, 2004	433	372	—	(371)	434
Year ended December 31, 2005	434	4	—	(107)	331
Reserve for Inventory Obsolescence:
Year ended December 31, 2003	1,422	1,255	423	(81)	3,019
Year ended December 31, 2004	3,019	769	—	(1,628)	2,160
Year ended December 31, 2005	2,160	1,047	—	(1,095)	2,112

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rancho Cucamonga, California on this 31 day of March, 2006.

AMPHASTAR PHARMACEUTICALS, INC.
By:	/s/ DAVID NASSIF David Nassif Chief Financial Officer
Signature		Title	Date

* Jack Zhang		President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2006
* Mary Luo		Chairman, Chief Operating Officer and Director	March 31, 2006
/s/ DAVID NASSIF David Nassif		Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2006
* Floyd Petersen		Director	March 31, 2006
* Richard Koo		Director	March 31, 2006
* Richard Prins		Director	March 31, 2006
* Daniel S. Bishop		Director	March 31, 2006
* Michael A. Zasloff		Director	March 31, 2006
*By:	/s/ DAVID NASSIF David Nassif Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1.1(1)	Underwriting Agreement
3.1(2)	Certificate of Incorporation, as amended
3.2(1)	By-laws
4.1(1)	Specimen certificate evidencing shares of common stock
5.1(1)	Opinion of Latham & Watkins LLP
10.1(4)	Amended and Restated 2002 Stock Option/Stock Issuance Plan
10.2a(3)	Forms of 1998-2001 option agreements
10.2b(2)	2005 Equity Incentive Award Plan
10.3(3)	Lease Agreement dated December 17, 2001 between Applied Financial, Inc. and the Registrant, as amended
10.4(4)	Asset Sale Agreement, dated June 26, 2003, between Organon USA Inc. and the Registrant
10.5(4)	Security Agreement, dated June 26, 2003, between Organon USA Inc. and the Registrant
10.6(4)	Toll Manufacturing Agreement, dated June 26, 2003, between Organon USA Inc. and the Registrant
10.7(3)	Royalty Purchase Agreement, dated August 5, 2003, between Drug Royalty USA, Inc. and the Registrant
10.8(4)	Security Agreement, dated August 5, 2003, between Drug Royalty USA, Inc. and the Registrant
10.9(4)	Subordination Agreement, dated August 5, 2003, between Organon USA Inc., Drug Royalty USA, Inc. and the Registrant
10.10a(3)	Settlement Agreement between the Registrant and Organon USA Inc. dated December 20, 2004
10.10b	Amendment to Settlement Agreement and Asset Sale Agreement, dated March 27, 2006, between Organon USA Inc. and the Registrant
10.13(4)	Lease Agreement, dated July 24, 1990, between Dennis and Gloria Jebbia and International Medication Systems, Limited
10.14(4)	Lease Agreement, dated March 9, 2000, between Owen Bros. Enterprise and International Medication Systems, Limited, as amended
10.15(4)	Lease Agreement, dated June 11, 2001, between John C. Armstrong and Armstrong, as amended
10.26(2)†	Supply Agreement, dated December 16, 2004, between Wyeth and Armstrong Pharmaceuticals, Inc.
10.27(3)	Registration Rights Agreement, dated February 4, 2005, between the Registrant and Lotus China Fund, L.P.
10.28(2)†	Distribution Agreement, dated May 2, 2005, between the Registrant and Andrx Phramaceuticals, Inc.
10.29a(2)	Loan Agreement, dated August 1, 2005, between the Registrant and General Electric Capital Corporation
10.29b	Waiver of Covenant, dated March 27, 2006, between the Registrant and General Electric Capital Corporation

10.30(2)	Loan Agreement, dated September 13, 2005, between International Medication Systems, Limited and East West Bank
10.31(2)	Loan Agreement, dated September 13, 2005 between the Registrant and East West Bank
10.32(2)	Line of Credit Agreement, dated September 13, 2005 between International Medication Systems, Limited and East West Bank
10.33(2)	Revolving Line of Credit Agreement, dated September 13, 2005 International Medication Systems, Limited and East West Bank
21.1(2)	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.3(1)	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1(2)	Power of Attorney (included in the signature page to this registration statement)

(1)
To be filed by amendment.

(2)
Previously filed with Amendment No. 5 to the Form S-1 filed by the Registrant on October 27, 2005.

(3)
Previously filed with Amendment No. 1 to the Form S-1 filed by the Registrant on May 13, 2005.

(4)
Previously filed with the Form S-1 filed by the Registrant on February 11, 2005.

†
Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Amphastar Pharmaceuticals, Inc.
The Offering
Summary Consolidated Financial Information
RISK FACTORS
Risks Related to Our Business
Other Risks Related to Intellectual Property Rights
Risks Related to Our Industry
Risks Related to This Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Index to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Amphastar Pharmaceuticals, Inc. Consolidated Balance Sheets (In thousands, except share and per share data)
Amphastar Pharmaceuticals, Inc. Consolidated Statements of Operations (In thousands, except per share data)
Consolidated Statements of Stockholders' Equity
Amphastar Pharmaceuticals, Inc. Consolidated Statements of Cash Flows (In thousands)
Amphastar Pharmaceuticals, Inc. Notes to Consolidated Financial Statements Years Ended December 31, 2003, 2004, and 2005 (In thousands, except share and per share data)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
AMPHASTAR PHARMACEUTICALS, INC. SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS (in thousands)
SIGNATURES
EXHIBIT INDEX